I N T E G R A T I O N

Annual Report 2005

For the year ended December 31, 2005

J:COM

Jupiter Telecommunications Co.,Ltd

[EFFICIENT AND FINELY-TUNED CUSTOMER SUPPORT]

..COM's community-based services are underpinned by the dedicated staff at our customer centers who serve as a bridge between the company and its customers. Our customer center support staff provides courteous product explanations, takes new subscriptions and schedules installations.

In 2006, we will add sales personnel to our 1,000-strong operator base to enhance personalized customer support and at the same time, realize marketing efficiencies.

From the left: Tamami Uchida Hiroko Sugisaki Tele-Sales Promotion Department Outbound Center, KantoCC


J:COM

[CAREFULLY TAILORED DIRECT CUSTOMER SERVICE]

J:COM's greatest strength is our deeply rooted ties to the community, realized by face-to-face sales activities. Talking with customers in person makes it possible for J:COM representatives to listen carefully to each customer's questions and explain how to enjoy our lineup of more than 100 channels and operate cutting-edge digital equipment. Moreover, we can recommend J:COM products based on our customer's individual preferences and level of usage.

The J:COM Group employs around 1,900 people in direct sales teams deployed in each of our service areas located in the metropolitan areas of Kanto, Kansai, and Kyushu, as well as in Sapporo. In addition, in order to provide information on our increasingly complex and sophisticated digital services in a detailed yet easy-to-understand manner, we are working to enhance training for sales staff and to improve our direct employment ratio.

Satoshi Takami J:COM Kansai Co.,Ltd Osaka System Sales Department SDU group

[AREA STRATEGY BASED ON A SCRUPULOUS ANALYSIS]

One of the key elements of J:COM's Volume Strategy is to increase the number of homes passed, or, the households reached by J:COM's network. In 2005, extensions to our existing networks and acquisitions of new areas added another 1,030,000 homes passed, bringing total homes passed to 7,890,000 by the end of the year.

The newly-acquired areas are all high-population-density urban areas that are adjacent to existing J:COM service areas, and we expect these acquisitions to significantly boost both the ARPU and penetration rate. We intend to improve earnings by promptly integrating these areas into the J:COM operating structure.

From the left: Koji Matsui Keigo Shibagaki Takako Yoshikawa Kazuhiro Ohashi Junichi Mine Tetsuya Suezaki Soichiro Osawa
Corporate Strategy Department

AIMING TO BECOME AN INTEGRAL PART OF THE COMMUNITY

As Japan's largest Multiple System Operator (MSO), J:COM is capable of providing its subscribers with a rich array of high quality content and state-of-the-art services. Moreover, we have an important role to play as a media company deeply routed in the community that provides content and services that harness the distinctive features of each community. These two functions are major pillars of the Company's strength.

J:COM aims to become an indispensable companion to each community it serves, not only through planning, production, and broadcasting of community channels providing local news and information, but also through activities ranging from the planning and sponsorship of local events to efforts to ensure community security and safety.

From the left: **Hideki Saito Koichiro Kanaya** J:COM Tokyo Co.,Ltd. TOKYO Mediacenter



[CUTTING-EDGE SERVICE SUPPORTED BY RELIABLE SYSTEM]



J:COM is expanding its service lineup by rolling out leading-edge technologies such as video-on-demand, set-top boxe with an internal hard disk drive (HDR), and primary IP phone. In 2005, we switched over transmission of CS digital program ming from satellite to a terrestrial-based fiber optic network. The new on-the-ground fiber optic network is more reliabl capable of delivering high-quality video and much less susceptible to signal disruptions caused by inclement weather. Our services are anchored by our technology staff, who develop and introduce new technologies in addition to operatin and monitoring the network, and conducting installation and maintenance. In 2005, operation of the technical suppo centers established in each region was integrated with the operations of J:COM Technologies Co., Ltd. (a wholly-owne subsidiary), and we currently moving ahead with further streamlining of our technical operations.

Hideo Ezuka J:COM Technologies Co.,Ltd. Tokyo Technical Center H.E. Group East Japan Business Headquarters



APPEALING CONTENTS AS A SOURCE OF COMPETITIVENESS

Ensuring high-quality content is most important to staying ahead of intensifying competition.
To maintain our edge, J:COM sources popular contents from our affiliate Jupiter VOD and a number of other content providers. In particular, we are placing a strong emphasis on expanding our line-up of high-definition programming.
In December 2005, we began offering two exclusive high definition channels—FOXlife HD, a lifestyle and entertainment channel targeting women viewers, and the documentary channel Discovery HD—for J:COM TV Digital subscribers via our terrestrial fiber optic network.

From the left: **Naoya Taniguchi** Broadcasting Strategy Department **Yuko Okada** Marketing Department Programming & Production Group
Noriko Kamura Broadcasting Strategy Department **Yamato Morita** Marketing Department Promotion Group
Koichi Yoshida Broadcasting Strategy Department

Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO), boasting the top market share in the industry. Our cable franchises offer television, high-speed Internet and telephony services under the J:COM brand over our proprietary broadband network. By the end of 2005—our 10 year anniversary—subscribers topped 2,140,000 households. In March 2006, we became a "grand slam" provider by adding mobile phone service to our line-up.

J:COM seeks to fulfill customer needs for higher quality of life by providing superior cutting-edge digital services.

Contents

Forward-Looking Statements

This report contains forward-looking statements regarding the intent, belief or current expectations of our management with respect to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that these expectations will prove to be correct, and cannot guarantee our future results, levels of activity, performance or achievements. We disclaim any obligation to update, or to announce publicly any revision to, any of the forward-looking statements contained in this report, whether as a result of new information, future events or otherwise.

Operational Highlights

Please refer to page 79 for an explanation of terms

Total RGUs

In addition to the robust growth of existing services such as the digital TV service and the primary fixed line telephony service, J:COM advanced its Volume Strategy, including the expansion of the network by acquiring geographically proximate franchises. As a result, the total number of revenue generating units (RGUs) for the three services, namely cable television, the internet, and telephony, reached 3,679,000 (an increase of 560,000, or 18%, compared with the end of the previous year).

Total RGUs


(Millions)
4
3
2
1
0
'01
'02
'03
'04
'05
CATV
High-speed Internet
Telephony

J:COM TV Digital Uptake

The number of households subscribing to J:COM TV Digital reached 650,700 as of the end of December 2005 (36% of all cable TV subscribers). J:COM is making steady progress toward our goal of accomplishing a complete migration from analog to digital by 2008, thanks to service enhancements such as J:COM-exclusive high definition channels and video-on-demand (VOD) services.

J:COM TV Digital Uptake


(Thousands of households)
750
500
250
0
'03/12
'04/3
6
9
12
'05/3
6
9
12

Total Number of Subscribers

Like total RGUs, the total number of subscribers has grown steadily. By the end of December 2005, that number reached 2,136,000, a 14.0% year-on-year increase.

Total Number of Subscribers


(Thousands of households)
2,000
1,000
0
'01/12
'02/12
'03/12
'04/12
'05/12

Churn Rates

The average monthly churn rate during 2005 was 1.3% for TV subscribers, 1.3% for the internet, and 0.7% for telephony. J:COM's "triple-play" bundling strategy and service enhancements have helped push down the overall churn rate over the past few years.

Churn Rates


(%)
2.0
1.5
1.0
0.5
'01
'02
'03
'04
'05
CATV
High-speed Internet
Telephony

Progress in Triple-play Bundling

The percentage of households subscribing to the three services (J:COM TV, J:COM NET, J:COM PHONE) provided by the J:COM Group climbed to 21.8%, up from 19.1% at the end of 2004. Households subscribing to two or more of the services accounted for more than half of all J:COM subscribers, indicating that our bundling strategy has steadily been producing good results.

Progress in Triple-play Bundling (%)


Operating company
'04/12
5.7
11.8
3.5
19.1
41.2
12.9
5.7
'05/12
6.1
10.8
4.0
21.8
37.7
13.8
5.8
J:COM TV
J:COM NET
J:COM PHONE

ARPU and Bundling Rate Trends

Due to the "triple-play" bundling strategy and the enhancement of value-added services, average ARPU for the year 2005 grew to 7,497 yen, an increase of 407 yen from the previous year. Furthermore, subscriptions to multiple services also increased steadily and the bundling rate, a measure of the number of services provided per household, improved to 1.72 from 1.66 (end of 2004).

Rising ARPU and bundle ratio


(Yen)
(%)
8,000
6,000
4,000
2,000
0
2.0
1.5
1.0
0.5
0.0
'01
'02
'03
'04
'05
ARPU (Left)
Bundle ratio (Right)

Financial Highlights (U.S. GAAP)

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Millions of Yen		
	2003	2004	**2005**
Operating Results:			
Total revenue	¥143,159	¥161,346	**¥183,144**
Subscription fees	123,215	140,826	**163,378**
Cable-television	70,165	75,866	**85,254**
High-speed Internet	34,820	40,123	**47,425**
Telephony	18,230	24,837	**30,699**
Total operating costs and expenses	129,957	138,754	**158,669**
Operating income	13,202	22,592	**24,475**
Net income	5,351	10,821	**19,333**
OCF(*1)	49,733	63,249	**70,023**
Capital expenditures	38,535	44,354	**54,277**
Financial Position:			
Total assets	¥421,877	¥439,291	**¥516,457**
Total shareholders' equity	96,769	138,370	**251,445**
Interest-bearing debt (Gross)	255,401	231,529	**185,127**
Interest-bearing debt (Net)	245,842	221,109	**149,844**

Total revenue


(Billions of Yen)
200
150
100
50
0
'01
'02
'03
'04
'05

OCF and OCF margin


(Billions of Yen)
(%)
80
60
40
20
0
40
30
20
10
0
'01
'02
'03
'04
'05
OCF (Left)
OCF margin (Right)

	2003	2004	2005
	Millions of Yen (Unless otherwise specified)		
Cash Flows			
Cash flow from operating activities	¥ 46,965	¥ 52,512	**¥ 60,763**
Cash flow from investing activities	(34,526)	(39,882)	**(57,230)**
Cash flow from financing activities	(12,199)	(9,996)	**21,330**
Free cash flow (*2)	8,430	8,158	**6,486**
Per Share Data			
Net income - basic (yen)	¥ 1,214	¥ 2,221	**¥ 3,179**
Shareholders' equity (yen) (*3)	20,657	26,888	**39,511**
Ratios			
OCF margin (%)	34.7	39.2	**38.2**
Return on equity (%)	5.5	7.8	**7.7**
Debt to OCF (times) (*4)	5.1	3.7	**2.6**
Debt to equity (times) (*4)	2.6	1.7	**0.7**

Notes: 1. OCF = (Operating revenue) – (Programming and other operating expenses) – (Sales and general administrative expenses) As of December 2005, OCF is used in place of EBITDA.
2. Free cash flow is calculated by cash flow provided by operating activities less capital leases and other capital expenditures.
3. Based on the number of ordinary shares outstanding at the end of each fiscal year.
4. Debt to OCF and debt to equity ratios are calculated based on gross interest-bearing debt.

Net income (loss)


(Billions of Yen)
20
10
0
-10
-20
-30
'01
'02
'03
'04
'05

Capital expenditures and Free cash flow


(Billions of Yen)
80
60
40
20
0
-20
-40
-60
'01
'02
'03
'04
'05
Capital expenditures
Free cash flow


from
CEO
message
from
CEO
株主・投資家
そして
ステークホルダー
の皆様へ


Tomoyuki Moriizumi President and CEO

For J:COM, 2005 was a year to celebrate. Not only did we commemorate our 10th anniversary since establishing the company, we also saw total subscribers surpass the two million mark. Moreover, we recorded growth in both revenue and profits—again! Looking forward, in 2006 J:COM will continue to implement a "Volume plus Value" strategy as we grow our business through expansions to our service area and introduction of new services. We will utilize our advantage as an operator with a strong local presence to obtain the trust of our customers and realize sustainable growth as a leading company in the broadcasting and telecommunications industry.

Looking Back at 2005

In 2005 J:COM marked significant increases in revenue and income with consolidated revenue of 183.1 billion yen, a year-on-year increase of 14%, consolidated net income of 19.3 billion yen, a year-on-year increase of 79%, and an operating cash flow (OCF)* of 70.0 billion yen, a year-on-year increase of 11%. We firmly believe this success is attributable to our Volume plus Value strategy, where we continuously pursue greater scale and more appealing services. Furthermore, funds procured from our listing on JASDAQ and the restructuring of debt has enabled us to further strengthen our financial footing.

* Operating cash flow (OCF): (Operating revenue) – (Programming and other operating expenses) – (Sales and general administrative expenses)
[Beginning this year J:COM will employ OCF in place of EBITDA.]

Steady Implementation of the Volume Plus Value Strategy

For J:COM, network expansions and mergers and acquisitions are important elements in our strategy to grow our subscriber base. Through our Volume strategy, we actively expanded our customer base. For example we acquired Odakyu Telecommunication Services Co., Ltd. (Odakyu Cable Vision, now J:COM Setamachi Co., Ltd.) and Cable Television Kobe Co., Ltd. as consolidated subsidiaries

in September and November, respectively. J:COM has also enhanced training for its approximately 1,900 direct sales personnel nationwide to augment our great strengths, face-to-face sales activities and a strong local presence.

Meanwhile, under our Value strategy, we aim to improve average revenue per unit (ARPU) by advancing Triple-play bundling and rolling out a series of actions intended to raise the appeal of our service offering. For our customers, bundling multiple services improves convenience; for J:COM, it lowers churn and raises ARPU. We also launched new services including video-on-demand (VOD) and expanded digital content for cable television viewers, Primary IP phone service* for telephony subscribers and 100Mbps J:COM NET Hikari service for high-speed Internet subscribers.

As a result, J:COM reached several milestones worth commemorating. Total subscribers surpassed two million, digital television subscribers exceeded 650,000 subscribers and fixed line telephony users passed the one million mark. Our ARPU is also continuing to grow, reaching 7,497 yen as of the end of 2005, a year-on-year increase of 407 yen.

* Primary IP phone service: a high-quality telephony service that utilizes IP technology and supports local number portability and emergency calls.

Preparing for Intensified Competition; the Uncompromising Pursuit of Differentiation

As the "fusion of broadcasting and telecommunications" continued to progress, in 2005 large telecommunications businesses and others launched full-scale entries into the broadcasting business, making for an increasingly difficult business environment. To win in such an environment where competition transcends the conventional boundaries between broadcasting and telecommunications, J:COM must be able to rely on the unwavering support and trust of its customers. To do so, J:COM needs to leverage its strengths and differentiate itself. In 2005 we actively promoted a variety of measures based on this awareness. In 2006, we will step up these efforts and accelerate implementation.

Looking Ahead to 2006

In 2006 we will continue to endeavor to expand our customer base and enhance our service offering and intensify our focus on raising customer satisfaction. Rooted in the principle of "Delivering value tailored to please each customer," we will strive to integrate all of our strategies including our product strategies, regional strategies, and sales strategies — I believe this is the key to future growth.

Adding Mobile Phone Service to Make a Grand Slam*

The synergies generated by the "fusion" of new and existing services are important to delivering value. In March 2006 we began the mobile telecommunications service J:COM MOBILE and solidified our footing for the Grand Slam play, that is, adding mobile phone to the three services of cable television, high-speed Internet, and fixed line telephony. J:COM will increase competitiveness in the market by fusing fixed-line and mobile telecommunications. Attractive features will include a flat-rate call charge system between J:COM mobile and fixed line customers, not

Actual OCF


(Billions of Yen)
80
60
40
20
0
'01
'02
'03
'04
'05

Number of "J:COM TV" subscribing households


(Thousands of households)
2,000
1,500
1,000
500
0
'01
'02
'03
'04
'05

Number of "J:COM NET" subscribing households


(Thousands of households)
1,000
800
600
400
200
0
'01
'02
'03
'04
'05

Number of "J:COM PHONE" subscribing households


(Thousands of households)
1,000
800
600
400
200
0
'01
'02
'03
'04
'05


J:COM TV
Grand Slam
J:COM PHONE
J:COM NET
J:COM MOBILE
powered by WILLCOM

to mention offering a discount rate for bundled services and other measures. Pro viding these services on one bill will enhance customer convenience by simplifying household finances. Meanwhile, J:COM stands to benefit from lower churn and higher ARPU.

In addition we intend to expand new services that promote the added value o our existing services such as launching a set-top box equipped with a hard disk drive (HDR), offering more choices of high definition content, and commencing full-scale operation of services targeting SOHOs.**

* Grand Slam: a bundled service package comprising four services, namely cable television, fixed-line telephony, internet connection, and mobile telecommunication.
**SOHO: Small Offices and Home Offices. Places of business with nine or fewer employees.

J:COMizing Newly-Acquired Service Areas

Integration and fusion are also key aspects of our volume strategy. In 2006, we need to integrate areas newly acquired in 2005 and quickly "J:COMize" these areas, that is, to raise penetration rates and ARPU to a level on par with J:COM's existing service areas. Immediately after the acquisition of these new service areas we have begun urgently building the structure needed to J:COMize these areas. For example we have invested in the necessary equipment and facilities and strengthened salesforces. In the future we will introduce J:COM sales tactics and services and pursue efficient operation while advancing operations respecting the distinctive features of each community and maximizing the synergies of integration.

Our Role as a Community-Based Media Company and Winning the Trust of Our Customers

Since the establishment of J:COM we have conducted our business with the belief that trusting relationships with our customers and the communities we serve are a valuable asset. I take pride in the unrivalled strength of our sales force, which through direct customer interaction provides meticulous and suitable support tailored to their needs. In 2006 we established the Customer Care Division in order to further expand this advantage and provide even more comprehensive customer care.

Delivering quality services, providing peace of mind, and earning the trust of our customers— I firmly believe that this is the path to the sustained growth which J:COM pursues as a community-based media company.

To Our Stakeholders

To Our Shareholders and Investors

J:COM is keenly aware that providing returns to our shareholders is a management priority. We will work to maintain and strengthen our financial foundation so as to support business endeavors that seek to achieve growth and raise corporate value and will consider, from a long-term perspective, appropriate policies for returning profits to shareholders, including the payment of dividends.

To Our Customers

J:COM's wish is to support a more convenient, comfortable, secure, and safe community life for our customers. We will continue to improve customer satisfaction and leverage our technology and network to enhance our diverse product lineup and community-based services.

To Our Employees

Customer satisfaction depends on your efforts. J:COM will earnestly endeavor to ensure that employees can perform to the best of his or her ability through provision of a better working environment and establishing a fair evaluation system to assess their achievements and abilities.

April 2006

Tomoyuki Moriizumi
President & Chief Executive Officer



Integration

— Maximizing the Benefits of the Volume plus Value Strategy —

The era of "intramodal competition" in which specialized businesses competed within the broadcasting, Internet connection, fixed line telephony, and mobile telephone markets has passed and "intermodal competition" transcending the boundaries between markets is now taking off in full swing.

Advances in the fusion of broadcasting and telecommunications has changed the business environment rapidly. In order to win out over tough competition and continue to grow profits, J:COM is accelerating the implementation of a variety of measures based on the Volume plus Value strategy. At the same time we will aim to maximize revenue by deploying all strategies from one integrated platform—including service area, sales and product & service strategies.



Service Area Strategies

J:COMizing Newly-Acquired Service Areas is a Top Priority

Upfront Investments Are Essential to J:COMize New Service Areas

The penetration rate* in the J:COM Group is 27% and the average revenue per unit(ARPU) is 7,497 yen (both results as of the end of 2005). Both of these figures are the highest in Japan's cable television industry.

Accordingly, many other cable television companies perform at a lower level than J:COM. Last year we acquired the former Odakyu Telecommunication Services Co., Ltd.** (now J:COM Setamachi Co., Ltd.) and Cable Television Kobe Co., Ltd. Their penetration rates ranged from 10% to 20% and their ARPU's between 5,000 and 6,000 yen (results as of the end of December 2005).

One reason for J:COM's prominence is the quality and extent of the services we provide. J:COM has realized triple-play bundling including a primary fixed-line telephony service but the majority of cable television companies provide only the two services of television and an internet connection. Furthermore our efforts on the sales front are very different. For example, in the service areas of the aforementioned two companies the main sales approach previously was not door-to-door direct sales as practiced by J:COM but indirect sales activities such as introductions by agencies and advertising leaflets.

When J:COM acquires such a service area, the introduction of J:COM's services and sales approach opens up enormous upside potential for both penetration rate and ARPU.

To successfully J:COMize these areas—that is, to introduce J:COM's services and sales tactics to these areas—and maximize the benefits of integration, first of all it is essential to make upfront investments in both infrastructure and sales.



Upfront Investments in Both Infrastructure and Sales to Integrate Newly Acquired Service Areas

In 2005 J:COM implemented its volume strategy by acquiring new service areas with approximately 730,000 homes passed (the number of households serviceable by J:COM's network). In the first half of 2006 we will prepare our infrastructure to support J:COMizing these newly-acquired service areas.

First of all on the technology front we plan investments in capital to upgrade trunk lines for broadband capacity and support telephony and other digital services. On the sales front, we will employ several dozen sales personnel to shift from the legacy passive sales approach to an active approach. These new hires will undergo intensive education and training led by our veteran sales personnel to bring the new hires up to speed as quickly as possible.

This increase in our capital investments and operating expenses will result in a temporary decrease in our operating cash flow (OCF) margins but we believe rapid integration into the J:COM way is essential for medium- to long-term growth.

* Penetration rate: number of subscribing households ÷ number of homes passed (the number of serviceable households)

** Odakyu Telecommunication Services Co., Ltd. (Odakyu Cable Vision) was renamed J:COM Setamachi Co., Ltd. on January 1, 2006

Product Strategies

Improving Attractiveness Through High Added-Value Services

Launching New Services Having Synergies With Existing Services

J:COM plans to further accelerate implementation of the value strategy and roll out a series of new services in 2006. New cable television services include video-on-demand (VOD) and set-top boxes with a built-in hard disk drive (HDR). This product lineup will attract new subscribers and induce migration from analog to digital services by enhancing the appeal of digital service. Furthermore, in April 2006 we launched InteracTV which enables our

Area expansion from M&As



Homes Passed*
(Thousands)
Dec '04
Dec '05
6,862
7,890 (+15%)
Increase due to M&As**
728
Total RGUs
(Thousands)
Dec '04
Dec '05
3,117
3,679 (+18%)
Increase due to M&As**
163



M&A '05-'06
M&A in 2005
To be consolidated in 2006
(Sapporo)
Setamachi (Odakyu)
Chofu
Cable Television Kobe
(Kyushu)
(Kanto)
Sakura Cable TV Co., Ltd.
(Kansai)
Rokko Island Cable Vision Co., Ltd.

* Available to households within the service area where network constraction has been completed.

**Sum of Chofu Cable Television, J:COM Setamachi Co., Ltd. and Cable Television Kobe, Inc. Estimated value including value based on pre-acquisition baseline calculation.

customers to easily browse lifestyle information such as news, weather, recipes and community information. This is a service representative of a new era of fusing television and the Internet. We aim to differentiate J:COM's services by expanding community-exclusive contents and providing J:COM's one-of-a-kind convenience.

Moreover in March 2006 we began the mobile telecommunications service J:COM MOBILE. We will further increase the convenience and satisfaction of J:COM's customers, most of whom are families, and aim to improve the ARPU and reduce the churn rate, by adding the value of mobile telecommunications to the existing three services.

Securing Attractive Contents

The key to winning out over the fierce competition that is to unfold is to ensure high-quality and highly-satisfying contents. J:COM is providing a wide range of high-quality content through Jupiter TV Co., Ltd. and other contents providers and its subsidiary Jupiter VOD Co., Ltd. Furthermore, we have put in place a structure to upgrade the content lineup. For example, we have switched programming that we formerly sourced via satellite over to an optical fiber network, which now enables us to deliver high definition content on a stable network. In the

New service launch dates and features at a glance

	Service name	Launch date	Features
J:COM TV	HDR (STB with internal hard disk)	Apr '06	• Digital High definition Recording • Rewind a program while it is being recorded (Time slip function) • Large volume 250 gigabyte hard disk • Double tuner • Record one program while watching another; record two programs at once • View multiple live programs at the same time • Integrated EPG makes scheduling recording easy • Genre and keyword lookup • ¥800 per month (¥840 with tax) [offered to J:COM Digital TV subscribers]
J:COM MOBILE powered by WILLCOM	J:COM MOBILE powered by WILLCOM	Mar '06	• Offering WILLCOM services under the J:COM brand • Discounts off the regular monthly price • Free calls and email (to J:COM Mobile and WILLCOM phones) • Favorable rates with J:COM PHONE • Unified billing *see p.71 for details
J:COM NET J:COM PHONE	SOHO	Jan '06	• Aimed at small businesses employing fewer than ten people • J:COM NET and J:COM PHONE together in one package • New package including J:COM MOBILE under consideration
J:COM NET	J:COM NET Hikari	Jun '05	• 100Mbps high-speed Internet service aimed at multiple-dwelling units (MDU's) (those with over 20 residences) • Optical fiber from the node to the building, with a coaxial (television) cable based network inside the building uses c.LINK technology; see p. 79 for details
J:COM TV	J:COM On Demand	Jan '05	• Over 3,300 titles • Watch what you want, when you want • Fast forward, reverse, 1 hour pause (Trick play function) • View a program as many times as you like within the order period (Resume function)

Structure of new HOG (Headend on the Ground) system


Satellite platform
Program broadcaster
J:COM
Customer
Ready for add
more HD programs
Discovery HD
FOXlife HD
Optical fiber
Program broadcaster
J:COM
Customer

future J:COM aims to strengthen the competitiveness of the cable industry as a whole by linking other cable operators to the optical fiber network, deliver cable-exclusive high definition programs, and promote sharing contents produced by the respective local operators.

Sales Strategy

Balancing Enhanced Customer Satisfaction and Greater Efficiencies

Combining Advantages of Scale With Community-Tailored Media

J:COM is concentrating in its Multiple System Operator (MSO) platform activities that benefit from the economies of scale, such as development of state-of-the-art technology and contents procurement. At the same time, each franchise employs personnel familiar with the area and sales, marketing, and customer services are tailored to the circumstances and environment of the region. We are the largest MSO in Japan. At the same time, we are a media company with local appeal and close community ties. We will fuse these two strengths and aim to further solidify and increase our competitiveness.

Integration of State-of-the-Art Systems and Face-to-Face Marketing

As more and more services are digitalized and become increasingly complex the gap between customers who can take advantage of the new services and those who cannot sufficiently enjoy them widens. Talking face-to-face with our customers when we are needed, providing in-depth explanations and recommending appropriate products tailored to each customer's adaptability, interests, and tastes is our greatest strength, differentiating J:COM, a media company with local appeal, from other companies.

To support this sales effort J:COM is enhancing education and training programs for its approximately 1,900 sales personnel and in 2006 we plan to launch SFA systems* and upgrade to consulting sales capable of considering our customers' individual needs.

We also aim to further upgrade the functions of our customer service centers in 2006. Formerly we primarily took inquiries coming in by telephone and e-mail, but now we have established a telemarketing promotion department to step up efforts to acquire new customers by telephone starting this year. We also established a division dedicated to enhancing customer satisfaction (CS) as part of our effort to reduce cancellations.

We will further increase customer satisfaction and realize efficient sales promotion by implementing these measures in a unified manner and by integrating new methods while taking full advantage of existing schemes.

* SFA (sales force automation) systems: a general term for sales support systems. SFA systems make it possible to streamline sales activities and provide prompt and detailed responses to customers by managing the progress of sales, etc. through the system and linking them to the transaction history of customers.



J:COM TV

J:COM's share of Pay-TV viewing households


J:COM
30%

Source: Hoso Jaurnal, J:COM
Pay-TV viewing households = households with an all-home terminal or set-top box



Business Features and Advantages

Japan's Largest MSO

The cable television (CATV) service is J:COM's core business. As of the end of 2005, we remain the largest Multiple System Operator (MSO) in Japan with 34 franchises run by 19 companies in the Hokkaido, Kanto, Kansai, and Kyushu areas under our unified company brand, and we boast an overwhelming 30% share of all households viewing multi-channel cable television.

Providing a Rich Array of Quality Content

J:COM's key advantage is the wealth of quality content that we provide our CATV subscribers by utilizing our close relationships with affiliates such as Jupiter TV, Japan's largest content provider, and Jupiter VOD, a content provider orientated toward video-on-demand (VOD). J:COM TV provides approximately 50 analog broadcast channels, while J:COM TV Digital offers a total of over 100 terrestrial, broadcast satellite (BS) and communications satellite (CS) digital broadcast channels.

Leading the Industry by Enhancing Our Digital Services

We have successively launched value-added services that take advantage of the interactive features of digital broadcasting, including pay-per-view (PPV and video-on-demand (VOD). As a result of the solid progress of our face-to-face sales activities describing the convenience of these services directly to our customers, the number of J:COM TV Digital subscribing households grew 2.7 times in a year to reach approximately 650,000 households (36% of total CATV subscribers) as of the end of 2005.



Income/Revenue from user fees


(Billions of Yen)
100
80
60
40
20
0
'01
'02
'03
'04
'05

Number of subscribing households


(Thousands of households)
2,000
1,500
1,000
500
0
'01
'02
'03
'04
'05

Number of "J:COM TV Digital" subscribing households


(Thousands of households)
(%)
800
600
400
200
0
40
30
20
10
0
April 2004
Full-scale launch
'03/12 '04/3 6 9 12 '05/3 6 9 12

☐ Number of subscribing households (left) — Ratio of digitalization* (right)
*Ratio of digitalization indicates the percentage of cable-subscribing households subscribed to digital sevices.

Business Results for 2005

The number of J:COM cable television service subscribers has been expanding steadily, with digital services as the main engine of growth. The number of subscribing households grew by 13% year on year to 1,800,000 at the end of 2005, while revenue from subscribers also increased by 12% to 85.3 billion yen. The penetration rate at the end of 2005 was 23%, but some franchises (namely, J:COM Shonan) have produced results exceeding 34%. In future, we intend to further enrich our digital content and to boost our overall penetration rate.

Business Environment and Strategy

Business Environment One: Full Scale Competition with Telecommunications Businesses is Imminent

J:COM boasts the top ranking in the cable television industry and led the industry in providing a full-fledged triple play service. In 2005, the competitive landscape intensified. In addition to telecommunications businesses, private broadcasters also launched video broadcasting over broadband lines. Within the next few years, large telecommunications companies are expected to enter into the broadcasting business through the IP retransmission of terrestrial digital broadcast programming.

Business Environment Two: Latent Audience Demand is Developing New Markets

Factors such as the increasing availability of broadband broadcasting and devices such as DVD recorders that make possible time-shift viewing and listening are creating new demand among passive viewers and demographic groups that were not previously active television viewers. Japan's pay-TV penetration rate is less than 20%. Meanwhile, 23% of homes passed by J:COM's network actually subscribe to pay-TV service. Accordingly, we believe that we still have ample room to expand our business.

*see p.68 for details

Strategy One: Further Fortifying Digital Services

The key to strengthening our customer base and improving our average revenue per unit (ARPU) is our high value added service J:COM TV Digital. Likewise, J:COM On-Demand, the VOD

Total number of "J:COM On Demand" VOD purchases


(Thousands of households)
1,200
1,000
800
600
400
200
0
'05/2
3
4
5
6
7
8
9
10
11
12
Over 1 million purchases
Nationwide service started

Not including free content


HUMAX
J:COM

DVR (STB with internal hard disk)

service launched nationwide in July 2005, is vital in winning subscribers over to the company's digital service. This service enables subscribers to view content from a current selection of more than 3,300 titles at any time they like, and we have high expectations that it will partially replace the rental video market over the medium term.

Furthermore, as a new core service following VOD, we launched DVR, which uses a digital set-top box equipped with a hard disk drive, in March 2006. Using DVR, subscribers can freely select the content they wish to view and save it. The service features 250GB of video storage capacity, is capable of recording high definition broadcasts, and is available for an additional charge of just 840 yen per month (including tax). We believe that DVR has the power to replace a part of the existing DVD recorder market and to become a driving force in improving the ARPU of our digital services.

Strategy Two:
Further Enriching Content

In 2005 we changed our digital content transmission method from satellite to a terrestrial optical fiber transmission network format. This has enabled us to provide a stable supply of high definition content with high quality images and sound exclusively via cable. Furthermore, we are studying the possibility of producing and providing original content for cable television in future. Through such policies, we are aiming to differentiate J:COM from satellite broadcasting and other broadcasting companies.

Strategy Three:
Promoting Wholesale Digital Services

In order to strengthen the competitiveness of the Cable industry as a whole, we are promoting the wholesaling of digital distribution services to other Cable TV operators. This makes it possible to provide services equal to those of J:COM TV Digital to our partner Cable system by connecting via optical fibers to the nearest J:COM network.

J:COM NET

Income/Revenue from user fees



(Billions of Yen)
50
40
30
20
10
0
'01
'02
'03
'04
'05

Number of subscribing households



(Thousands of households)
1,000
800
600
400
200
0
'01
'02
'03
'04
'05

Number of households subscribing to "J:COM in the Room"



(Thousands of households)
300
Number of households subscribing to "J:COM in the Room"
RGU after closing of accounts
200
100
0
'05/1 2 3 4 5 6 7 8 9 10 11 12

* Because "J:COM in the Room" customers are provided sevice at asubstantial discount, values calculated on the basis of a fixed ratio are announced as RGU after the closing of accounts. The number of subscribers and RGU after the closing of accounts include cable television and high-speed Internet services.

Business Features and Advantages

Providing a Fast, Stable, "Always-on" Connection at a Reasonable Price

J:COM provides the 30Mbps J:COM NET Premier and 8Mbps J:COM NET services through two internet service providers for cable TV operators, namely @Net-Home Co., Ltd. and Kansai Multimedia Service Co., Ltd. In addition, in August 2005, in order to meet customer demand for even higher-speed Internet services, we launched the J:COM NET Hikari* service for multiple dwelling units (MDUs), which provides Internet access at up to 100Mbps both upstream and downstream, as the first-ever such service by a cable operator.

*A fiber-optic cable extends to the building and the c.LINK technology interface developed by US company Entropic Communications is used within the building.

Inauguration of SNS (Social Networking Services)

In order to meet the needs of families, who form the bulk of our subscribers, we have included a maximum of five mail accounts and enhanced security services such as virus scanning and parental control (a content filtering service) in the basic package at no extra cost. We also provide an optional wireless home networking service that does away with the need for complicated wiring connections by using a built-in wireless LAN modem for an additional 500 yen per month (not including tax).

In July 2005, we began offering @MyPage, an internet-based social networking service that features functions such as blogs, bulletin boards, and instant messaging. @MyPage was launched with the aim of promoting social interaction among J:COM audience. Beginning in March 2006, we have set up community websites for individual programs as part of a joint effort with program producers.

Business Results for FY 2005 / Business Environment and Strategy

As of the end of December 2005, the number of subscribing households was 910,000, a rise of 21% on the previous year. Due to an increase in the percentage of subscribers to the 30Mbps service, revenue from subscribers reached 47.4 billion yen in 2005, up 18% from the previous year.

Competition between service providers is continuing to intensify in line with the expansion of high-speed Internet connection services. Against this backdrop, J:COM intends to maintain and improve the quality of its services while steadily increasing its subscriber base and reducing churn by enhancing the convenience of its bundled services. In addition, we will endeavor to capture more bulk contracts ("J:COM in the Room") targeting multiple-dwelling units (MDU's) in order to secure income in an efficient and stable manner.


J:COM PHONE

Fixed line telephony service


(Thousands of households)
(Millions of lines)
1,000
800
600
400
200
0
50
40
30
20
10
0
'01
'02
'03
'04
'05
"J:COM PHONE" subscribers (Left)
NTT (Right)

Income/Revenue from user fees


(Billions of Yen)
40
30
20
10
0
'01
'02
'03
'04
'05

Number of subscribing households


(Thousands of households)
1,000
800
600
400
200
0
'01
'02
'03
'04
'05

Business Features and Strengths

Providing High-Quality Services at Discount Prices

J:COM PHONE offers a primary fixed-line telephony service that features local number portability (which allows users to continue using their original NTT telephone numbers) and enables emergency calls to police and fire departments. The service requires no subscription fee, and J:COM PHONE line rental fees, call fees, and option menus are set at price points lower than comparable overall packages provided by other large telecommunications carriers.

J:COM PHONE Subscribers Exceed 1 Million Lines

The number of J:COM PHONE subscribers grew by an average of 67% annually from 2001 to 2004 and exceeded 1 million access lines for the first time in December 2005. J:COM Sapporo, which began providing services in April 2005, gained a total of 17,000 line subscriptions in its first seven months and is expected to continue expanding in the future. As a fixed-line telephony service provider that has its own access lines, J:COM ranks second in size only to the NTT Group in Japan.

Business Results for 2005

Our telephony services continued to record high growth in 2005. The number of subscribing households as of the end of December 2005 was 970,000, a 26% year-on-year increase, while revenue from subscribers totaled ¥30.7 billion, a rise of 24%. The major factor behind this growth was the expansion of our service areas in Sapporo and Chofu.

Business Environment and Strategy

Business Environment: The Growth of Triple Play Services

The environment surrounding th fixed-line telephony business is intensi fying progressively due to the entry c new operators and price-cutting wars As a result, large telecommunication carriers have been increasingly emulat ing J:COM in offering their subscriber triple play services comprising cabl television, high-speed internet connec tion, and telephony services.


Number of subscribing households
(Sapporo)
(Thousands of households)
20
15
10
5
0
'05/4 5 6 7 8 9 10 11 12


Features of "J:COM MOBILE"
J:COM MOBILE
J:COM PHONE
Other "J:COM MOBILE" users
Free calls/email
Favorable rates with optional subscription
Home "J:COM PHONE"
WILLCOM Phones
Free calls/email
J:COM MOBILE
Calls 10yen
(10.5yen with tax)
Regular home phone
Free email
Free email
Phones of other mobile providers
Calls 12.5yen
(13.1yen with tax)
Personal computer
The above rates are for a 30-second call (fixed rate in nationwide)

Strategy One: Entering the Mobile Telecommunications Business

In March 2006, J:COM launched a mobile telecommunications service in partnership with WILLCOM, Inc. As large telecommunications carriers and other businesses enter the triple play services market one after another, J:COM is pulling away from the competition by pioneering the Grand Slam*--a service package that also includes mobile phone service. By providing mobile telecommunication services in addition to the lifeline fixed-line telephony services as part of our bundled services, we are further enhancing convenience for our customers while heightening our effectiveness in gaining new subscribers and preventing churn.

*Grand Slam:
a bundled service package comprising four services, namely cable television, fixed-line telephony, internet connection, and mobile telecommunication.

J:COM is pursuing differentiated mobile telecommunications service by offering (1) discounts on line rental fees to customers who subscribe to more than one J:COM bundled service; (2) "one-billing"— the issue of a single convenient bill for all services together; (3) a preferential call charges structure for J:COM PHONE services; and (4) a flat rate covering calls among J:COM MOBILE subscribers.

From the standpoint of improving investment efficiency, we will reduce both the initial investment and the running costs of this service by using the network of WILLCOM, Inc. In addition, we intend to control marketing costs through focused sales promotion centered on telephone marketing to J:COM PHONE subscribing households.

Strategy Two: Promoting Primary Fixed-Line Telephony Services Utilizing VoIP Technology

In the fixed-line telephony field, J:COM's primary IP phone service utilizing VoIP (Voice over Internet Protocol) technology is our main strategic product for the future. Since launching this service in Sapporo in April 2005 and in Chofu in November of the same year, we have already won 18,000 contracts (as of the end of December 2005). Because a smaller initial investment is required for VoIP technology than for traditional fixed-line telephony services using switchboards, we will gradually expand VoIP services into other service areas that we have acquired, including those of J:COM Setamachi (formerly, Odakyu Telecommunication Services Co., Ltd.) and Cable Television Kobe.


social
responsi-
bility
corporate
social
responsi-
bility
企業の
社会的責任

Corporate Social Responsibility

To Our Shareholders and Investors

Achieving sustainable growth and continuously expanding corporate value even in a tough competitive environment — that is the only way to live up to the confidence that our shareholders and investors place in us. To this end, J:COM is placing priority on allocating the capital entrusted by our shareholders toward growth-enabling investment and enhanced competitiveness.

As a matter of course, it is important to ensure transparency in management. J:COM is constantly disclosing information to and conducting dialogues with its shareholders and investors through active investor-relations (IR) activities. We are committed to reflecting your views in the management of the Company.

To Our Business Partners

J:COM is thoroughly committed to equitable business practices. The Company's compliance manual stipulates that it will abide by laws that proscribe unfair competition and monopolies, and will uphold regulations against insider trading. Furthermore, in selecting our business partners we attach great importance to choosing companies with which we can build a long-term relationship of mutual trust. Our selection criteria are fair, and decisions are made without regard to nationality or company size.

To Our Customers

Aiming to Further Improve Customer Satisfaction

Enhancing customer satisfaction through attentive support is not only a responsibility that J:COM bears as a community-based media company; it is also a source of our competitiveness. With this in mind, in January 2006, we established the Customer Care Division, whose mission is to enhance customer satisfaction.
Starting this year, the division will be responsible for our "Welcome Center," which will be established in March 2006 to proactively transmit information to our customers. It will

also be responsible for our "Customer Service Center" (traditional call center) where more than 1,000 operators work around the clock to answer our customers' inquiries. The division will thus work to provide upgraded service and bolster customer satisfaction.

Protecting Personal Information

The Japan Information-Processing Development Corporation (JIPDEC) has awarded its "Privacy Mark" ("P Mark") on J:COM, recognition that the Company handles personal information in a proper manner. The Company endorses P-Mark acquisition for the entire J:COM Group, and to date 19 companies,* including J:COM Multiple System Operator (MSO), have been certified. We will continue our work to acquire, maintain and manage P Mark certification for all group companies. Further, in order to uphold our duty as a repository of our customers' sensitive personal information, we will strive to ensure that all of our employees thoroughly implement personal-information protection measures, and will work to beef up our information-security management regime, including enhanced personal-information management measures.

*As of December 27, 2005.

To the Residents in Local Communities

Helping to Build Secure and Safe Communities

As a company that evolves in harmony with its neighbors, we should contribute to the community's security and safety. That thought, on the part of our employees, was what led to the establishment of the "Crime-Prevention Patrol Squads.," which cooperate closely with police departments and crime-prevention groups in order to stop crime before it occurs. Deployment of the squads was completed at all operating companies in 2005.

Furthermore, with an eye toward helping people with emotional and physical disabilities to lead independent lives and to participate fully in society, the "J:COM Heartful Set" was provided to certain areas for the first time in April 2006. Handicapped Persons Independence Support Act (taking effect on April 1, 2006) provided the impetus for this program, under which high-speed Internet access is offered at special rates to people with disabilities. The program is scheduled to be rolled out sequentially to service areas nationwide. J:COM will continue to help building comfortable communities.

To Our Employees

Human Resources and Employee-Benefits Package

J:COM has abolished the seniority-based promotion system and is working to activate its employees and revitalize its organization predicated on a performance-based promotion system that equitably evaluates individual ability and employee work value. In October 2005 we changed the retirement package to tailor it to diverse employee lifestyles by introducing the Pre-payment of Retirement Allowance (Life Plan Allowance) and Defined Contribution Plan. As part of their benefits package, employees receive social insurance and are enrolled in the "Benefit Plan (Relo-club)" which provides its members a wide array of benefits including discounted use of leisure facilities, health checkups, and support for adult education. In this way, J:COM is creating an environment in which each employee's lifestyle is fully supported, and from which all employees feel a higher level of professional motivation.

Corporate Governance and Compliance

Corporate Governance

J:COM believes that the fundamentals of corporate governance are predicated on improving management efficiency and maintaining its soundness, and on ensuring the transparency of management processes toward these goals. We are vigorously pursuing the creation of an effective corporate-governance regime that is best suited to the company with the aim of maximizing medium- and long-term corporate value for our shareholders, our customers, our employees, and society as a whole. Moreover, we are focusing our efforts on enhancing our investor relations (IR) activities in order to constantly improve our management through an on-going dialogue with our shareholders and investors.

Corporate-Governance Structure

J:COM executes management decision-making and oversees and audits its business operations through a corporate-governance system centered on the Board of Directors and Corporate Auditors.

The Board of Directors is comprised of 13 members, including five external directors, who make decisions regarding important business operations and legal matters, and also oversee the everyday business operations of J:COM and its subsidiaries. A director's term of service is kept to one year, in order to maintain a management structure that can respond swiftly to changes in the business environment.

The Board of Corporate Auditors is comprised of four members, including two external auditors (including the external auditor who resigned during this fiscal year) and one out of two is a full-time auditor. The auditors review all aspects of business operations, including company policy, planning, procedural validity, business effectiveness, and compliance with laws and regulations. Auditors attend the Board of Directors meetings and other important meetings, inspect critical corporate documents, and audit subsidiaries. They report the findings of these audits to the Board of Corporate Auditors.

J:COM has also established a Mar agement Steering Committe comprising full-time Managing Direc tors and Division General Managers This committee contributes to swi and appropriate decisionmaking b reviewing important matters related t management, including the busines results of J:COM and its subsidiaries and by offering advice to the Presider and the other Directors in an effort t assist in the appropriate execution c business, including the convening c Extraordinary Board Meetings.

Establishment of the Internal Control Committee

In May 2005, with the aim of improvir the quality of business operatior throughout the J:COM Group, w established the Internal Control Con

Inplementation of internal control project


President
Internal Control Commitee
(Internal Control Promotion Department)
Advises
Auditor
Application/
Reporting
Communication
Affiliated franchises development
Company operations
Dept. Director
General manager
Proccess owner*
Subproccess owner**
Reporting/
Communication
Various franchises presidents
Person responsible for subproccess***
Operations of various companies
Jupiter Telecom
Affiliated franchises
* Person responsible for maintaining internal contr related to various busines processes
** Member who assists proc owner
*** Person responsible for enforeing operation of subprocesses related to various business process

mittee and the Internal Control Project Secretariat, (renamed the Internal Control Promotion Department in March 2006), which is responsible for specific planning and execution under the committee. As a consolidated subsidiary of Liberty Global Inc. listed on the US NASDAQ Stock Exchange, J:COM is required to comply with the Sarbanes-Oxley Act (US corporate reform law) beginning in FY 2006. Accordingly, J:COM is taking steps toward strengthening and promoting its internal control structure with the focus on ensuring compliance with the Sarbanes-Oxley Act. Concerning internal controls for financial reporting, under the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, which has become an internationally recognized standard, management is required to evaluate and report on the effectiveness of internal controls, and the findings are to be evaluated by the accounting auditors.

Compliance

Development of a Compliance Structure

J:COM has established the Compliance Committee chaired by the Vice President for Administration with the objectives of strengthening and promoting the company-wide structure for compliance. In August 2005, we comprehensively revised the compliance manual and distributed it to all full-time and contracted employees in the J:COM Group companies. In addition, our management-training program includes compliance training.

Furthermore, as a safeguard against situations in which, for whatever reason, it may be difficult for staff to deal with or report compliance issues under the normal chain of command, we have introduced "Speak Up Initiatives" successively at all group companies since May 2005. These initiatives provide an avenue for employees to speak out on compliance issues through direct consultation with the Compliance Committee or an outside lawyer.

Protecting Personal Information

As we move further into the broadband era, J:COM believes that it is imperative to ensure further enhanced protection of personal information. We have declared our basic policies for personal-information protection and have formulated our compliance program in line with JISQ 15001 Requirements for Compliance Programs for the protection of personal information.

Strengthening the Management of Customer Information

As one of a number of measures designed to prevent the leakage of personal information, we have strengthened the security of our customer-database management system. Under this new system, we are driving the shift toward paperless administration by implementing information retrieval and input using Personal Digital Assistant (PDA) terminals. We will further reinforce our efforts to prevent personal information leakage by using terminals installed with a fingerprint-authentication system.

Corporate Officers

(As of March 28, 20

President and CEO
Tomoyuki Moriizumi

Executive Vice President and COO
Gregory B. Armstrong

Executive Vice President
Mineo Fukuda

Managing Director and CFO
Akihiko Haruyama

Director
Michael G. Losier

Director
Shunzo Yamaguchi

Director
Toru Kato

Director
Shingo Yoshii

Director
Seiichi Morimoto

Director
Daisuke Mikogami

Director
Miranda T.C. Curtis

Director
Graham E. Hollis

Director
Yasushige Nishimura

Statutory Auditor
Tsuguhito Aoki

Statutory Auditor
Masatoshi Hayash

Statutory Auditor
John Sandoval

Statutory Auditor
Michael Erickson

financial section

financial section


財務
セクション

Five-Year Summary (U.S. GAAP)

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

					Millions of Y
	2001	2002	2003	2004	20
Operating Results					
Revenue					
Subscription fees					
Cable-television	¥ 39,314	¥ 59,037	¥ 70,165	¥ 75,866	¥ 85,25
High-speed Internet	13,686	26,854	34,820	40,123	47,42
Telephony	5,747	11,253	18,230	24,837	30,69
Subscription fees total	58,747	97,144	123,215	140,826	163,37
Other	17,814	19,487	19,944	20,520	19,76
Total revenue	76,561	116,631	143,159	161,346	183,14
Operating costs and expenses					
Operating and programming costs/					
Selling,general and administrative	¥ 69,608	¥ 90,172	¥ 93,426	¥ 98,097	¥ 113,12
Stock compensation expense	56	62	120	84	2,21
Depreciation and amortization	30,645	30,080	36,411	40,573	43,33
Total operating costs and expenses	100,309	120,314	129,957	138,754	158,66
Operating income (loss)	(23,748)	(3,683)	13,202	22,592	24,47
Net income (loss)	(26,964)	(7,543)	5,351	10,821	19,33
OCF	6,954	26,459	49,733	63,249	70,02
Capital expenditures	¥ 62,596	¥ 59,099	¥ 38,535	¥ 44,354	¥ 54,277
Purchased capital expenditures	48,386	48,108	32,478	31,793	38,405
Capital leases	14,210	10,991	6,057	12,561	15,872
Financial Position:					
Total assets	¥ 369,923	¥ 414,761	¥ 421,877	¥ 439,291	¥ 516,457
Total shareholders' equity	67,213	59,734	96,769	138,370	251,445
Interest-bearing debt (Gross)	244,518	290,676	255,401	231,529	185,127
Capital lease obligations	30,447	35,353	31,131	31,805	38,523
Interest-bearing debt (Net)	239,410	283,129	245,842	221,109	149,844
Cash Flows					
Cash flow from operating activities	¥ 3,318	¥ 22,682	¥ 46,965	¥ 52,512	¥ 60,763
Cash flow from investing activities	(70,862)	(47,733)	(34,526)	(39,882)	(57,230)
Cash flow from financing activities	69,642	27,490	(12,199)	(9,996)	21,330
Free cash flows	(59,278)	(36,417)	8,430	8,158	6,486
Per Share Data					
Net income (loss)-basic (yen)	¥ (6,854)	¥ (1,917)	¥ 1,214	¥ 2,221	¥ 3,179
Shareholders' equity (yen) [*1]	17,084	15,183	20,657	26,888	39,511
Ratios:					
OCF margin (%)	9.1	22.7	34.7	39.2	38.2
Return on equity (%)	—	—	5.5	7.8	7.7
Debt to OCF (times)	35.2	11.0	5.1	3.7	2.6
Debt to equity (times)	3.6	4.9	2.6	1.7	0.7

Notes: 1. Based on the number of ordinary shares outstanding at the end of each fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

I. Overview

We are currently the largest centrally managed multiple system operator ("MSO") of cable television, high-speed Internet and telephony services in Japan as measured by total customers, with approximately 2.0 million customers as of December 31, 2005. We offer our services through 19 managed local cable companies, which we refer to as our managed franchises, 17 of which we own a controlling equity investment and are consolidated for financial reporting purposes as of December 31, 2005. We also wholly own @NetHome Co., Ltd., a provider of Internet access and rich broadband content delivered over @NetHome's private network, which was added to our consolidated group in March 2002. We also wholly own TEC:J, formally Cable Systems Engineering Corporation, a provider of installation services for cable television franchises, which we acquired in July 2004.

At December 31, 2005 we also held non-controlling equity investments between 20% to 50% in five other broadband and broadband related entities, and refer to these as our non-managed investments. The following table summarizes our total group and total managed franchises.

As of December 31,	2004	2005
Consolidated Subsidiaries:		
Managed system operators	16	17
Others	3	3
Total	19	20
Equity Method-Affiliates:		
Managed system operators	2	2
Others	4	5
Total	6	7
Other managed system operators	1	0
Total Group	25	27
Total Managed Franchises	19	19

The cable television industry in Japan historically has been characterized by a large number of small operators, many of which began as joint ventures between multiple parties such as local companies, local governments, and major trading and media companies. A major part of our business strategy has been to acquire interests in complementary franchises so that we can enjoy the economies of scale of a large MSO. In many cases, we have increased our ownership over time, initially acquiring only a non-controlling interest and later increasing our investment to create a consolidated subsidiary. Where possible, we have also merged subsidiaries to achieve further economies of scale.

Profit Structure

Revenue

Subscription Fees. Our subscription fees consist of subscription fees from our cable television, high-speed Internet and telephony services. Subscription fees for our analog and digital cable television services include basic monthly subscription fees and premiums for expanded and premium channels and other premium services, and transaction type services such as pay-per-view and video on-demand. Subscription fees related to our high-speed Internet service consist of monthly subscription fees and premium fees for available options. Subscription fees also include the revenue of our subsidiary @NetHome for high-speed Internet services provided to our unconsolidated managed franchises and to third-party cable operators. Our telephony subscription fees consist of monthly line rental fees and additional per minute charges based on subscriber call volume, premium services such as call waiting and caller ID, and call access charge revenue that we receive from other carriers for interconnecting their calls to our customers. For customers who subscribe to more than one of our network services, we charge a bundled service rate which is less than the aggregate price for individual network services.

We focus on increasing the number of our total customers and the number of service offerings to which each of our customers subscribe. We refer to each product unit that a customer subscribes, as a revenue generating unit ("RGU"). Our subscription fees are influenced principally by the pace of our customer growth, which reflects the addition of new customers offset by the number of customers that disconnect one or more of our services. We refer to the pace of customer disconnects as "churn."

Our product strategy is based on a Volume plus Value concept, as we intend to offer more features and benefits in each products standard package, which we believe differentiates use from our competitors as a true bundled service provider.

Cable Television. We believe that our basic service offering provides the most attractive programming within each genre at a price that is competitive with other providers of video content. The pace of cable television subscriber acquisition and churn rates are influenced by the value that prospective and current subscribers attribute to our services compared to services offered by our competitors. Our customer's ability to receive all video platforms, terrestrial

digital, BS digital, CS channels and pay-per-view and video-on-demand, through one set-top box, we believe offers a value proposition not offered by our competitors. This value also includes the ability to add high-speed Internet and telephony services at rates we believe, when taken together, offer a package of cable television, high-speed Internet and telephony services at an aggregate price less than the aggregate price of similar services from competing providers.

High-speed Internet. The market for high-speed Internet services is highly competitive and more price-sensitive than that for video services. Consequently, our subscriber acquisition and churn rates for high-speed Internet services are influenced significantly by the price point for our service as compared to competing service offerings. We offer security features such as parental control in our high-speed Internet packages.

Telephony. Similar to the market for high-speed Internet services, the market for telephony services is highly competitive and price-sensitive, both for basic monthly line rental fees and per-minute call volume charges. Consequently, our subscriber acquisition and service disconnect rates for telephony services are influenced significantly by the price point for our service as compared to competing service offerings. Though we have experienced subscriber growth for telephony services, we have experienced decreases in telephone subscription fees per subscriber related to call volume activity, which we attribute to the general increase in the use of wireless telephones, as well as increases in the volume of calls made using VoIP telephony services offered by others.

Bundled Services. The pace of growth of RGUs is also directly influenced by the value that customers receive for subscribing for multiple services as compared to the subscription fees charged to obtain comparative services from multiple providers. Once a customer is connected to our network, we can efficiently expand our service offerings to these customers and consequently are able to offer the additional services at highly competitive prices and at potentially lower customer acquisition costs than providing new customers with the same service.

Other Revenue. Our other revenue is comprised primarily of the following:
- installation charges for new customers;
- fees paid to us by the owners of buildings that block terrestrial broadcast television signals for the construction and maintenance of networks to provide for the retran mission of these signals to households which would ot erwise be unable to receive them;
- commissions and fees received from affiliated and no affiliated content providers;
- sales of construction and installation related materia and labor, principally to our unconsolidated manage franchises;
- sales of programming, principally to our unconsolidate managed franchises;
- advertising revenue that we receive in connection wit our cable television and high-speed Internet services; an
- management fees that we charge to our unconsolidate managed franchises.

Our other revenue is influenced primarily by the pace c customer growth. In addition, because other revenu includes management fees and other charges to ou unconsolidated managed franchises, it is also impacted b the aggregate number of customers.

Costs and Expenses

Operating and Programming Costs. Operating and programminc costs include costs related to the operation, maintenance and technical support of our network, and the costs tc acquire programs and other content that we provide tc customers and that we sell to our consolidated and unconsolidated managed franchises. Operating and programming costs also include amounts that we are charged by other telecommunications carriers related to interconnection charges to their network for our customers' calls and the operating expenses of our @NetHome subsidiary associated with our high-speed Internet services. Operating and programming costs also include the costs of labor and materials sold to our unconsolidated managed franchises associated with construction-related sales. Operating and programming costs are impacted primarily by the pace of subscriber growth in each of our service offerings, and additionally by the volume of usage by our telephony service subscribers.

Selling, General and Administrative. Our selling, general and administrative expenses consist primarily of wages, salaries and benefits paid to our in-house and contract employees, and our sales and marketing personnel. Selling, general and administrative expenses also include promotion and commission expenses incurred in connection with the acquisition of new customers as well as our general operating overhead costs and expenses.

Depreciation and Amortization. Our depreciation and amortization expense is principally comprised of depreciation of our investment in our network. We expect our depreciation and amortization expense to increase in future periods in connection with incremental capital expenditures related to further upgrades of our network, including capital expenditures related to our conversion from analog to digital. We also expect our depreciation expense to increase in future periods as a result of network assets to be acquired through potential acquisitions of additional franchises, and capital investment for the integration, upgrade and expansion of the network of franchises that we may acquire.

Income Taxes. Each of the companies within our consolidated group is individually subject to Japanese national corporate tax, an inhabitant tax and a deductible enterprise tax on income, which in aggregate currently result in a maximum statutory income tax rate of approximately 40% for each company. Since 1995, many of the companies within our consolidated group have incurred operating losses for Japanese income tax purposes. We do not currently qualify for filing a consolidated tax return. As a result, certain portions of our consolidated group's net operating loss carryforwards may not be realizable as such loss carryforwards can only be used to offset taxable income in future periods of those members of our consolidated group that generated the net operating loss. The maximum period for net operating loss carryforwards for Japanese corporations was extended from five to seven years for tax losses incurred in fiscal years starting on or after April 1, 2001. Because the companies that generated these net operating loss carryforwards were more likely than not to continue generating net operating losses, we have established valuation allowances against deferred tax assets, including net operating loss carryforwards. As our franchises become profitable and start reporting taxable income, we will re-evaluate the need for such valuation allowances. Generally, the reduction of valuation allowance results in a deferred tax benefit in the year recognized. However, certain of our deferred tax assets were acquired in connection with past business combinations, and when we recognize these deferred tax assets through reductions to our valuation allowances or when we realize them through the application of net operating loss carryforwards as a reduction of current tax expense, we will first be required to reduce goodwill and other intangibles, with any remaining amount reflected as a deferred tax benefit. As a result of not having consolidated group tax returns, our consolidated effective tax rate will vary from period to period based upon the amount of taxable income generated by the individual members of our consolidated group and changes in the individual members' deferred taxes, including their available net operating loss carryforwards.

Other Operating Data

Franchise Revenue Per Customer. One of the measures that we use to monitor our operations is franchise revenue per customer. Franchise revenue per customer is determined for any period as total revenue of our franchises, excluding revenue attributable to installation charges for new customers and fees paid to us by building owners related to terrestrial blockage, divided by the weighted-average number of connected customers during the period.

Churn Rate. Another measure that we use to monitor our operations is the rate at which subscribers disconnect from each of our three services. With respect to any service, we calculate the average monthly churn rate by dividing the number of disconnects from the service during a period by the monthly weighted-average number of subscribers during the same period, and then dividing by the number of months in that period. The churn rate for each service can be influenced by many factors. For example, the churn rate we experience from subscribers in rental MDUs is typically higher than that of subscribers in condominiums or single-dwelling units. Also, we typically experience seasonally high churn in the early part of the year as a result of the high number of Japanese company personnel relocations, which usually take place during March of each year. In addition, the churn rate experienced for each service is typically lower in homes subscribing to more than one service as a result of the bundled price offered for multiple service subscriptions and the increased loyalty of those customers.

II. Results of Operations

Twelve Months Ended December 31, 2005 Compared to Twelve Months Ended December 30, 2004

Overview. J:COM became a consolidated subsidiary of Liberty Global International (LGI) in February 2005. In order to conform reporting between various LGI subsidiaries, J:COM has made a reclassification of certain expenses between "Operating and programming costs" and "Selling, general and administrative expenses." This reclassification has been made in all periods shown below. The impact of this change amounted to an increase in Operating and pro gramming costs (and decrease in Selling, general an administrative expenses) of ¥12,700 million (or 8% of rev enue) for the twelve months ended December 31, 200 The following table sets forth the percentages of revenu that individual items in our consolidated statement of ope ations constituted for the periods presented, period-over period changes and additional operating information for ou consolidated franchises:

Millions of Yen

	Twelve months ended December 31, 2004	As a % of revenue	Twelve months ended December 31, 2005	As a % of revenue	¥ Change	% Change
Revenue:						
Subscription fees	¥ 140,826	87%	¥ 163,378	89%	¥ 22,552	16%
Other	20,520	13%	19,766	11%	(754)	(4%
	161,346	100%	183,144	100%	21,797	14%
Operating costs and expenses:						
Operating and programming costs	(66,570)	(41%)	(76,133)	(42%)	(9,564)	(14%
Selling, general and administrative	(31,527)	(20%)	(36,988)	(20%)	(5,460)	(17%)
Stock Compensation	(84)	*	(2,210)	(1%)	(2,125)	*
Depreciation and amortization	(40,573)	(25%)	(43,338)	(24%)	(2,765)	(7%)
	(138,754)	(86%)	(158,669)	(87%)	(19,914)	(14%)
Operating income	22,592	14%	24,475	13%	1,884	8%
Interest expense, net	(10,101)	(6%)	(7,703)	(4%)	2,398	24%
Other income (expense), net	37	*	322	*	284	*
Equity in earnings of affiliates	610	*	651	*	42	7%
Minority interest in net income	(459)	*	(997)	(1%)	(538)	(117%)
Income before income taxes and cumulative effect of accounting change	12,679	8%	16,748	9%	4,069	32%
Income tax (expense)/benefit	(1,858)	(1%)	3,071	2%	4,930	*
Cumulative effect of accounting change	—	*	(486)	*	(486)	*
Net income	¥ 10,821	7%	¥ 19,333	11%	¥ 8,512	79%

* Less than 1.0% of total revenue or percentage change not considered meaningful.

Breakdown of Total Revenue

(Billions of Yen)

200 150 100 50 0 '03 '04 '05

Subsription fees

Other revenue

Breakdown of Operating Cost and Expenses


(Billions of Yen)
200
150
100
50
0
'03
'04
'05

Operating and programming costs+ Selling, general and administrative expenses

Depreciation and amortization expenses

Operating Income


(Billions of Yen)
30
20
10
0
'03
'04
'05

Other Operating Data:

	As of December 31, 2004	As of December 31, 2005	Change	% Change
Homes passed: (Households)				
Cable television	6,287,800	7,296,600	1,008,800	16%
High-speed Internet	6,276,200	7,288,000	1,011,800	16%
Telephone	5,799,200	6,624,100	824,900	14%
Subscribers: (Households)				
Cable television	1,482,600	1,684,900	202,300	14%
High-speed Internet	708,600	864,200	155,600	22%
Telephone	726,500	911,300	184,800	25%
Total RGUs	2,917,700	3,460,400	542,700	19%
RGU connects	755,600	806,900	51,400	7%
Customers connected (households)	1,744,800	2,002,800	258,000	15%
Average RGU per customer	1.67	1.73	0.06	4%
Average franchise revenue per customer per month[1]	¥ 7,123	¥ 7,538	¥ 415	6%

Note: (1) Average franchise revenue per customer is determined for any period as total revenue of our managed franchises, excluding revenue attributable to installation charges for new customers and fees paid to us by building owners related to terrestrial blockage, divided by the weighted-average number of connected customers during the period.

RGU Connects


(Thousands)
4,000
3,000
2,000
1,000
0
'03
'04
'05
CATV
High-speed Internet
Telephony

Customers Connected


(Thousands of households)
2,000
1,500
1,000
500
0
'03
'04
'05

Average Franchise Revenue and RGU Per Customer


(Thousands of Yen)
(%)
8
6
4
2
0
2.00
1.75
1.50
1.25
1.00
'03
'04
'05
Average franchise revenue per customer per month
RGU: Revenue Generating Units

Revenue

Total revenue increased by ¥21,797 million, or 14%, from ¥161,346 million for the twelve months ended December 31, 2004 to ¥183,144 million for the twelve months ended December 31, 2005. The impact on revenue for 2005 system acquisitions was ¥4,042 million for the twelve months ended December 31, 2005.

Subscription Fees. Subscription fees increased by ¥22,552 million, or 16%, from ¥140,826 million for the twelve months ended December 31, 2004 to ¥163,378 million for the twelve months ended December 31, 2005. Cable television subscription fees increased by ¥9,387 million, or 12%, from ¥75,867 million for the twelve months ended December 31, 2004 to ¥85,254 million for the twelve months ended December 31, 2005. High-speed Internet subscription fees increased by ¥7,302 million, or 18%, from ¥40,123 million for the twelve months ended December 31, 2004 to ¥47,425 million for the twelve months ended December 31, 2005. Telephony subscription fees increased by ¥5,863 million, or 24%, from ¥24,836 million for the twelve months ended December 31, 2004 to ¥30,699 million for the twelve months ended December 31, 2005. These increases were primarily the result of subscriber growth in our consolidated franchises of 14% for cable television, 22% for high-speed Internet and 25% for telephony. The 12% increase in cable television subscription revenue was due in part to the increasing proportion of cable television subscribers who subscribe to our digital service, for which we charge a higher fee compared to the analog service. As of December 31, 2005 37% of our cable television subscribers were receiving our digital service, compared to 16% as of December 31, 2004. The 18% increase in high-speed Internet subscription fees was attributable in part to increasing penetration of our premium 30Mbps high-speed Internet service, which was introduced in the fourth quarter of 2003 and for which we charge our subscribers fees higher than those for our 8Mbps basic high-speed Internet service subscription service. As of December 31, 2005 37% (excluding CTK and Setamachi) of our high-speed Internet subscribers were receiving the 30Mbps service, compared to 26% as of December 31, 2004. The 24% increase in telephony subscription fees was attributable to a 25% increase in subscribers that was partly offset by a decrease in the average monthly telephone call revenue per subscriber.

Other Revenue. Other revenue decreased by ¥754 million, or 4%, from ¥20,520 million for the twelve months ended December 31, 2004 to ¥19,766 million for the twelve months ended December 31, 2005. The decrease was p marily attributable to ¥1,583 million, or 34%, decrease installation charges from ¥4,681 million for the twel months ended December 31, 2004 to ¥3,098 million for t twelve months ended December 31, 2005. This decrea was due to a decrease in the average amount we charg for installation of our services as a result of marketing cam paigns during the period, partially offset by a 7% increase the number of new installations. All other revenues, inclu ing advertising, program production, commission and oth fees, and charges and sales made to our unconsolidate managed franchises for management, programming, con struction materials and labor and other services increase by ¥829 million or 5% from ¥15,839 million for the twelv months ended December 31, 2004 to ¥16,668 million fc the twelve months ended December 31, 2005, primarily a a result of higher advertising, commissions and construc tion revenues.

Operating Costs and Expenses

Operating and Programming Costs. Operating and programmin costs increased by ¥9,564 million, or 14%, from ¥66,57 million for the twelve months ended December 31, 2004 t ¥76,133 million for the twelve months ended December 31 2005. The impact on operating and programming costs fo 2005 system acquisitions was approximately ¥1,810 millior with the remaining increase primarily the result of a ¥1,63 million increase in programming costs associated with the 14% increase in the number of cable television subscribers, ¥1,179 million increase in access charges, and ¥816 millior increase in digital cost. The remaining of the increase was the result of increases in expenses associated with the expansion of our network and the increase in the number of subscribing customers during the period.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by ¥5,460 million, or 17%, from ¥31,527 million for the twelve months ended December 31, 2004 to ¥36,988 million for the twelve months ended December 31, 2005. The impact on selling, general and administrative expenses for 2005 system acquisitions was approximately ¥1,357 million with the remaining increase primarily attributable to an increase in sales related headcount and associated labor costs and other office overhead associated with providing customer service support to our customers, and an increase in advertising and marketing expense. These increases were also associated with the increase in the number of subscribing customers in the period.

Stock Compensation. Stock compensation expense increased by ¥2,125 million, from ¥84 million for the twelve months ended December 31, 2004 to ¥2,210 million for the twelve months ended December 31, 2005. To account for its stock-based compensation plans to employees, the Company uses the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB No. 25" ("FIN No. 44"). The Company accounts for stock-based compensation plans to non-employees and employees of nonconsolidated affiliated companies by using the fair market value method, which is prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," and under Emerging Issues Task Force, "Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee" ("EITF 00-12"). This increase was primarily attributable to the increase in our stock price since our initial public offering ("IPO") in March 2005, compared to the applicable exercise price of stock options issued to our management and staff.

Depreciation and Amortization. Depreciation and amortization expenses increased by ¥2,765 million, or 7%, from ¥40,573 million for the twelve months ended December 31, 2004 to ¥43,338 million for the twelve months ended December 31, 2005. The increase was primarily attributable to additions to the fixed assets related to the installation of services to new customers, and the expansion and upgrade of our network.

Interest Expense, net. Interest expense, net decreased by ¥2,398 million, or 24%, from ¥10,101 million for the twelve months ended December 31, 2004 to ¥7,703 million for the twelve months ended December 31, 2005. The total amount of our indebtedness, including capital leases, decreased by ¥46,402 million, or 20%, from ¥231,529 million as of December 31, 2004 to ¥185,127 million as of December 31, 2005. The majority of this decrease occurred in March 2005 as a result of the repayment of our ¥50,000 million subordinated loan facility following our successful IPO.

Other Income (Expense), Net. Other income, net, increased by ¥284 million, from ¥37 million for the twelve months ended December 31, 2004 to ¥322 million for the twelve months ended December 31, 2005.

Equity in Earnings of Affiliates. Equity in earnings of affiliates increased by ¥42 million, or 7%, from ¥610 million for the twelve months ended December 31, 2004 to ¥651 million for the twelve months ended December 31, 2005. The increase was primarily attributable to increased earnings from affiliates for the twelve months ended December 31, 2005.

Minority Interest in Net Income. Minority interest in net income increased by ¥538 million, or 117%, from ¥459 million for the twelve months ended December 31, 2004 to ¥997 million for the twelve months ended December 31, 2005.

Income Tax (Expense) Benefit. Income tax (expense) benefit was ¥1,858 million of tax expense for the twelve months ended December 31, 2004 and ¥3,071 million of tax benefit for the twelve months ended December 31, 2005. The tax benefit in 2005 was due primarily to ¥7,539 million of deferred tax benefit recognized in 2005, as a result of valuation allowances that were reversed for certain franchises as we believe the related deferred tax assets will be realizable in future years.

Cumulative Effect of Accounting Change. In 2005 the Company changed its method of accounting for asset retirement obligations and recorded ¥486 million of expense as cumulative effect of change in accounting.

Net Income. Net income increased by ¥8,512 million, or 79%, from ¥10,821 million for the twelve months ended December 31, 2004 to ¥19,333 million for the twelve months ended December 31, 2005 for the reasons set forth above.

Other Operating Data

Average Franchise Revenue per Customer per Month. Total customers connected increased from 1,744,800 as of December 31, 2004 to 2,002,800 as of December 31, 2005, or a 15% increase. The number of services subscribed by each of our connected customers increased by 4%, from 1.67 services at December 31, 2004 to 1.73 services at December 31, 2005. As a result of this and the other factors outlined above, the average monthly franchise revenue per customer per month for increased by 6% from ¥7,123 per customer per month for the twelve months ended December 31, 2004 to ¥7,538 per customer per month for the twelve months ended December 31, 2005.

Churn Rate. The average monthly churn rates for our cable television, high-speed Internet and telephony services averaged 1.3%, 1.2% and 0.8%, respectively, for the twelve months ended December 31, 2004 compared to 1.2%, 1.3% and 0.7%, respectively, for the twelve months ended December 31, 2005.

III. Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity for working capital, capital expenditures and investments are cash provided from operations and borrowings available under our loan facilities. In prior years cash provided from operations was significantly lower than current levels, and we relied mainly on capital contributions and loans from our principal shareholders.

In December 2004, we entered into a ¥175 billion syndicated loan facility, which consisted of a ¥130 billion term loan facility, a ¥20 billion revolving facility and a ¥25 billion guarantee facility ("¥175 billion Facility"). At the same time, we entered into a ¥50 billion subordinated syndicated loan facility. On December 21, 2004, we drew down ¥130 billion from the term loan facility and ¥50 billion from the subordinated syndicated loan facility and made a repayment in full of all of our then-outstanding loans from the previous loan facilities and the subordinated term loans from our three principal shareholders. This syndicated loan facility was secured by substantially all of our assets, including the shares we own in our franchises and subsidiaries. The interest rates and agent fees to be paid by us in connection with the new syndicated loan facility were lower than those under the previous loan facilities. However, we incurred approximately ¥3,400 million in fees (including the upfront fee under the subordinated syndicated loan facility) and related transaction costs in connection with this refinancing. In addition, in connection with our repayment of the previous loan facilities, we recognized an expense of approximately ¥2,829 million, which represents the remaining unamortized balance of capitalized transaction costs in connection with the previous loan facilities.

In March 2005, we completed our IPO and received net proceeds of ¥82,043 million. In April 2005, we received additional net proceeds of ¥8,445 million in connection with the sale of additional common shares upon the exercise of the underwriters' over-allotment option. We used a portion of the proceeds to repay the ¥50 billion borrowings outstanding pursuant to the subordinated syndicated loan facility, which is not available for future borrowings.

In December 2005, for the purpose of the refinancing the ¥175 billion Facility, the Company entered into a ¥155 billion senior syndicated facility ("¥155 billion Facility") which consists of a ¥125 billion Term Loan Facility and a ¥30 billion Revolving Facility. The ¥155 billion Facility will be utilized for the financing of the Jupiter consolidated group, where as the ¥175 billion Facility was for Jupiter, sixteen of its consolidated managed affiliates, one managed affiliate under the equity method accounting and one managed affiliate, which the Company had no equity investment. Or December 21, 2005, the Company made a full drawdowr from the ¥125 billion Term Loan Facility and the proceed: were used to repay all outstanding loans under the ¥17ℇ billion Facility. The ¥155 billion Facility is unsecured and th interest rates and agent fees to be paid by us in connectior with the new syndicated loan facility are lower than thos under the previous loan facilities. However, we incurre approximately ¥773 million in fees (including the upfront fe under the subordinated syndicated loan facility) and relate transaction costs in connection with this refinancing. I addition, in connection with our repayment of the previou loan facilities, we recognized an expense of approximatel ¥2,469 million, which represents the remaining unamortize balance of capitalized transaction costs in connection wit the previous loan facilities. The ¥155 billion Facility agree ment includes various financial and other customar covenants, including the maintenance of certain operatin and financial ratios, as well as certain limitations on, or prc hibitions of, among others, mergers and acquisitions, dis posal of assets and the incurrence of additional loans an indebtedness. For more information see Note 6 – Lonc term Debt in the Consolidated Financial Statements.

We have typically financed the purchase of cable telev sion home terminals using capital leases. As of Decembe 31, 2005, the obligations under outstanding capital lease aggregated approximately ¥38,523 million. We also ha term loans outstanding as of December 31, 2005 from th Development Bank of Japan of ¥19,383 million, of whic ¥14,735 million are interest-free loans. The term of thes loans range from 1 to 14 years.

We believe that our current sources of liquidity are suf cient to meet our needs through 2006. However, in th event a major investment or acquisition opportunity were t arise, we might be required to seek additional debt or cap tal in order to consummate any such transaction.

Cash Flows

For the twelve months ended December 31, 2005, our cas and cash equivalents increased by ¥24,863 million, fro ¥10,420 million to ¥35,283 million, as a result of our IP and our increasingly profitable operations from which w were able to fund our operating and investing activities, o set by the repayment of our ¥50 billion subordinated facility

Cash Provided by Operating Activities. Net cash provided b operating activities was ¥60,763 million for the twel months ended December 31, 2005, compared to ¥52,5

million the twelve months ended December 31, 2004, or an increase of ¥8,251 million. The increase was primarily the result of a ¥6,774 million increase in operating income before depreciation, amortization and non-cash stock compensation charges, together with a net increase in the movement on various working capital components.

Cash Used in Investing Activities. Net cash used in investing activities was ¥57,230 million for the twelve months ended December 31, 2005, compared to ¥39,882 million for the twelve months ended December 31, 2004, or an increase of ¥17,348 million. The increase was primarily attributable to a ¥6,612 million increase in capital expenditures, ¥11,551 million increase in the amount of acquisition of new subsidiaries and acquisitions of minority interest, offset by a ¥4,030 million decrease in the change of loan to related party.

Cash Provided by (Used in) Financing Activities. Net cash provided by financing activities was ¥21,330 million for the twelve months ended December 31, 2005, compared to net cash used in financing activities of ¥9,996 million for the twelve months ended December 31, 2004. The net cash generated in the twelve months ended December 31, 2005 primarily consisted of ¥90,488 million net proceeds from issuance of common stock as a result of our initial public offering, offset by a ¥58,888 million net reduction of long-term and short-term debt, and ¥11,970 million in principal payment of capital leases.

Factors Affecting Future Sources of Liquidity

Our future sources of working capital and liquidity depend upon a number of factors, including the following:

- the amount of cash provided by operating activities, which will primarily be affected by our ability to generate operating income;
- the quality of our credit and our credit ratings, which will impact our borrowing costs and our ability to raise additional funds;
- the general interest rate environment and our ability to reduce our indebtedness through the application of operating cash flow, thereby increasing future borrowing availability under our syndicated loan facility; and
- future market conditions for the issuance of our debt and equity securities.

Contractual Commitments

Our principal outstanding contractual obligations relate to our short-term loans, long-term debt under our term loans, capital leases, non-cancellable operating leases and certain equipment financing contracts and other purchase obligations. The following table summarizes our contractual cash obligations as of December 31, 2005 for the periods indicated:

							Millions of Yen
Contractual Obligations	Total	2006	2007	2008	2009	2010	Thereafter
Short-term loans	¥ 2,000	¥ 2,000	¥ —	¥ —	¥ —	¥ —	¥ —
Long-term debt (excluding interest)	144,604	11,508	15,540	23,816	23,523	23,376	46,841
Capital leases	38,523	10,552	8,514	6,915	5,725	4,162	2,655
Non-cancellable operating leases	3,676	968	781	597	499	433	398
Other commitments[1]	68	68	—	—	—	—	—
Total contractual cash obligations	¥ 188,871	¥ 25,096	¥ 24,835	¥ 31,328	¥ 29,747	¥ 27,971	¥ 49,894
Projected cash interest payments on debt and capital lease obligations[2]	¥ 6,742	¥ 1,902	¥ 1,599	¥ 1,233	¥ 898	¥ 593	¥ 517

Note: (1) Represents future commitments to purchase minority interests.
(2) Based on interest rates and contractual maturities in effect on December 31, 2005.

Contingent Liabilities and Off-Balance Sheet Transactions

We do not presently have any material contingent liabilities or off-balance sheet transactions.

Interest Rates

Our primary market risk exposure consists of risk related to changes in interest rates. We utilize interest rate swap agreements to hedge a portion of this risk. We do not use derivative instruments for speculative or trading purposes.

Interest expense on debt outstanding under our syndicated loan facility is based on variable interest rates and, accordingly, is sensitive to changes in market interest rates. As of December 31, 2005, ¥44 billion of our total ¥125 billion was subject to interest rate swap agreements, which effectively converted such portion of our total debt related to TIBOR to fixed-rate debt and limits our exposure to changes in market rates. Taking the interest rate swap agreements into account, a 1% increase in the average market would result in an increase in our annual interest expense of approximately ¥812 million. This amount is determined by considering the impact of hypothetical interest rates on our borrowing cost, but does not consider all the effects of the reduced level of overall economic activity that could exist in such an environment.

IV. Critical Accounting Policies, Judgments and Estimates

The preparation of these financial statements required us to make estimates and assumptions that affected the reported amounts of assets and liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from those estimates under different assumptions or conditions. Critical accounting policies are defined as those policies that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe our judgments and related estimates associated with the evaluation for impairment of property and equipment and goodwill, fair value of acquisition related assets and liabilities, capitalization of construction and installation costs, and income tax accounting to be critical in the preparation of our consolidated financial statements. These accounting estimates or assumptions are critical because of the levels of judgment necessary to account for matters that are inherently uncertain or highly susceptible to change. For a summary of all of our significant accounting policies, see Note 1 in the consolidated financial statements.

Evaluation for impairment of property and equipment and goodwill

The net carrying value of our property and equipment is significant. We evaluate property and equipment for potential impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In the event that these periodic assessments reflect that the carrying amount of property and equipment exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the property and equipment, we would recognize an impairment loss to the extent the carrying amount exceeded the estimated fair value of the property and equipment. The estimate of expected future net cash flows is inherently uncertain and relies on subjective assumptions dependent upon future and current market conditions and events that affect the ultimate value of the property and equipment.

The net carrying value of our goodwill is also significant. We are required on an annual basis to assess unamortized goodwill for impairment in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, which is a two-step process. The first step requires that we identify our reporting units and then determine the fair value for each individual reporting unit. We then compare the fair value of each reporting unit to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeded its fair value, we perform the next step of the impairment test. The next step requires us to compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets and liabilities, including those assets previously not recognized. If the implied fair value of a reporting unit's goodwill is less than its carrying value, an impairment loss would be recorded. We determine fair market value based on estimated discounted future cash flows, using reasonable and appropriate assumptions that are consistent with our internal forecasts. Our assumptions also include other factors such as penetration rates for our different services (cable television, high-speed Internet and telephony) expected operating margins and capital expenditures. Considerable management judgment is necessary to estimate future cash flows, including those relating to the timing and amount of future cash flows and the discount rate used in the calculation.

We did not record any impairment losses for the years ended December 31, 2003, 2004, or 2005. As noted above, the valuations involve numerous assumptions. However, our estimate of future cash flows, based on our assumptions, is subject to revision as our assessment of market conditions changes. If we determine it is necessary to recognize a material impairment in future periods, our financial condition and results of operations could be adversely affected.

Fair Value of Acquisition Related Assets and Liabilities

We allocate the purchase price of acquired companies or acquisitions of minority interests of a subsidiary to the identifiable assets acquired and liabilities assumed based on their estimated fair values. In determining fair value, management is required to make estimates and assumptions that affect the recorded amounts. To assist in this process, third party valuation specialists generally are engaged to value certain of these assets and liabilities. Estimates used in valuing acquired assets and liabilities include, but are not limited to, expected future cash flows, market comparables and appropriate discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain.

Capitalization of Construction and Installation Costs

In accordance with SFAS No. 51, Financial Reporting by Cable Television Companies, we capitalize costs associated with the construction of new cable transmission and distribution facilities and the installation of new cable services. Capitalized construction and installation costs include materials, labor and applicable overhead costs. Installation activities that are capitalized include (i) the initial connection (or drop) from our cable system to a customer location, (ii) the replacement of a drop, and (iii) the installation of equipment for additional services, such as digital cable, telephone or broadband Internet service. The costs of other customer-facing activities such as reconnecting customer locations where a drop already exists, disconnecting customer locations and repairing or maintaining drops, are expensed. Significant judgment is involved in the determination of the nature and amount of internal costs to be capitalized with respect to construction and installation activities.

Income Tax Accounting

We are required to estimate the amount of tax payable or refundable for the current year and the deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards, using enacted tax rates in effect for each taxing jurisdiction in which we operate for the year in which those temporary differences are expected to be recovered or settled. This process requires our management to make assessments regarding the timing and probability of the ultimate tax impact of such items. Net deferred tax assets are reduced by a valuation allowance if we believe it more-likely-than-not such net deferred tax assets will not be realized. Establishing a tax valuation allowance requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. Actual income taxes could vary from these estimates due to future changes in income tax law in the jurisdictions in which we operate, our inability to generate sufficient future taxable income, differences between estimated and actual results, or unpredicted results from the final determination of each year's liability by taxing authorities. Any of such factors could have a material effect on our current and deferred tax position as reported in the accompanying consolidated financial statements. A high degree of judgment is required to assess the impact of possible future outcomes on our current and deferred tax positions. For additional information, see note 8 to the accompanying consolidated financial statements.

V. Recent Accounting Pronouncements

See section 2 (s) "Recent Accounting Pronouncements" in Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Millions of Yen	
	2004	2005
ASSETS		
Current assets:		
Cash and cash equivalents	¥ 10,420	¥ 35,283
Accounts receivable, less allowance for doubtful accounts of ¥245,504 thousand in 2004 and ¥284,713 thousand in 2005	8,823	10,469
Loans to related party (Note 5)	4,030	—
Prepaid expenses and other current assets (Note 8)	4,099	13,454
Total current assets	27,372	59,206
Investments:		
Investments in affiliates (Notes 3 and 5)	3,773	5,155
Investments in other securities, at cost	2,902	2,890
	6,675	8,045
Property and equipment, at cost (Notes 5 and 7):		
Land	1,796	1,796
Distribution system and equipment	344,208	395,738
Support equipment and buildings	15,964	28,246
	361,968	425,780
Less accumulated depreciation	(108,614)	(144,080)
	253,354	281,700
Other assets:		
Goodwill, net (Notes 2 and 4)	140,659	150,030
Other (Notes 4 and 8)	11,231	17,476
	151,890	167,506
	¥ 439,291	¥ 516,457

	Millions of Yen	
	2004	2005
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term loans	¥ 250	¥ 2,000
Long-term debt — current portion (Notes 6 and 12)	5,386	11,508
Capital lease obligations — current portion (Notes 5, 7 and 12):		
Related parties	8,237	9,253
Other	1,292	1,299
Accounts payable	17,164	19,855
Accrued expenses and other liabilities	8,744	10,236
Total current liabilities	41,073	54,151
Long-term debt, less current portion (Notes 6 and 12)	194,088	133,096
Capital lease obligations, less current portion (Notes 5, 7 and 12):		
Related parties	19,715	25,292
Other	2,561	2,679
Deferred revenue	39,111	44,346
Severance and retirement allowance (Note 9)	2,719	94
Redeemable preferred stock of consolidated subsidiary (Note 10)	500	500
Other liabilities	180	1,564
Total liabilities	299,947	261,722
Minority interest	974	3,290
Commitments and contingencies (Note 14)		
Shareholders' equity (Note 11):		
Ordinary shares no par value	78,133	114,481
Authorized 15,000,000 shares; issued and outstanding 5,146,074.74 shares at December 31, 2004 and 6,363,840.74 shares at December 31, 2005		
Additional paid-in capital	137,931	195,219
Accumulated deficit	(77,686)	(58,353)
Treasury stock at cost; 0.68 shares at December 31, 2005	—	(0)
Accumulated other comprehensive gain (loss)	(8)	98
Total shareholders' equity	138,370	251,445
	¥ 439,291	¥ 516,457

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Operations

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Millions of Yen, except share and per share amour		
	2003	2004	200
Revenue (Note 5):			
Subscription fees	¥ 123,215	¥ 140,826	¥ 163,37
Other	19,944	20,520	19,76
	143,159	161,346	183,14
Operating costs and expenses:			
Operating and programming (Note 5)	(62,962)	(66,570)	(76,13
Selling, general and administrative (Note 5)	(30,464)	(31,527)	(36,98
Stock compensation (Note 11)	(120)	(84)	(2,21
Depreciation and amortization	(36,411)	(40,573)	(43,33
	(129,957)	(138,754)	(158,66
Operating income	13,202	22,592	24,47
Other income (expense):			
Interest expense, net:			
Related parties (Note 5)	(4,562)	(4,055)	(98
Other	(3,361)	(6,046)	(6,71
Other income, net	316	37	322
Income before income taxes and other items	5,595	12,528	17,094
Equity in earnings of affiliates (inclusive of stock compensation expense of ¥(2,855) thousand in 2003, ¥9,217 thousand in 2004 and ¥6,133 thousand in 2005) (Note 11)	415	610	651
Minority interest in net income of consolidated subsidiaries	(449)	(459)	(997
Income before cumulative effect of accounting change and income taxes	5,561	12,679	16,748
Cumulative effect of change in accounting	—	—	(486)
Income taxes (Note 8)	(210)	(1,858)	3,071
Net income	¥ 5,351	¥ 10,821	¥ 19,333

			Yen
Per share:			
Income per share before cumulative effect of accounting change — basic	¥ 1,214	¥ 2,221	¥ 3,259
Cumulative effect of accounting change	—	—	(80)
Net income per share — basic	1,214	2,221	3,179
Income per share before cumulative effect of accounting change — diluted	1,214	2,221	3,249
Cumulative effect of accounting change	—	—	(80)
Net income per share — diluted	1,214	2,221	3,169
Weighted average number of ordinary shares outstanding — basic	4,407,046	4,871,169	6,081,511
Weighted average number of ordinary shares outstanding — diluted	4,407,046	4,871,169	6,100,971

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Millions of Yen, except per share amounts						
	Ordinary Shares	Additional Paid-in Capital	Comprehensive Income	Accumulated Deficit	Accumulated Other Comprehensive Gain (Loss)	Treasury Stock	Total Shareholders' Equity
Balance at January 1, 2003	¥ 47,003	¥ 106,589		¥ (93,858)	¥ —	¥ —	¥ 59,734
Net income	—	—	¥ 5,351	5,351	—	—	5,351
Other comprehensive loss:							
Unrealized loss on cash flow hedge	—	—	(695)	—	(695)	—	(695)
Comprehensive income			¥ 4,657			—	
Stock compensation (Notes 1 and 11)	—	118		—	—	—	118
Ordinary shares issued upon conversion of long-term debt; 750,250 shares at ¥43,000 per share	16,130	16,130		—	—	—	32,260
Balance at December 31, 2003	¥ 63,133	¥ 122,837		¥ (88,507)	¥ (695)	¥ —	¥ 96,768
Net income	—	—	¥ 10,821	10,821	—	—	10,821
Other comprehensive gain:						—	
Unrealized gain on cash flow hedge	—	—	687	—	687		687
Comprehensive income			¥ 11,508			—	
Stock compensation (Notes 1 and 11)	—	94		—	—	—	94
Ordinary shares issued; 461,539 shares at ¥65,000 per share (Note 1)	15,000	15,000		—	—	—	30,000
Balance at December 31, 2004	¥ 78,133	¥ 137,931		¥ (77,686)	¥ (8)	¥	¥ 138,370
Net income	—	—	¥ 19,333	19,333	—	—	19,333
Other comprehensive gain:						—	
Unrealized gain on cash flow hedge	—	—	106	—	106		106
Comprehensive income			¥ 19,439			—	
Stock compensation (Notes 1 and 11)	—	2,216		—	—	—	2,216
Ordinary shares issued upon exercise of stock options	466	466		—	—	—	933
Treasury stock at cost	—	—		—	—	(0)	(0)
Ordinary shares issued upon initial public offering, net of ¥6,001 million of related costs	35,882	54,606		—	—	—	90,487
Balance at December 31, 2005	¥ 114,481	¥ 195,219		¥ (58,353)	¥ 98	¥ (0)	¥ 251,445

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements Of Cash Flows

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

			Millions of Yen
	2003	2004	2005
Cash flows from operating activities:			
Net income	¥ 5,351	¥ 10,821	¥ 19,333
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on forgiveness of subsidiary debt	(400)	—	—
Cumulative effect of accounting change	—	—	486
Depreciation and amortization	36,411	40,573	43,338
Equity in earnings of affiliates	(415)	(610)	(651)
Minority interest in net income of consolidated subsidiaries	449	458	997
Stock compensation expense	120	84	2,210
Deferred income tax expense (benefit)	—	46	(5,257)
Provision for retirement allowance	418	648	(2,676)
Changes in operating assets and liabilities, excluding effects of business combinations:			
Decrease (increase) in accounts receivable, net	1,713	(431)	(974)
Decrease (increase) in prepaid expenses and other current assets	349	5	(1,499)
Decrease (increase) in other assets	(326)	2,444	2,810
(Decrease) increase in accounts payable	172	(1,185)	4,955
(Decrease) increase in accrued expenses and other liabilities	2,665	40	(335)
(Decrease) increase in deferred revenue	458	(381)	(1,974)
Net cash provided by operating activities	46,965	52,512	60,763
Cash flows from investing activities:			
Capital expenditures	(32,478)	(31,793)	(38,405)
Acquisition of new subsidiaries, net of cash acquired	—	(443)	(12,049)
Investments in and advances to affiliates	(172)	(360)	140
(Increase) decrease in restricted cash	(1,773)	1,773	—
Loans to related party	—	(4,030)	—
Acquisition of minority interest in consolidated subsidiaries	(26)	(4,960)	(4,905)
Other investing activities	(77)	(69)	(2,011)
Net cash used in investing activities	(34,526)	(39,882)	(57,230)
Cash flows from financing activities:			
Proceeds from issuance of common stock	—	30,000	91,420
Net increase (decrease) in short-term loans	(228,785)	250	1,750
Proceeds from long-term debt	239,078	185,302	126,904
Principal payments of long-term debt	(8,185)	(210,098)	(187,542)
Principal payments under capital lease obligations	(10,843)	(11,887)	(11,970)
Other financing activities	(3,465)	(3,563)	768
Net cash provided by (used in) financing activities	(12,200)	(9,996)	21,330
Net increase in cash and cash equivalents	239	2,634	24,863
Cash and cash equivalents at beginning of year	7,547	7,786	10,420
Cash and cash equivalents at end of year	¥ 7,786	¥ 10,420	¥ 35,283

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Business and Organization

Jupiter Telecommunications Co., Ltd. ("Jupiter") and its subsidiaries ("the Company") own and operate cable telecommunication systems throughout Japan and provide cable television services, telephony and high-speed Internet access services (collectively, "Broadband services"). The telecommunications industry in Japan is highly regulated by the Ministry of Internal Affairs and Communications ("MIC"). In general, franchise rights granted by the MIC to the Company's subsidiaries for operation of cable telecommunications systems in their respective localities are not exclusive.

In August 2004, our shareholders Liberty Media International Inc. ("LMI"), Sumitomo Corporation ("SC") and Microsoft Corporation ("Microsoft") made capital contributions to the Company in the following amounts: LMI: ¥14,065 million for 216,382 shares: SC: ¥9,913 million for 152,505 shares; and Microsoft ¥6,022 million for 92,652 shares. The shares of common stock issued in exchange for the capital contributions were based on fair value at the date of the transaction. As a result of the transaction, their beneficial ownership in the Company increased to 45.45%, 32.03% and 19.46%, respectively. The proceeds from the capital contributions were used to repay subordinated debt owed to each of LMI, SC and Microsoft in the same amounts as contributed by each shareholder respectively.

On December 28, 2004, LMI contributed all of its then 45.45% beneficial ownership interest and SC contributed 19.78% of its then ownership interest to LMI/Sumisho Super Media, LLC ("SM"), a company owned 69.7% by LMI and 30.3% by SC. As a result, SM became a 65.23% shareholder of the Company while SC's direct ownership interest was reduced to 12.25%. SC was obligated to contribute its remaining 12.25% direct ownership interest in the Company to SM within six months of an initial public offering ("IPO") in Japan by the Company.

On February 18, 2005, as a result of our IPO announcement, LMI obtained a controlling interest in our parent company SM, and we became a consolidated subsidiary of LMI. On June 15, 2005 LMI became a wholly owned subsidiary of Liberty Global Inc. ("LGI"), whose shares are listed on the NASDAQ Stock Exchange. In the following text LGI may refer to LMI, its predecessor. The Company is now a consolidated subsidiary of LGI. On September 26, 2005 and as a result of our IPO, SC contributed its remaining direct interest into SM.

On March 23, 2005, the Company received net proceeds of ¥82,043 million in connection with an IPO of its common shares, and on April 20, 2005 received additional net proceeds of ¥8,445 million in connection with the sale of common shares upon the exercise of the underwriters' over-allotment option. The Company used a portion of the net proceeds received in March to repay the ¥50 billion subordinated syndicated facility.

Prior to December 2004 the Company has historically relied on financing from its principle shareholders to meet liquidity requirements. In December 2004, the Company entered into a new syndicated facility and repaid all outstanding debt with its principal shareholders. For additional information concerning the 2004 refinancing and 2005 refinancing, see Note 6.

Basis of Financial Statements

The Company maintains their books of account in conformity with financial accounting standards of Japan. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments which are necessary to conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). These adjustments include those related to the scope of consolidation, accounting for business combinations, accounting for income taxes, accounting for goodwill and intangible assets, accounting for leases, accounting for stock-based compensation, accounting for asset retirement obligations, accounting for derivative financial instruments, revenue recognition of certain revenues, post-retirement benefits, depreciation and amortization and accruals for certain expenses.

Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries, which are primarily each cable system operator (SO). All significant intercompany balances and transactions have been eliminated. For the consolidated subsidiaries with a negative equity position, the Company

has recognized the entire amount of cumulative losses of such subsidiaries regardless of its ownership percentage.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid debt instruments with an initial maturity of three months or less.

(c) Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects our best estimate of probable future losses on our accounts receivable, and is computed based on historical bad debt experience and includes estimated uncollectible amounts based on analysis of certain individual accounts, including claims in bankruptcy.

(d) Investments

For those investments in affiliates in which the Company's voting interest is 20% to 50% and the Company has the ability to exercise significant influence over the affiliates' operation and financial policies, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted to recognize the Company's share of the net earnings or losses of its affiliates. All significant intercompany profits from these affiliates have been eliminated.

Investments in other securities carried at cost represent non-marketable equity securities in which the Company's ownership is less than 20% and the Company does not have the ability to exercise significant influence over the entities' operation and financial policies.

The Company evaluates its investments in affiliates and non-marketable equity securities for impairment due to declines in value considered to be other than temporary. In performing its evaluations, the Company utilizes various information, as available, including cash flow projections, independent valuations, industry multiples and, as applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

(e) Property and Equipment

Property and equipment, including construction materials, are carried at cost, which includes all direct costs and certain indirect costs associated with the construction of cable television transmission and distribution systems, and the costs of new subscriber installations. Depreciation is com puted on a straight-line method using estimated usef lives, which are as follows:

Asset Description	Estimated Useful Lives
Distribution system and equipment	10 to 15 years
Buildings and structures	15 to 40 years
Support equipment and buildings	5 to 15 years

Equipment under capital leases is stated at the presen value of minimum lease payments. Equipment under capita leases is amortized on a straight-line basis over the shorte of the lease term or estimated useful life of the asset, whic ranges from 2 to 21 years.

Included in support equipment is certain capitalize development costs associated with internal-use software including external costs of material and services, and pay roll costs for employees devoting time to the software proj ects. These costs are amortized over a period not t exceed five years beginning when the asset is substantiall ready for use. Costs incurred during the preliminary projec stage, as well as maintenance and training costs ar expensed as incurred.

Ordinary maintenance and repairs are charged to incom as incurred. Major replacements and improvements ar capitalized. When property and equipment is retired or oth erwise disposed, the cost and related accumulated depre ciation accounts are relieved of the applicable amounts an any differences are included in depreciation expense. Th impact of such retirements and disposals resulted in addi tional depreciation expense of ¥2,041 million and ¥2,55 million and ¥546 million for the years ended December 31 2003, 2004 and 2005, respectively.

(f) Goodwill

Goodwill represents the difference between the cost of th acquired cable television companies and amounts allocate to the estimated fair value of their net assets. The Compan performs an assessment of goodwill for impairment at leas annually and more frequently if an indicator of impairmer has occurred using a two-step process. The first ste requires identification of reporting units and determinatio of the fair value for each individual reporting unit. The fa value of each reporting unit is then compared to the report ing unit's carrying amount including assigned goodwill. T the extent a reporting unit's carrying amount exceeds it fair value, the second step of the impairment test is per

formed by comparing the implied fair value of the reporting unit's goodwill to its carrying amount. If the implied fair value of a reporting unit's goodwill is less than its carrying amount, an impairment loss is recorded. The Company performs its annual impairment test on the first day of October. The Company has determined its reporting units to be the same as its reportable segments. The Company had no impairment charges of goodwill for the years ended December 31, 2003, 2004 and 2005.

(g) Long-Lived Assets

The Company and its subsidiaries' long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations* (FIN 47). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in Statement of Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligations*, refers to a legal obligation of an entity to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Such an obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. We have determined that conditional legal obligations exist for certain of our leased facilities and certain cable distribution and equipment. The Company adopted FIN 47 on December 31, 2005 and recorded a non-cash transition impact of ¥486 million, which is reported as a cumulative effect of change in accounting, in the accompanying consolidated statements of operations, and an asset retirement obligation liability of approximately ¥1,422 million in other liabilities in the accompanying consolidated balance sheets.

(h) Other Assets

Other assets include certain deferred financing costs, primarily legal fees and bank facility fees, incurred to negotiate and secure our bank facility. These costs are amortized to interest expense using the effective interest method over the term of the facility. For additional information concerning the Company's debt facilities, see Note 6.

(i) Derivative Financial Instruments

The Company uses certain derivative financial instruments to manage its foreign currency and interest rate exposure. The Company may enter into forward contracts to reduce its exposure to short-term (generally no more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen. The Company uses interest rate risk management derivative instruments, such as interest rate swaps, to manage interest costs to achieve an overall desired mix of fixed and variable rate debt. As a matter of policy, the Company does not enter into derivative contracts for trading or speculative purposes.

The Company accounts for its derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133*. SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. The ineffective portion of all hedges will be recognized in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge will be recorded each period in current earnings.

The Company formally documents all relationships

between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value of cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; (3) it is determined that the forecasted hedged transaction will no longer occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment, or (5) management determines that the designation of the derivative as a hedge instrument is no longer appropriate. Ongoing assessments of effectiveness are being made every three months.

The Company had several outstanding forward contracts with a commercial bank to hedge foreign currency exposures related to US dollar denominated equipment purchases and other firm commitments. As of December 31, 2003, 2004 and 2005, such forward contracts had an aggregate notional amount of ¥3,134 million, ¥5,658 million and ¥1,033 million respectively, and expire on various dates through May 2006. The forward contracts have not been designated as hedges as they do not meet the effectiveness criteria specified by SFAS No. 133. However, management believes such forward contracts are closely related with the firm commitments designated in US dollars, thus managing associated currency risk. Forward contracts not designated as hedges are marked to market each period. Included in other income, net, in the accompanying consolidated statements of operations are losses on forward contracts not designated as hedges of ¥65 million, ¥72 million and ¥1 million for the years ended December 31, 2003, 2004 and 2005, respectively.

The Company entered into several interest rate swap agreements to manage variable rate debt as required under the terms of its facility agreement. These interest rate exchange agreements effectively fix the TIBOR component of variable interest rates on borrowings of ¥43,798,240 thousand that matures on June 30, 2009 and December 31, 2009. These interest rate exchange agreements are considered cash flow hedging instruments as they are expected to effectively convert variable interest payments on certain debt instruments into fixed payments. Changes in fair value of these interest rate agreements designated as cash flow hedges are reported in accumulated other comprehensive gain (loss). The amounts will be subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the variable rate debt affects earnings. The counterparties to the interest rate exchange agreements are banks participating in our facility agreement, therefore the Company does not anticipate nonperformance by any of them on the interest rate exchange agreements.

(j) Severance and Retirement Plans

The Company and its subsidiaries have unfunded noncontributory defined benefit severance and retirement plans which are accounted for in accordance with SFAS No. 87 *Employers' Accounting for Pensions*. On September 30 2005, the Company settled substantially one of its defined benefit plans and replaced it with a defined contribution plan. See Note 9 for a description of the Company's severance and retirement plans.

(k) Income Taxes

The Company and its subsidiaries account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

(l) Cable Television System Costs, Expenses and Revenues

The Company and its subsidiaries account for cost expenses and revenues applicable to the construction and operation of cable television systems in accordance with SFAS No. 51, *Financial Reporting by Cable Television Companies*. Currently, there is no significant system that falls in a prematurity period as defined by SFAS No. 5 Operating and programming costs in the Company's consolidated statements of operations include, among other things, cable service related expenses, billing costs, techn

cal and maintenance personnel and utility expenses related to the cable television network.

(m) Revenue Recognition

The Company and its subsidiaries recognize cable television, high-speed Internet access, telephony and programming revenues when such services are provided to subscribers. Revenues derived from other sources are recognized when services are provided, events occur or products are delivered. Initial subscriber installation revenues are recognized in the period in which the related services are provided to the extent of direct selling costs. Any remaining amount is deferred and recognized over the estimated average period that the subscribers are expected to remain connected to the cable television system. Historically, installation revenues have been less than related direct selling costs, therefore such revenues have been recognized as installations are completed.

The Company and its subsidiaries provide poor reception rebroadcasting services to noncable television viewers suffering from poor reception of television waves caused by artificial obstacles. The Company and its subsidiaries enter into agreements with parties that have built obstacles causing poor reception for construction and maintenance of cable facilities to provide such services to the affected viewers at no cost to them during the agreement period. Under these agreements, the Company and its subsidiaries receive up-front, lump-sum compensation payments for construction and maintenance. Revenues from these agreements have been deferred and are being recognized in income on a straight-line basis over the agreement periods which are generally 20 years. Such revenues are included in revenue – other in the accompanying consolidated statements of operations.

See Note 5 for a description of revenue from affiliates related to construction-related sales and programming fees which are recorded in revenue - other in the accompanying consolidated statements of operations.

(n) Advertising Expense

Advertising expense is charged to income as incurred. Advertising expense amounted to ¥3,921 million, ¥2,915 million, and ¥3,008 million for the years ended December 31, 2003, 2004 and 2005, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

(o) Stock-Based Compensation

The Company and its subsidiaries account for stock-based compensation plans to employees using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25) and FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB No. 25.* (FIN No. 44). As such, compensation expense is measured on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. The Company accounts for its stock-based compensation plans to nonemployees and employees of unconsolidated affiliated companies using the fair market value based method prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation*, and Emerging Issues Task Force Issue 00-12, *Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee* (EITF 00-12). Under SFAS No. 123, the fair value of the stock based award is determined using the Black-Scholes option pricing method, which is remeasured each period end until a commitment date is reached, which is generally the vesting date. The fair value of the subscription rights and stock purchase warrants granted each year was calculated using the Black-Scholes option-pricing model with the following assumptions: no dividends, volatility of 40%, risk-free rate of 1.5% and an expected life of five years. Expense associated with stock-based compensation for certain management employees is amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in FASB Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans*. Otherwise, compensation expense is generally amortized evenly over the vesting period. Compensation expense is recorded in operating costs and expenses for the Company's employees and nonemployees and in equity in earnings of affiliates for employees of affiliated companies in the accompanying consolidated statements of operations.

SFAS No. 123 allows companies to continue to apply the provisions of APB No. 25, where applicable, and provide pro forma disclosure for employee stock option grants as if the fair value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB No. 25 for stock-based compensation plans to its employees and provide the pro forma

disclosure required by SFAS No. 123. The following table illustrates the effect on net income and net income per share, basic and diluted, for the years ended December 31, 2003, 2004 and 2005, if the Company had applied the r value recognition provisions of SFAS No. 123:

	Millions of Yen, except share and per share amou		
	2003	2004	20
Net income, as reported	¥ 5,351	¥ 10,821	¥ 19,3:
Add stock-based compensation expense included in reported net income	—	—	2,2·
Deduct stock-based compensation expense determined under fair value based method for all awards, net of applicable taxes	(454)	(607)	(4,0(
Pro forma net income	¥ 4,897	¥ 10,214	¥ 17,5‹
Basic per share (Yen):			
Net income per share, as reported	1,214	2,221	3,17
Net income per share, pro forma	1,111	2,097	2,88
Diluted per share (Yen):			
Net income per share, as reported	1,214	2,221	3,16
Net income per share, pro forma	1,111	2,097	2,87

(p) Earnings Per Share

Earnings per share (EPS) is presented in accordance with the provisions of SFAS No. 128, *Earnings Per Share*. Under SFAS No. 128, basic EPS excludes dilution for potential ordinary shares and is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts issue ordinary shares were exercised or converted into orc nary shares. Basic and diluted EPS are the same in 20C and 2004, as all potential ordinary share equivalents, coı sisting of stock options, were anti-dilutive. The computatior of the basic and diluted EPS amounts are as follows:

	Millions of Yen, except share and per share amount.		
	2003	2004	2005
Income before cumulative effect of accounting change	¥ 5,351	¥ 10,821	¥ 19,819
Cumulative effect of change in accounting	—	—	(486
Net income	¥ 5,351	¥ 10,821	¥ 19,333
Weighted average common shares outstanding:			
Basic	4,407,046	4,871,169	6,081,511
Effect of dilutive common stock equivalents	—	—	19,460
Diluted	4,407,046	4,871,169	6,100,971
Earnings per share (Yen):			
Basic	¥ 1,214	¥ 2,221	¥ 3,179
Diluted	¥ 1,214	¥ 2,221	¥ 3,169

(q) Segments

The Company reports operating segment information in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*. SFAS No. 131 defined operating segments as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

The Company has determined that each individual consolidated subsidiary and unconsolidated mangaged equity affiliate SO is an operating segment because each SO represents a legal entity and serves a separate geographic area. The Company has evaluated the criteria for aggregation of the operating segments under paragraph 17 of SFAS No. 131 and believes it meets each of its respective criteria.

Accordingly, management has determined that the Company has one reportable segment, Broadband services.

(r) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with U.S. GAAP. Significant judgments and estimates include derivative financial instruments, depreciation and amortization costs, impairments of property and equipment and goodwill, asset retirement obligations, income taxes and other contingencies. Actual results could differ from those estimates.

(s) Recent Accounting Pronouncements

The FASB issued SFAS No. 123 (Revised 2004) (SFAS No. 123R) in December 2004. SFAS No. 123R is a revision of SFAS No. 123 *Accounting for Stock-Based Compensation*. SFAS No. 123R supersedes APB No. 25 and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. We have determined that we will use the modified prospective method to adopt SFAS No. 123R.

In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*. This Statement replaces Accounting Principles Board Opinion No. 20, Accounting Changes (APB No. 20), and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. SFAS No. 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable to do so. In contrast, APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. The provisions of SFAS No. 154 are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement. The Adoption of SFAS No. 154 will not have any immediate effect on our consolidated financial statements, and we will apply this guidance prospectively.

(t) Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

2. Acquisitions

The Company acquired varying interests primarily in cable television companies during the periods presented. The Company utilized the purchase method of accounting for all such acquisitions and, accordingly, has allocated the purchase price based on the estimated fair value of the assets and liabilities of the acquired companies. The assets, liabilities and operations of such companies have been included in the accompanying consolidated financial statements since the dates of their respective acquisitions. During 2004 and 2005 we completed the following significant acquisitions:

2004 Acquisitions

- In March 2004, the Company purchased a controlling interest in Izumi Otsu from certain of its shareholders. The total purchase price of such Izumi Otsu shares was ¥160 million and gave the Company a 66.7% interest. The results of Izumi Otsu have been included as a consolidated subsidiary from April 1, 2004. In August 2004, the Company and certain shareholders entered into an agreement and merged Izumi Otsu into the Company's 84.2% consolidated subsidiary, J:COM Kansai. After the merger, the Company had an 84.0% equity interest in J:COM Kansai.
- In July 2004, the Company purchased a 100% controlling interest in Cable System Engineering Co., Ltd (CSE),

whose business is cable network construction and installation. The total purchase price of CSE was ¥577 million. The results of operations for CSE have been included from August 1, 2004.

2005 Acquisitions

- In February 2005, the Company purchased from its shareholders 92.09% of the outstanding shares of Chofu Cable, Inc., (Chofu), a Japanese broadband communications provider, and equity interests in certain telecommunications companies for an aggregate cash consideration of ¥4,420 million. The Company recorded approximately ¥3,427 million of goodwill for the excess consideration over the fair value of the net assets and liabilities acquired. The results of Chofu have been included as a consolidated subsidiary from March 1, 2005.
- In September 2005, the Company purchased 100% of the outstanding shares of Odakyu Telecommunications Services Co., Ltd. (Odakyu), a Japanese broadband communications provider, from Odakyu Electric Railway. Ltd,. The aggregate cash consideration paid was ¥9,200 million and assumed debt and capital lease obligations of ¥5,480 million, of which ¥3,490 million was repaid immediately after the acquisition. The Company recorded approximately ¥6,862 million of goodwill for the excess consideration over the fair value of the net assets and liabilities acquired. The results of Odakyu have been included as a consolidated subsidiary from October 1, 2005.
- In September 2005, the Company purchased an additional 19,187 shares, or 32.06% in Media Saitama Co. Ltd., from the minority shareholders, and increased the Company's ownership to 91.09%. The cash consideration paid was ¥1,919 million with approximately ¥695 million recorded as goodwill for the excess consideration over the fair value of the net assets and liabilities acquired.
- In September and December 2005, the Company purchased an additional 9,725 shares or 30.39% in Urawa Cable Television Network Co., Ltd. from the minority shareholders, and increased the Company's ownership tc 80.49%. The cash consideration paid was ¥1,953 millior with approximately ¥884 million recorded as goodwill foi the excess consideration over the fair value of the ne assets and liabilities acquired.
- In November 2005, the Company purchased an additional 25,000 shares of Cable Television Kobe, Inc. (CTK) Japanese broadband communications provider, througf third-party allotment and increased its ownership fron 20.44% to a 51.04% controlling interest. The aggregat cash consideration paid was ¥2,000 million with approximately ¥815 million of goodwill recorded for the exces consideration over the fair value of the net assets and liabilities acquired. The results of CTK have been include as a consolidated subsidiary from November 1, 2005. I December 2005, the Company purchased an addition 9,161 shares or 14.09% from the minority shareholders and increased the Company's ownership to 65.13%. Th cash consideration paid was ¥1,254 million with approx mately ¥792 million recorded as goodwill for the exces consideration over the fair value of the net assets and lia bilities acquired.

In 2004 and 2005 the Company also purchased addition shares from minority shareholders of certain subsidiaries.

The impact to revenue, net income and net income p share for the years ended December 31, 2003, 2004 ar 2005, as if the above transactions were completed as the beginning of those years, is not significant.

The aggregate purchase price of business combinatior during the years ended December 31, 2004 and 2005 w allocated based upon fair values as follows:

	Millions of Y	
	2004	200
Cash, receivables and other assets	¥ 2,073	¥ 9,87
Property and equipment	792	21,1
Goodwill	4,228	13,7
Debt and capital lease obligations	—	(16,0
Other liabilities	(1,395)	(7,8
	¥ 5,698	¥ 20,8

3. Investments in Affiliates

The Company's affiliates are primarily engaged in the Broadband and related services business in Japan. At December 31, 2005, the Company held the following investments:

Investment	Ownership %
J:COM Shimonoseki	50.0%
J:COM Fukuoka	45.0%
Jupiter VOD Co. Ltd.	50.0%
Kansai Multimedia Service Co., Ltd ("KMS")	25.8%
Green City Cable TV	20.0%
Japan Digital Service Corporation ("JDS")	21.3%
Kadokawa INDEX, Co., Ltd.	50.0%

The carrying value of investments in affiliates as of December 31, 2004 and 2005 includes ¥761 million and ¥679 million of unamortized excess cost of investments over the Company's equity in the net assets of the affiliates. All significant intercompany profits from these affiliates have been eliminated according to the equity method of accounting.

The carrying value of investments in affiliates as of December 31, 2004 and 2005 includes ¥1,945 million and ¥1,805 million of short-term loans made to certain managed affiliates. The interest rate on these loans was 2.48% and 2.25% as of December 31, 2004 and 2005.

Condensed financial information of the Company's unconsolidated affiliates at December 31, 2004 and 2005 and for each of the three years ended December 31, 2003, 2004 and 2005 are as follows:

	Millions of Yen	
	2004	2005
Combined Financial Position:		
Property and equipment, net	¥ 29,578	¥ 22,183
Other assets, net	7,546	10,205
Total assets	¥ 37,124	¥ 32,388
Debt	¥ 15,578	¥ 12,253
Other liabilities	17,224	12,332
Shareholders' equity	4,322	7,803
Total liabilities and equity	¥ 37,124	¥ 32,388

	Millions of Yen		
	2003	2004	2005
Combined Operations:			
Total revenue	¥ 19,777	¥ 21,784	¥ 26,807
Operating, selling, general and administrative expenses	(13,431)	(15,080)	(20,007)
Depreciation and amortization	(3,683)	(4,165)	(4,314)
Operating income	2,663	2,539	2,486
Interest expense, net	(479)	(427)	(353)
Other expense, net	(1,013)	(428)	(262)
Net income	¥ 1,171	¥ 1,684	¥ 1,871

4. Goodwill and Other Assets

The changes in the carrying amount of goodwill, net, for the years ended December 31, 2004 and 2005 consisted of the following:

	Millions of Yen	
	2004	2005
Goodwill, net, beginning of year	¥ 139,854	¥ 140,659
Goodwill acquired during the year	4,228	13,732
Initial recognition of acquired tax benefits allocated to reduce goodwill of acquired entities (Note 8)	(3,423)	(4,361)
Goodwill, net, end of year	¥ 140,659	¥ 150,030

Other assets, excluding goodwill, at December 31, 2004 and 2005, consisted of the following:

	Millions of Yen	
	2004	2005
Lease and other deposits	¥ 4,314	¥ 4,409
Customer relationships, net	—	6,393
Deferred financing costs, net	3,540	767
Long-term loans receivable, net	271	—
Deferred tax assets	1,308	3,515
Other	1,798	2,392
Total other assets	¥ 11,231	¥ 17,476

Included in other assets are customer relationship intangible assets, which represent the value attributable to acquired customers. These intangible assets are amortized on a straight-line basis over the estimated useful life, which is based on the historical churn rates, not to exceed 10 years. The Company periodically evaluates the useful lives to determine whether events or circumstances warrant adjustment to the estimated useful lives. The details of our customer relationship intangible assets subject to amortization as of December 31, 2005 are as follows:

	Millions of Yen
	2005
Gross Carrying Amount	¥ 6,692
Accumulated Amortization	(299)
Net Carrying Amount	¥ 6,393

Based on our current amortizable intangible assets, we expect that amortization expense will be as follows for the next five years and thereafter:

	Millions of Yen
2006	¥ 696
2007	696
2008	696
2009	696
2010	696
Thereafter	2,913
Total	¥ 6,393

5. Related Party Transactions

The Company purchases cable system materials and supplies from third-party suppliers and resells them to its subsidiaries and managed affiliates. The sales to unconsolidated managed affiliates amounted to ¥2,888 million, ¥2,385 million, and ¥1,308 million for the years ended December 31, 2003, 2004 and 2005, respectively, and are included in revenue – other in the accompanying consolidated statements of operations.

The Company provides programming services to its subsidiaries and managed affiliates. The revenue from unconsolidated managed affiliates for such services provided and the related products sold amounted to ¥1,093 million, ¥1,380 million, and ¥1,249 million for the years ended December 31, 2003, 2004 and 2005, respectively, and are included in revenue - other in the accompanying consolidated statements of operations.

In the second half of 2005 the Company began to provide programming and related cable services to an affiliate of LGI. The revenue from such services amounted to ¥317 million, and included in revenue - other in the accompanying consolidated statements of operations.

The Company provides management services to its subsidiaries and managed affiliates. Fees for such services related to managed affiliates amounted to ¥468 million, ¥522 million, and ¥545 million for the years ended December 31, 2003, 2004 and 2005, respectively, and are included in revenue - other in the accompanying consolidated statements of operations.

In July 2002, the Company began providing management services to Chofu, then an affiliated company that was 92% jointly owned by LGI, Microsoft and SC. Fees for such services amounted to ¥61 million, ¥87 million, and ¥17 million for the years ended December 31, 2003, 2004 and 2005 respectively, and are included in revenue - other in the accompanying consolidated statements of operations. In February 2005, Chofu became a consolidated subsidiary of the Company (see Note 2). At December 31, 2004, the Company had advanced ¥4,030 million of short term loans to Chofu and the interest rate on these loans were 2.48%.

The Company purchases certain cable television programs from Jupiter Programming Co., Ltd. ("JPC"), an affiliated company jointly owned by SC and a wholly owned subsidiary of LGI. Such purchases, including purchases from JPC's affiliates, amounted to ¥3,155 million, ¥3,915 million, and ¥4,686 million for the years ended December 31, 2003, 2004 and 2005, respectively, and are included in operating and programming costs in the accompanying consolidated statements of operations. Additionally, the Company receives a distribution fee to carry the Shop Channel, a majority owned subsidiary of JPC, for the greater of a fixed rate per subscriber or a percentage of revenue generated through sales in the Company's territory. Such fees amounted to ¥939 million, ¥1,064 million, and ¥1,145 million for the years ended December 31, 2003, 2004 and 2005, respectively, and are included as revenue - other in the accompanying consolidated statements of operations.

The Company purchased stock of affiliated companies from SC in the amounts of ¥5,092 million and ¥940 million in the years ended December 31, 2004 and 2005, respectively. In February 2005, the Company purchased stock of Chofu from LGI and Microsoft in the amounts of ¥972 million and ¥2,508 million, respectively.

AJCC K.K. ("AJCC") is a subsidiary of SC and its primary business is the sale of home terminals and related goods to cable television companies. Sumisho Lease Co., Ltd. and Sumisho Auto Leasing Co., Ltd. (collectively Sumisho leasing) are a subsidiary and affiliate, respectively, of SC and provide to the Company various office equipment and vehicles. The Company and its subsidiaries' purchases of such goods, primarily as capital leases, from both AJCC and Sumisho leasing, amounted to ¥6,088 million, ¥12,621 million, and ¥15,850 million for the years ended December 31, 2003, 2004 and 2005, respectively.

The Company pays a monthly fee to its affiliate KMS, based on an agreed upon percentage of subscription revenue collected by the Company from its customers for the KMS Internet service. Payments made to KMS under these arrangements amounted to ¥3,227 million, ¥3,380 million, and ¥3,235 million for the years ended December 31, 2003, 2004 and 2005, respectively. Such payments are included in operating and programming costs in the accompanying consolidated statements of operations. @Net Home, a cable Internet service provider, and a consolidated subsidiary of the Company, receives a monthly fee from the Company's unconsolidated affiliates. Such service fees amounted to ¥1,072 million, ¥1,243 million, and ¥1,160 million for the years ended December 31, 2003, 2004 and 2005, respectively, and are included in revenue-subscription fees in the accompanying consolidated statements of operations.

The Company has management service agreements with SC and LGI under which officers and management level employees are seconded from SC and LGI to the Company, whose services are charged as service fees to the Company

based on their payroll costs. The service fees paid to SC amounted to ¥706, million, ¥784 million, and ¥895 million for the years ended December 31, 2003, 2004 and 2005, respectively. The service fees paid to LGI amounted to ¥715 million, ¥665 million, and ¥261 million for the years ended December 31, 2003, 2004 and 2005, respectively. These amounts are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

SC, LGI and Microsoft had long-term subordinated loans of ¥52,895 million, ¥52,895 million and ¥43,950 million, respectively, at December 31, 2003. In December 2004, the Company refinanced and replaced the shareholder loans under a new facility. See Note 6.

The Company paid a fee on certain debt guaranteed by SC, LGI and Microsoft. The guarantee fees incurred were ¥84 million to SC, ¥73 million to LGI and ¥52 million to Microsoft for the year ended December 31, 2003. The guarantee fees incurred were ¥41 million to SC, ¥41 million to LGI and ¥16 million to Microsoft for the year ended December 31, 2004. The guarantee fees incurred were ¥1 million to SC, ¥1 million to LGI for the year ended December 31, 2005. Such fees are included in interest expense, net-related parties in the accompanying consolidated statements of operations. In connection with the 2005 Refinancing these loans are guaranteed by the Company. See Note 6.

6. Long-term Debt

A summary of long-term debt as of December 31, 2004 and 2005 is as follows:

	Millions of Yen	
	2004	2005
¥175 billion Facility term loans, due fiscal 2005 – 2011	¥ 130,000	¥ —
¥155 billion Facility term loans, due fiscal 2006 – 2012	—	125,000
Mezzanine Facility Subordinated loan due fiscal 2012	50,000	—
0% secured loans from Development Bank of Japan, due fiscal 2006 – 2019	15,810	14,735
Secured loans from Development Bank of Japan, due fiscal 2006 – 2019, interest at 0.95% to 6.8%	3,614	4,648
Unsecured loans from others, due fiscal 2006 – 2012, interest at 0.00% to 3.14%	50	221
Total	199,474	144,604
Less: current portion	(5,386)	(11,508)
Long-term debt, less current portion	¥ 194,088	¥ 133,096

2004 Refinancing

On December 15, 2004, the Company entered into a ¥175 billion senior syndicated facility ("¥175 billion Facility") which consisted of a ¥130 billion Term Loan Facility, a ¥20 billion Revolving Facility and a ¥25 billion Guarantee Facility. Concurrently, the Company entered into a ¥50 billion subordinated syndicated facility ("Mezzanine Facility"). On December 21, 2004, the Company made a full drawdown from the ¥130 billion Term Loan Facility and the ¥50 billion Mezzanine Facility. The proceeds from the December 2004 drawdown were used to repay all outstanding loans under a prior ¥140 billion facility and all outstanding shareholder subordinated loans to SC, LGI and Microsoft.

Interest was based on TIBOR, as defined in the ¥175 billion Facility agreement, plus the applicable margin. Each facility's applicable margin was reducing based upon a leverage ratio of Senior Debt to EBITDA as such terms were defined in the ¥175 billion Facility agreement. Fees due on the ¥25 billion Guarantee Facility were based on leverage ratio as defined in the ¥175 billion Facility agreement. As of December 31, 2004 the interest rates for the outstanding Term Loan Facility ranged from 1.6% to 1.9% and were 1.0% for the Guarantee Facility.

The ¥50 billion Mezzanine Facility contained a bullet repayment upon final maturity at June 30, 2012, and had an interest rate of 3.3% at December 31, 2004. As a result of the IPO by the Company, the proceeds of such were used to repay in full the ¥50 billion Mezzanine Facility.

2005 Refinancing

On December 15, 2005, for the purpose of the refinancing the ¥175 billion Facility, the Company entered into an unsecured ¥155 billion senior syndicated facility ("¥155 billion Facility") which consists of a ¥125 billion Term Loan Facility

and a ¥30 billion Revolving Facility.

The ¥155 billion Facility will be utilized for the financing of the Jupiter consolidated group and one managed affiliate under the equity method of accounting, where as the ¥175 billion Facility was for Jupiter, sixteen of its consolidated managed affiliates, one managed affiliate under the equity method accounting and one managed affiliate, which the Company had no equity investment ("Jupiter Combined Group"). On December 21, 2005, the Company made a full drawdown from the ¥125 billion Term Loan and the proceeds were used to repay all outstanding loans under the ¥130 billion Facility.

The ¥125 billion Term Loan Facility consists of a five-year amortizing ¥85 billion Tranche A Term Loan Facility ("Tranche A Facility") and a seven-year amortizing ¥40 billion Tranche B Term Loan Facility ("Tranche B Facility"). Final maturity of the Tranche A Facility and Tranche B Facility are December 31, 2010 and December 31, 2012 respectively. Quarterly loan repayment of the Tranche A Facility and the Tranche B Facility commence on March 31, 2006 and March 31, 2011, respectively, each based on a defined rate reduction each quarter thereafter until maturity.

The ¥30 billion five-year Revolving Facility ("Revolving Facility"), which shall be used for working capital and future acquisitions and will be available for drawdown until one month prior to its final maturity of December 31, 2010. A commitment fee of 0.20% per annum is payable on the available commitment under the Revolving Facility.

Interest on the Tranche A Facility, Tranche B Facility and the Revolving Facility is based on TIBOR, as defined in the agreement, plus the applicable margin. Per the ¥155 billion Facility Agreement, each facility's applicable margin for first six months is 0.45% per annum (or 0.41% per annum in relation to participation from the Development Bank of Japan ("DBJ")) for both the Tranche A Facility and Revolving Facility, and is 0.50% per annum (or 0.45% per annum in relation to participation from the DBJ) for the Trache B Facility, provided that margin on the Tranche B Facility will increase by 0.15% per annum (or 0.14% per annum in relation to participation from DBJ) commencing after the initial 6 months if the Tranche B has not been refinanced in full by that time. After the initial six months, each facility's applicable margin is reducing based upon a leverage ratio of Senior Debt to EBITDA as such terms are defined in the ¥155 billion Facility agreement and as shown below:

Senior Debt to EBITDA	Applicable Margin - Revolver and Tranche A	Applicable Margin – Tranche B	Applicable Margin for DBJ participation in Tranche A	Applicable Margin for DBJ participation in Tranche B
Greater than or equal to 3.5:1	0.55%	0.75%	0.50%	0.68%
Less than 3.5:1 but greater than or equal to 3.0:1	0.50%	0.70%	0.45%	0.63%
Less than 3.0:1 but greater than or equal to 2.0:1	0.45%	0.65%	0.41%	0.59%
Less than 2.0:1 but greater than or equal to 1.5:1	0.40%	0.60%	0.36%	0.54%
Less than 1.5:1	0.35%	0.55%	0.32%	0.50%

As of December 31, 2005 the interest rates, including the applicable margin, for the outstanding Tranche A Facility were between 0.49% and 0.53%, and for the Tranche B Facility were between 0.53% and 0.58%.

The ¥155 billion Facility requires the Company to comply with various financial covenants, such as Maximum Senior Debt to EBITDA Ratio and Debt Service Coverage Ratio as such terms are defined in the ¥155 billion Facility agreement. In addition, the ¥155 billion Facility contains certain limitations or prohibitions on additional indebtedness and acquisitions.

As of December 31, 2005 the Company had ¥30 billion revolving loans available for immediate borrowing under the ¥155 billion Facility.

Development Bank of Japan Loans

The loans represent institutional loans from the DBJ, which were made available to telecommunication companies operating in specific local areas designated as "Teletopia" by the MIC to facilitate development of local telecommunication network. Requirements to qualify for such financing include use of optical fiber cables, equity participation by local/municipal government and guarantee by third parties, among other things. These loans were originally obtained by the Company's subsidiaries and were primarily guaranteed, directly or indirectly, by our major shareholders at the time (SC, LGI and Microsoft). In connection with the 2005 Refinancing these loans are now guaranteed by the Company.

Securities on Long-term Debt

At December 31, 2005, non-syndicated bank facility loans from DBJ are secured by substantially all machinery and equip ment held by the Company's subsidiaries. The aggregate annual maturities of long-term debt outstanding at December 31 2005 are as follows:

Year ending December 31,	Millions of Yen
2006	¥ 11,508
2007	15,540
2008	23,816
2009	23,523
2010	23,376
Thereafter	46,841
	¥ 144,604

7. Leases

The Company and its subsidiaries are obligated under various capital leases, primarily for home terminals, and other non-cancelable operating leases, which expire at various dates during the next twenty years. See Note 5 for further discussion of capital leases from subsidiaries and affiliates of SC.

At December 31, 2004 and 2005, the amount of equipment and related accumulated depreciation recorded under capital leases were as follows:

	Millions of Yen	
	2004	2005
Distribution system and equipment	¥ 48,061	¥ 54,688
Support equipment and buildings	6,594	5,762
Less: accumulated depreciation	(24,129)	(23,967)
Other assets, at cost, net of depreciation	210	290
	¥ 30,736	¥ 36,773

Depreciation of assets under capital leases is included in depreciation and amortization in the accompanying consolidated statements of operations.

Future minimum lease payments under capital leases and noncancelable operating leases as of December 31, 2005 are as follows:

	Millions of Yen	
Year ending December 31,	Capital Leases	Operating Leases
2006	¥ 11,664	¥ 968
2007	9,395	781
2008	7,524	597
2009	6,122	499
2010	4,375	433
More than five years	2,859	398
Total minimum lease payments	41,939	¥ 3,676
Less: amount representing interest (rates ranging from 1.1% to 8.1%)	(3,416)	
Present value of net minimum payments	38,523	
Less: current portion	(10,552)	
Noncurrent portion	¥ 27,971	

The Company and its subsidiaries occupy certain offices under cancelable lease arrangements. Rental expenses for such leases for the years ended December 31, 2003, 2004 and 2005, totaled ¥4,134 million, 3,970 million, and ¥2,946 million respectively, and are included in operating expense and selling, general and administrative expenses in the accompanying consolidated statements of operations. Also, the Company and its subsidiaries occupy certain transmission facilities and use poles and other equipment under cancelable lease arrangements. Rental expenses for such leases for the years ended December 31, 2003, 2004 and 2005, totaled ¥8,543 million, ¥8,944 million and ¥10,925 million, respectively, and are included in operating costs and programming costs in the accompanying consolidated statements of operations.

8. Income Taxes

The Company and its subsidiaries were subject to Japanese national corporate tax of 30%, an inhabitant tax of 6% and a deductible Enterprise tax of 10%, which in aggregate result in a statutory tax rate of 42%. On March 24, 2003, the Japanese Diet approved the Amendments to Local Tax Law, reducing the Enterprise tax from 10.08% to 7.2%. The amendments to the tax rates were effective for fiscal years beginning on or after April 1, 2004. Consequently, the statutory income tax rate has been lowered to approximately 40% for deferred tax assets and liabilities expected to be settled or realized on or after January 1, 2005 for the Company.

All pretax loss (income) and related tax expense (benefit) are derived solely from Japanese operations. Income tax expense (benefit) for the years ended December 31, 2003, 2004 and 2005 is as follows:

	Millions of Yen		
	2003	2004	2005
Current	¥ 210	¥ 1,813	¥ 2,185
Deferred	—	45	(5,256)
Income tax (benefit) expense	¥ 210	¥ 1,858	¥ (3,071)

The effective rates of income tax (benefit) expense relating to losses (income) incurred differs from the rate that would result from applying the normal statutory tax rates for the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003	2004	2005
Normal effective statutory tax rate	42.0%	42.0%	40.0%
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	—	0.1	—
Decrease in valuation allowance	(41.2)	(27.4)	(73.4)
Non-deductible expenses and other	3.0	0.0	14.5
Effective tax rate	3.8%	14.7%	(18.9%)

The effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities at December 31, 2004 and 2005 are as follows:

	Millions of Yen	
	2004	2005
Deferred tax assets:		
Operating loss carryforwards	¥ 21,650	¥ 15,350
Deferred revenue	14,455	14,612
Lease obligation	12,722	15,409
Retirement and other allowances	1,459	422
Investment in affiliates	568	325
Accrued expenses and other	3,978	3,192
Total gross deferred tax assets	54,832	49,310
Less: valuation allowance	(35,241)	(14,868)
Deferred tax assets	19,591	34,442
Deferred tax liabilities:		
Property and equipment	13,797	17,014
Tax deductible goodwill	—	—
Other	2,417	3,628
Total gross deferred tax liabilities	16,214	20,642
Net deferred tax assets	¥ 3,377	¥ 13,800

The net changes in the total valuation allowance for the years ended December 31, 2003, 2004 and 2005 were decreases of ¥6,543 million, ¥10,605 million, and ¥20,373 million respectively. The decrease in valuation allowance in 2005 is primarily as a result of tax benefits recorded in the accompanying consolidated statements of operations.

Current deferred tax assets in the amount of ¥2,069 million and ¥10,285 million are included in prepaid expenses in the accompanying consolidated balance sheets as of December 31, 2004 and 2005, respectively. Non-current deferred tax assets in the amount of ¥1,309 million and ¥3,515 million are included in other non-current assets in the accompanying consolidated balance sheets at December 31, 2004 and 2005, respectively.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management expects to realize its deferred tax assets net of existing valuation allowance. The Company had ¥8 million of tax deductible goodwill as of December 31, 2005.

The remaining amount of unrecognized tax benefits as of December 31, 2004 and 2005 acquired in connection with business combinations were ¥7,267 million and ¥1,346 million, respectively. If the deferred tax assets are realized or the valuation allowance is reversed, the tax benefit realized is first applied to i) reduce to zero any goodwill related to acquisition, ii) second to reduce to zero other non-current intangible assets related to the acquisition and iii) third to reduce income tax expense. See Note 4.

At December 31, 2005, the Company and its subsidiaries had net operating loss carryforwards for income tax purposes of ¥38,374 million which were available to offset future taxable income. Net operating loss carryforwards, if not utilized, will expire in each of the next seven years as follows:

Year ending December 31,	Millions of Yen
2006	¥ 17,536
2007	56
2008	10,429
2009	5,444
2010	1,050
2011-2012	3,859
	¥ 38,374

9. Severance and Retirement Plans

On October 1, 2005 the Company adopted a defined contribution retirement plan for substantially all of its full-time employees. This plan was adopted as a replacement to the unfunded defined benefit severance and retirement plan which terminated for full-time employees on September 30, 2005, excluding certain directors and employees in a recently acquired subsidiary. The Company contributions under the new defined contribution retirement plan were ¥60,928 thousand for the year ended December 31, 2005.

Certain directors, auditors and employees within a subsidiary remained in the unfunded deferred benefit severance and retirement plans. Employees terminating their employment after the three year vesting period are entitled, under most circumstances, to lump-sum severance payments determined by reference to their rate of pay at the time of termination, years of service and certain other factors. December 31, 2005 was used as the measurement date.

Net periodic cost of the Company and its subsidiaries' plans accounted for in accordance with SFAS No. 87 for the years ended December 31, 2003, 2004 and 2005, included the following components:

		Millions of Yen	
	2003	2004	2005
Service cost - benefits earned during the year	¥ 257	¥ 266	¥ 241
Interest cost on projected benefit obligation	40	40	37
Realized gain on settlement	—	—	(656)
Actuarial loss	159	463	37
Net periodic cost	¥ 456	¥ 769	¥ (341)

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its subsidiaries' plans accounted for in accordance with SFAS No. 87 are as follows:

	Millions of Yen	
	2004	2005
Change in benefit obligation:		
Benefit obligation, beginning of year	¥ 2,006	¥ 2,682
Service cost	266	241
Interest cost	40	37
Acquisitions (Note 2)	31	47
Realized gain on settlement	—	(656)
Actuarial loss (gain)	432	(10)
Benefits paid	(93)	(2,306)
Benefit obligation, end of year	¥ 2,682	¥ 35

The weighted-average discount rate used in the determination of the Company and its subsidiaries' plans projected benefit obligation and net pension cost as of and for the years ended December 31, 2003, 2004, and 2005 are as follows:

	2003	2004	2005
Projected benefit obligation			
Discount rate	2.0%	2.0%	2.0%
Net pension cost			
Discount rate	2.0%	2.0%	2.0%

In addition, employees of the Company participate in a multiemployer defined benefit plan. The Company contributions to this plan amounted to ¥343 million, ¥293 million, and ¥178 million for the years ended December 31, 2003, 2004 and 2005, respectively.

10. Redeemable Preferred Stock

On December 29, 2003, in connection with being included as a party to the Company's bank facility, a consolidated subsidiary of the Company issued ¥500,000 thousand of preferred stock in exchange for debt owed to a third party holder. All or a part of the preferred stock can be redeemed after 2010, up to a half of the preceding year's net income, at the holder's demand. The holders of the preferred stock have a priority to receive dividends, however, the amount of such dividends will be decided by the subsidiary's board of directors and such dividend will not exceed ¥1,000 per preferred stock for any fiscal year and will not accumulate.

11. Shareholders' Equity

Dividends

Under the Japanese Commercial Code (the "Code"), the amount available for dividends is based on retained earnings as recorded on the books of Jupiter maintained in conformity with financial accounting standards of Japan. Certain adjustments not recorded on Jupiter books are reflected in the consolidated financial statements for reasons described in Note 1. At December 31, 2005, the accumulated deficit recorded on Jupiter books of account was ¥18,166 million. Therefore, no dividends may be paid at the present time.

The Code provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to a legal reserve until such reserve and the additional paid-in capital equal 25% of the issued capital. The Code also provides that neither additional paid-in capital nor the legal reserve are to be used for cash dividends, but may be either (i) used to reduce a capital deficit, by resolution of the shareholders; (ii) capitalized, by resolution of the Board of Directors; or (iii) used for purposes other than those provided in (i) and (ii), such as refund made to shareholders or acquisition of treasury stocks, but only up to an amount equal to the additional paid-in capital and the legal reserve less 25% of the issued capital, by resolution of the shareholders. The Code provides that at least one-half of the issue price of new shares be included in capital.

Stock-Based Compensation Plans

The Company maintains subscription-rights option plans and stock purchase warrant plans for certain directors, corporate auditors and employees of the Company's consolidated managed franchises and to directors, corporate auditors and employees of the Company's unconsolidated managed franchises and other non-employees (collectively the "Jupiter Option Plans"). The Company's board of directors and shareholders approved the grant of the Company's ordinary shares at an initial exercise price of ¥92,000 per share. The exercise price was subject to adjustment upon an effective IPO to the lower of ¥92,000 per share or the IPO offering price. In connection with our IPO the exercise price was adjusted during the first quarter of 2005 to ¥80,000 per share.

Under Jupiter Option Plans, the number of ordinary shares issuable will be adjusted for stock splits, reverse stock splits and certain other recapitalizations and the subscription rights were not exercisable until the Company's ordinary shares are registered with the Japan Securities Dealers Association or listed on a stock exchange. Non-management employees will, unless the grant agreement provides otherwise, vest in two years from date of grant. Management employees will, unless the grant agreement provides otherwise, vest in four equal installments from date of grant. Jupiter Options generally expire 10 years from date of grant, currently ranging from August 23, 2010 to August 23, 2012.

The Company has accounted for awards granted to the Company and its consolidated managed franchises' directors, corporate auditors and employees under APB No. 25 and FIN No. 44. For the years ended December 31, 2003 and 2004, prior to the completion of our IPO, based on using the Company's estimated fair value per ordinary share, there was no intrinsic value at the date of grant under the Jupiter Option Plans. As the exercise price at the date of grant was uncertain, the Jupiter Option Plans are considered variable awards. Under APB No. 25 and FIN 44, variable awards will have stock compensation recognized each period to the extent the market value of the ordinary shares granted exceeds the exercise price. The Company will be subject to variable accounting for grants to employees under the Jupiter Option Plans until all options granted are exercised, forfeited, or expired. At December 31, 2003

and 2004 the market value of the Company's ordinary shares did not exceed the exercise price and no compensation expense was recognized. For the year ended December 31, 2005, ¥2,210 million of compensation expense was recognized.

The Company has accounted for awards granted to directors, corporate auditors and employees of the Company's unconsolidated managed franchises and to other non-employees, in accordance with SFAS No. 123 and EITF 00-12. As a result of cancellations, options outstanding to directors, corporate auditors and employees of the Company's unconsolidated managed franchises and to other non-employees were 21,916 ordinary shares, 11,476 ordinary shares and 6,314 ordinary share at December 31, 2003, 2004 and 2005, respectively. The Company recorded compensation expense related to the directors, corporate auditors and employees of the Company's unconsolidated managed franchises and other non-employees of ¥117 million, ¥93 million and ¥6 million for the years ended December 31, 2003, 2004 and 2005, respectively, which has been included in selling, general and administrative expense for the Company's non-employees and in equity in earnings of affiliates for employees of affiliated companies in the accompanying consolidated statements of operations.

The following table summarizes the activity of the Jupiter Option Plans:

	2003		2004		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	159,004	92,000	191,764	92,000	213,076	92,000
Granted	41,958	92,000	29,730	92,000	—	—
Exercised	—	—	—	—	(11,658)	80,000
Canceled	(9,198)	92,000	(8,418)	92,000	(23,914)	82,034
Outstanding at end of the year	191,764	92,000	213,076	92,000	177,504	80,141
Weighted average remaining contractual life	7.4years		6.6years		5.9years	
Options exercisable, end of period	—	—	—	—	142,701	¥ 80,176
Weighted average fair value of options granted		¥ 18,340		¥ 24,545		¥ 39,910

12. Fair Value of Financial Instruments

For financial instruments other than long-term loans, lease obligations and interest rate swap agreements, the carrying amount approximates fair value because of the short maturity of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt and capital lease obligations at December 31, 2004 and 2005 are as follows:

	Millions of Yen			
	2004		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	¥ 199,474	¥ 199,127	¥ 144,604	¥ 144,285
Lease obligation	31,805	30,126	38,523	37,228
Interest rate swap agreements	8	8	(98)	(98)

13. Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen		
	2003	2004	2005
Cash paid during the year for:			
Interest	¥ 4,408	¥ 8,588	¥ 4,305
Income tax	¥ 378	¥ 323	¥ 2,252
Cash acquisitions of new subsidiaries:			
Fair value of assets acquired	¥ —	¥ 1,688	¥ 35,435
Liabilities assumed	—	(1,245)	(23,386)
Cash paid, net of cash acquired	¥ —	¥ 443	¥ 12,049
Property acquired under capital leases during the year	¥ 6,057	¥ 12,561	¥ 15,872
Conversion of long-term debt into equity	¥ 32,261	¥ —	¥ —

14. Commitments

The Company has guaranteed payment of certain bank loans for certain of its equity method affiliate investees and costs method investees. Certain of guarantees are based on an agreed upon proportionate share of the bank loans among certain of the entities' shareholders, considering each of their respective equity interest. The term of the guarantees are up to 12 years and the aggregate guaranteed amounts were ¥723 million, ¥179 million, and ¥11,074 million as of December 31, 2003, 2004 and 2005, respectively. Management believes that the likelihood the Company would be required to perform or otherwise incur any significant losses associated with any of these guarantees is remote.

15. Subsequent Events

In January 2006, the Company acquired a majority stake in KMS, a cable Internet service provider based in Osaka, from Kansai Electric Power and SC. The Company's ownership increased from 25.75% to 64.00%, which makes KMS a consolidated subsidiary. The total purchase price of such KMS shares was ¥2,275 million.

Independent Auditors' Report

To the Shareholders and Board of Directors of Jupiter Telecommunications Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Jupiter Telecommunications Co., Ltd. (a Japanese corporation) and consolidated subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jupiter Telecommunications Co., Ltd. and subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 (g) to the consolidated financial statements, the Company has adopted "Financial Accounting Standards Board (FASB) Interpretation No. 47 Accounting for Conditional Asset Retirement Obligations (FIN47)—Interpretation of SFAS No 143."

KPMG AZSA & Co.

Tokyo, Japan
March 28, 2006

Market Data

Penetration ratio of Multi-channel Pay-TV



(%)
100
80
60
40
20
0
93
60
18
Japan
United Kingdom
United States

Source of Japanese penetration data: Hoso Journal (December issue) and Skyperfect Communications corporate (as of September 2005).

Penetration ratio of Multi-channel Pay-TV = number of multi-channel pa subscribers (multi-channel cable television subscribing households [5,740,0C Skyperfect individual subscribers [3,420,000]). Number of households nat wide = 50,380,000 (2005 nationwide census)

Source of US penetration data: National Cable & Telecommunications Association (as of March 2005)
Source of UK penetration data: Office of Communications (as of December 2005)
Population density figures for various countries: Ministry of Internal Affairs and Communications

Domestic Growth of Multi-channel Pay-TV Services

(Millions of households)
12
10
8
6
4
2
0
'00 '01 '02 '03 '04 '05

□ Multi-channel cable television subscribing households
□ Skyperfect individual subscribing households

Millions of househol

As of September 30	2000	2001	2002	2003	2004	20
Multi-channel cable television subscribing households	3.0	3.7	4.3	4.9	5.3	5
Skyperfect individual subscribing households	2.0	2.4	2.9	3.0	3.2	3
	5.0	6.1	7.2	7.9	8.5	9

Source: (Multi-channel cable television subscribing households and number of Skyperfect individual subscribing hous holds.) The number of multi-channel cable television subscribing households has been assumed on the ba of the number of multi-channel subscribing households published in the Hoso Journal (December 2005 issu The number of Skyperfect individual subscribing households is based on official company data.

Growth of Cable Television Subscribers and Household Penetration* (Licensed independent broadcasters)



(Millions of households)
(%)
20.0
15.0
10.0
5.0
0
40.0
30.0
20.0
10.0
0
'97 '98 '99 '00 '01 '02 '03 '04
□ Number of subscribers
Household penetration rate

Source: 2005 Information and telecommunications white paper

	1997	1998	1999	2000	2001	2002	2003	200
Number of subscribers (Millions)	6.7	7.9	9.4	10.4	13.0	15.1	16.5	17.
Household penetration rate (%)	14.6	17.0	20.0	21.8	26.8	31.2	33.6	35.

* Number of reported subscribers divided by number of Japanese households

Growth of Cable Internet Providers and Subscribers



(Companies)
(Thousands of subscribers)
400
4,000
300
3,000
200
2,000
100
1,000
0
'99 '00 '01 '02 '03 '04
0

☐ Number of providers
— Number of cable internet subscribers

Source: 2005 Information and telecommunications white paper

	1999	2000	2001	2002	2003	2004
Number of providers (Companies)	89	201	252	282	307	352
Number of cable internet subscribers (Thousands of subscribers)	216	784	1,456	2,069	2,578	2,873

Numbers for 2004 were as of the end of December

Growth of Japanese Broadcasters

(Companies)
1,200
1,000
800
600
400
200
0 '97 '98 '99 '00 '01 '02 '03 '04

— Number of cable television providers
— Number of broadcasters

	1997	1998	1999	2000	2001	2002	2003	2004
Private sector broadcasters								
Land-based general broadcasters	290	317	333	337	348	358	362	373
Satellite-based general broadcasters	81	124	146	155	146	137	134	131
(Number using telecommunications services)	—	—	—	—	2	24	37	45
Cable television providers*1, *2	513	524	526	512	517	528	571	548
Broadcasters using wired telecommunications services	—	—	—	—	—	2	9	11
NHK/University of the Air	2	2	2	2	2	2	2	2
Total	886	967	1,007	1,006	1,013	1,026	1,072	1,058

*1 Cable television providers who are licensed independent broadcasters (with over 501 installed terminals)
*2 Among broadcasters using wired telecommunications services, those using an equivalent system to operators approved under the cable television broadcasting law have been recalculated higher (one company in 2002, six in 2003, and seven in 2004).

Sales Growth in the Broadcasting Industry

Billions of Yen

	1996	1997	1998	1999	2000	2001	2002	2003	2004
Private sector broadcasters									
Land-based general broadcasters	2,472	2,552	2,449	2,482	2,647	2,596	2,486	2,523	2,615
(Versus previous year)	(8.3%)	(3.3%)	(-4.1%)	(1.4%)	(6.6%)	(-1.9%)	(-4.2%)	(1.5%)	(3.7%)
Community broadcasting	3.2	6.0	7.5	9.1	12.5	13.7	13.9	14.1	14.0
(Versus previous year)	(306.6%)	(87.4%)	(23.8%)	(21.7%)	(38.2%)	(9.0%)	(1.3%)	(1.9%)	(-0.7%)
Satellite-based general broadcasters*1	69	91	133	161	189	234	277	300	316
(Versus previous year)	(15.5%)	(33.2%)	(45.4%)	(21.1%)	(17.7%)	(23.5%)	(18.6%)	(8.2%)	(5.4%)
Cable television providers*2	141	164	193	224	246	272	308	333	353
(Versus previous year)	(25.3%)	(16.6%)	(17.5%)	(16.2%)	(9.8%)	(10.4%)	(13.2%)	(8.2%)	(6.1%)
NHK	588	613	626	634	653	658	665	669	667
(Versus previous year)	(2.8%)	(4.3%)	(2.1%)	(1.2%)	(3.0%)	(0.8%)	(1.1%)	(0.7%)	(-0.4%)
Total *3	3,269	3,421	3,401	3,501	3,735	3,759	3,736	3,825	3,951
(Versus previous year)	(8.0%)	(4.7%)	(-0.6%)	(2.9%)	(6.7%)	(0.7%)	(-0.6%)	(2.4%)	(3.3%)

*1 Figures for satellite-based private broadcasters are the aggregate of operating revenues related to sub-contracted broadcasting and broadcasting using telecommunications services.
*2 Figures for cable television providers are the aggregate of the operating revenues from the cable television businesses of corporations whose principal business is cable television, among licensed independent broadcasters.
*3 Excluding University of the Air

Source: Ministry of Internal Affairs and Communications

Service Guide

J : COM TV

J : COM Kanto (as of February 20(

		Contents			Features	Monthly Fees
J : COM TV	J:COM TV digital	Basic Channels [77ch]	• Ground-based digital	8 channels	• Loan of exclusive-use set-top box tuner • EPG (Electronic Program Guide) • Data broadcasting • Bidirectional service	¥4,980 (¥5,229 with ta>
			• Ground-based analog*1	10 channels		
			• BS digital	8 channels		
			• Digital cable*2	49 channels		
			• Original channels	2 channels		
		VOD	• Premium on-demand	1,400 titles		
			• Monthly on-demand	1,150 titles		
			• Free on-demand	800 titles		
		PPV		9 channels		
		Optional Channels	• WOWOW Digital • BS Star Channel Others	14 channels		
	J:COM TV analog	Basic Channels [46ch]	• Ground-based analog	10 channels	• Loan of exclusive-use home terminal tuner	¥3,980 (¥4,179 with tax)
			• BS analog	2 channels		
			• CS analog	33 channels		
			• Original channels	1 channels		
		Optional Channels	• WOWOW • Star Channel Others	5 channels		

*1 Receivable by regular internal television tuner
*2 Hitherto broadcasted via satellite, digital cable has been switched to an optical transmission network. Accordingly, the service name has changed since December 2005.

J : COM NET

		Speed	Basic services	Monthly fees	Optional services
J : COM NET	J:COM NET Premier	30Mbps download, 2Mbps upload (best effort)	• Flat rate (unlimited access) • Security services –Email antivirus scanning –Firewall –Homepage antivirus scanning –Spam filtering • Up to a maximum of 5 additional email addresses • Content filtering/ Parental controls*2 • Web mail • Mobile access • Homepage creation tools • SNS [@mypage]*3	¥5,500 (¥5,775 with tax)	• Wireless home LAN • Additional IP addresses • Additional web space • Home monitoring [Dynamic DNS]
	J:COM NET	8Mbps download, 2Mbps upload (best effort)		¥4,980 (¥5,229 with tax)	
	J : COM NET Hikari	100Mbps download, 100Mbps upload (best effort)		*1	
J:COM LightNet		256Kbps download 128Kbps upload (best effort)		¥2,750 (¥2,888 with tax)	

*1 J:COM NET Hikari is a service aimed at apartment and condominium complexes. Fees are determined according to the age of the building, the number of rooms, installation conditions, and the type of contract with rental/lease property owners and property management associations.
*2 The content filtering service provides control over access to inappropriate websites.
*3 The purpose of the Social Networking Service (SNS) is to provide a community site where users with common interests and topics can interact and exchange information over the Internet.

J : COM PHONE
J : COM MOBILE Powered by WILLCOM

	Monthly fees	Calling fees	Optional Services (additional fees apply)*2
J:COM PHONE	Sign-up fee ¥0 Basic fees ¥1,330 per month (¥1,397 with tax) • Dual line ¥665 (¥698 with tax)	Calling to a regular phone Within the (same) city ¥7.9 (¥8.3 with tax) Outside the city Up to 15% off from NTT Calling to a J:COM PHONE Within the (same) city ¥5.0 (¥5.3 with tax) Outside the city Up to 50% off from NTT Calling to a mobile phone NTT DoCoMo ¥52.5 (¥55.1 with tax) au ¥54 (¥56.7 with tax) *The above rates are for a three-minute call	• Tone Dial • Call Waiting • Caller ID • Call Forward • Call Barring • Number Announcement • Speed Dial • Three Way Calling (Option pack (all 8 for ¥400 per month (¥420 with tax))) • Anonymous Call Rejection • "Toku Toku Talk" For ¥250 per month (¥263 with tax), make up to ¥10,000 (¥10,500 with tax) in calls to other subscribers and equivalently subscribed J:COM MOBILE subscribers for free.
J:COM MOBILE powered by WILLCOM	Basic fees ¥2,762 (¥2,900 with tax)*1 • For those subscribed to other J:COM services, according to total package cost: First phone ¥275 off Second phone ¥1,075 off	To a J:COM MOBILE phone Free To a WILLCOM phone Free To another mobile phone ¥12.5 (¥13.1 with tax) To a regular subscribed phone ¥10 (¥10.5 with tax) Sending/receiving email Free *The above rates are for a 30-second call.	• "Toku Toku Talk MOBILE" For ¥250 per month (¥263 with tax), make up to ¥2,500 (¥2,625 with tax) in calls to your home J:COM phone for free.

*1 At J:COM MOBILE, a separate device charge applies.
*2 Contents differ in areas where fixed-line phone service using IP technology is available

Services fees

J : COM Tokyo

	Package plan				Package services fees	Discount amount compared to the total single fees
Package services fees	J : COM TV digital	J : COM NET Premier (30M)	J : COM PHONE	J:COM MOBILE Powered by WILLCOM	¥ 12,890 (¥ 13,535 with tax)	¥ 1,682 (¥ 1,766 with tax)
	J : COM TV digital	J : COM NET Premier (30M)	J : COM PHONE		¥ 10,390 (¥ 10,910 with tax)	¥ 1,420 (¥ 1,491 with tax)
	J : COM TV digital	J : COM NET (8M)	J : COM PHONE		¥ 9,960 (¥ 10,458 with tax)	¥ 1,330 (¥ 1,397 with tax)

Single service fees	J : COM TV digital	¥ 4,980 (¥ 5,229 with tax)	J : COM NET Premier (30M)	¥ 5,500 (¥ 5,775 with tax)	J : COM PHONE	¥ 1,330 (¥ 1,397 with tax)
	J : COM TV analog	¥ 3,980 (¥ 4,179 with tax)	J : COM NET (8M)	¥ 4,980 (¥ 5,229 with tax)	J:COM MOBILE Powered by WILLCOM	¥ 2,762 (¥ 2,900 with tax)

Operational Data

All Managed Franchises Base

Years ended December 31	2001	2002	2003	2004	2005
					Households
Homes Passed					
Cable-television	5,606,900	5,810,400	5,958,800	6,861,800	7,890,400
Hokkaido area	332,200	332,200	332,200	354,500	410,000
Kanto area	2,399,000	2,966,600	3,050,000	3,472,100	4,082,200
Kansai area	1,616,200	1,637,000	1,691,500	2,011,600	2,336,700
Kyushu area	1,259,500	874,600	885,100	1,023,600	1,061,500
High-speed internet	5,354,400	5,749,800	5,947,100	6,850,200	7,881,800
Hokkaido area	152,400	271,600	320,600	343,000	401,400
Kanto area	2,335,200	2,966,600	3,050,000	3,472,000	4,082,200
Kansai area	1,607,300	1,637,000	1,691,500	2,011,600	2,336,700
Kyushu area	1,259,500	874,600	885,000	1,023,600	1,061,500
Telephony	1,788,300	2,882,600	4,215,500	6,370,100	7,214,700
Hokkaido area	—	—	—	—	401,400
Kanto area	1,612,400	1,940,300	2,367,100	3,348,700	3,626,000
Kansai area	175,900	685,800	1,298,700	2,001,400	2,129,500
Kyushu area	—	256,500	549,700	1,020,000	1,057,800
Number of subscribers/Total RGUs					
Cable-television	1,191,600	1,422,800	1,526,700	1,592,500	1,796,300
Hokkaido area	48,000	67,500	73,800	76,900	80,900
Kanto area	543,100	773,800	844,000	891,800	1,026,900
Kansai area	336,700	388,300	404,500	416,100	473,400
Kyushu area	263,800	193,200	204,400	207,700	215,100
* Digital	—	—	25,600	243,500	650,700
Hokkaido area	—	—	900	4,300	18,600
Kanto area	—	—	16,900	143,600	394,600
Kansai area	—	—	5,400	74,800	175,700
Kyushu area	—	—	2,400	20,800	61,800
High-speed internet	320,700	504,500	632,900	751,600	911,800
Hokkaido area	2,200	9,500	18,300	24,800	31,700
Kanto area	164,100	298,600	371,800	441,800	541,600
Kansai area	96,800	144,800	176,300	206,000	248,900
Kyushu area	57,600	51,600	66,500	79,000	89,600
Telephony	166,300	349,900	554,600	773,000	970,400
Hokkaido area	—	—	—	—	17,000
Kanto area	150,900	259,000	362,400	476,100	570,600
Kansai area	15,400	70,900	141,200	208,200	265,400
Kyushu area	—	20,000	51,000	88,700	117,400
Total RGUs	1,678,600	2,277,200	2,714,200	3,117,100	3,678,500
Hokkaido area	50,200	77,000	92,100	101,700	129,600
Kanto area	858,100	1,331,400	1,578,200	1,809,700	2,139,100
Kansai area	448,900	604,000	722,000	830,300	987,700
Kyushu area	321,400	264,800	321,900	375,400	422,100
Total number of subscribers	1,290,800	1,590,800	1,754,800	1,873,000	2,136,000
Hokkaido area	48,400	69,900	78,700	83,900	90,800
Kanto area	609,100	882,500	980,300	1,052,400	1,216,800
Kansai area	360,000	432,100	467,800	495,300	572,700
Kyushu area	273,300	206,300	228,000	241,400	255,700
Bundle ratio (Average RGUs per customer)	1.30	1.43	1.55	1.66	1.72

% (Unless otherwise specified)

Years ended December 31	2001	2002	2003	2004	2005
Penetration rates					
Cable-television	21.3	24.5	25.6	23.2	22.8
* Digital	—	—	0.4	3.5	8.2
High-speed Internet	6.0	8.8	10.6	11.0	11.6
Telephony	9.3	12.1	13.2	12.1	13.5
Total number of subscribers	23.0	27.4	29.5	27.3	27.1
Churn rates					
Cable-television	1.6	1.7	1.7	1.4	1.3
High-speed Internet	0.9	1.1	1.3	1.2	1.3
Telephony	1.2	1.1	0.9	0.8	0.7
ARPU (Yen)					
Cable-television	¥ 4,387	¥ 4,326	¥ 4,631	¥ 4,704	¥ 4,869
High-speed Internet	5,993	5,538	5,162	4,810	4,857
Telephony	4,211	3,786	3,528	3,299	3,158
Average revenue per unit per month	5,829	6,183	6,779	7,090	7,497
Bundling ratio					
Cable-television only	68.0	56.8	48.6	41.3	37.7
High-speed Internet only	4.3	5.3	5.5	5.7	6.1
Telephony only	2.3	3.5	4.9	5.7	5.8
Cable-television + High-speed Internet	14.6	15.9	14.3	11.8	10.8
Cable-television + Telephony	4.9	8.0	10.5	12.9	13.8
High-speed Internet + Telephony	1.0	1.8	2.6	3.5	4.0
Triple	4.9	8.7	13.6	19.1	21.8

From 2002-2004, all managed franchises excluding J:COM Chofu, in 2005.
Both the number of serviceable households or "homes passed" and the number of subscribing households are rounded to the nearest hundred.
Therefore, these numbers may not match with those of a detailed statement.
The number of subscribing households to each service includes households that subscribe to another service.
The number of total subscribing households indicates the number of households that subscribe to at least service.
Penetration rate(%)=number of subscribing households / the number of homes passed X 100

Steady Increase in Bundling Ratio



As of Dec. 31 2001
4.3%
14.6%
1.0%
4.9%
4.9%
68.0%
2.3%
As of Dec. 31 2003
5.5%
14.3%
2.6%
13.6%
48.6%
10.5%
4.9%
As of Dec. 31 2005
6.1%
10.8%
4.0%
21.8%
37.7%
13.8%
5.8%
Cable-television
High-speed internet
Telephony

Consolidated Managed Franchises Base

Years ended December 31	2001	2002	2003	2004	2005
					Households
Homes Passed					
Cable-television	4,740,400	5,350,900	5,489,300	6,287,800	7,296,600
Hokkaido area	332,200	332,200	332,200	354,500	410,000
Kanto area	2,399,000	2,966,600	3,050,000	3,472,100	4,082,200
Kansai area	1,616,200	1,637,000	1,691,500	2,011,600	2,336,700
Kyushu area	393,000	415,100	415,600	449,600	467,700
High-speed internet	4,487,900	5,290,300	5,477,700	6,276,200	7,288,000
Hokkaido area	152,400	271,600	320,600	343,000	401,400
Kanto area	2,335,200	2,966,600	3,050,000	3,472,000	4,082,200
Kansai area	1,607,300	1,637,000	1,691,500	2,011,600	2,336,700
Kyushu area	393,000	415,100	415,600	449,600	467,700
Telephony	1,788,300	2,755,300	3,932,400	5,799,200	6,624,100
Hokkaido area	—	—	—	—	401,400
Kanto area	1,612,400	1,940,300	2,367,100	3,348,700	3,626,000
Kansai area	175,900	685,800	1,298,700	2,001,400	2,129,500
Kyushu area	—	129,200	266,600	449,100	467,200
Number of subscribers/Total RGUs					
Cable-television	1,015,200	1,323,200	1,418,700	1,482,600	1,684,900
Hokkaido area	48,000	67,500	73,800	76,900	80,900
Kanto area	543,100	773,800	844,000	891,800	1,026,900
Kansai area	336,700	388,300	404,500	416,100	473,400
Kyushu area	87,400	93,600	96,400	97,800	103,700
* Digital	—	—	24,300	232,000	620,800
Hokkaido area	—	—	900	4,300	18,600
Kanto area	—	—	16,900	143,600	394,600
Kansai area	—	—	5,400	74,800	175,700
Kyushu area	—	—	1,100	9,300	31,900
High-speed internet	275,500	476,700	596,500	708,600	864,200
Hokkaido area	2,200	9,500	18,300	24,800	31,700
Kanto area	164,100	298,600	371,800	441,800	541,600
Kansai area	96,800	144,800	176,300	206,000	248,900
Kyushu area	12,400	23,800	30,100	36,000	42,000
Telephony	166,300	339,700	527,400	726,500	911,300
Hokkaido area	—	—	—	—	17,000
Kanto area	150,900	259,000	362,400	476,100	570,600
Kansai area	15,400	70,900	141,200	208,200	265,400
Kyushu area	—	9,800	23,800	42,200	58,300
Total RGUs	1,457,000	2,139,600	2,542,600	2,917,700	3,460,400
Hokkaido area	50,200	77,000	92,100	101,700	129,600
Kanto area	858,100	1,331,400	1,578,200	1,809,700	2,139,100
Kansai area	448,900	604,000	722,000	830,300	987,700
Kyushu area	99,800	127,200	150,300	176,000	204,000
Total number of subscribers	1,106,300	1,484,100	1,634,100	1,744,800	2,002,80
Hokkaido area	48,400	69,900	78,700	83,900	90,80
Kanto area	609,100	882,500	980,300	1,052,400	1,216,80
Kansai area	360,000	432,100	467,800	495,300	572,70
Kyushu area	88,800	99,600	107,300	113,100	122,50
Bundle ratio (Average RGUs per customer)	1.32	1.44	1.56	1.67	1.7

Years ended December 31	2001	2002	2003	2004	2005
					% (Unless otherwise specified)
Penetration rates					
Cable-television	21.4	24.7	25.8	23.6	23.1
* Digital	—	—	0.4	3.7	8.5
High-speed Internet	6.1	9.0	10.9	11.3	11.9
Telephony	9.3	12.3	13.4	12.5	13.8
Total number of subscribers	23.3	27.7	29.8	27.7	27.4
Churn rates					
Cable-television	1.6	1.7	1.6	1.3	1.2
High-speed Internet	0.8	1.1	1.3	1.2	1.3
Telephony	1.2	1.1	0.9	0.8	0.7
ARPU (Yen)					
Cable-television	¥ 4,392	¥ 4,335	¥ 4,634	¥ 4,703	¥ 4,874
High-speed Internet	5,998	5,530	5,157	4,807	4,854
Telephony	4,211	3,789	3,533	3,307	3,163
Average revenue per unit per month	5,838	6,230	6,820	7,123	7,538
Bundling ratio					
Cable-television only	67.0	56.0	47.9	40.9	37.5
High-speed Internet only	4.5	5.3	5.5	5.7	6.1
Telephony only	2.5	3.6	4.9	5.7	5.7
Cable-television + High-speed Internet	14.5	15.8	14.2	11.7	10.8
Cable-television + Telephony	5.3	8.2	10.6	12.8	13.6
High-speed Internet + Telephony	1.1	1.9	2.7	3.6	4.0
Triple	5.2	9.1	14.0	19.5	22.2

From 2002-2004, all managed franchises excluding J:COM Chofu, in 2005.
Both the number of serviceable households or "homes passed" and the number of subscribing households are rounded to the nearest hundred.
Therefore, these numbers may not match with those of a detailed statement.
The number of subscribing households to each service includes households that subscribe to another service.
The number of total subscribing households indicates the number of households that subscribe to at least service.
Penetration rate(%)=number of subscribing households / the number of homes passed X 100

Steady Increase in Bundling Ratio


As of Dec. 31 2001
4.5%
14.5%
1.1%
5.2%
5.3%
67.0%
2.5%
As of Dec. 31 2003
5.5%
14.2%
2.7%
14.0%
47.9%
10.6%
4.9%
As of Dec. 31 2005
6.1%
10.8%
4.0%
22.2%
37.5%
13.6%
5.7%
Cable-television
High-speed internet
Telephony

Transition of Cable Television Operating Companies

Voting Rights Ratio

Years ended December 31	2001	2002	2003	2004	2005
Sapporo area					
J:COM Sapporo Co., Ltd.	81.81%[1]	81.94%[1]	83.13%[1]	83.13%[1]	85.85%[1]
Kanto area					
J:COM Tokyo Co., Ltd.	79.41%[1]	80.03%[1]	80.07%[1]	80.23%[1]	80.24%[1]
Kisarazu Cable Television Co., Ltd.	81.69%[1]	81.69%[1]	81.69%[1]	82.41%[1]	Merge to J:COM Chiba., Ltd.
J:COM Gunma Co.,Ltd.	100.00%[1]	100.00%[1]	100.00%[1]	99.81%[1]	99.95%[1]
Tsuchiura Cable Television Co.,Ltd.	69.66%[1]	70.00%[1]	70.33%[1]	70.33%[1]	70.33%[1]
J:COM Shonan Co.,Ltd.	78.83%[1]	79.48%[1]	79.50%[1]	79.49%[1]	79.49%[1]
Cable Network Yachiyo Co., Ltd.	58.65%[1]	58.65%[1]	58.66%[1]	58.65%[1]	Merge to J:COM Chiba., Ltd.
Super Network U Inc.	59.09%[1]	59.09%[1]	59.09%[1]	59.09%[1]	Merge to J:COM Chiba., Ltd.
J:COM Kanto Co.,Ltd.	100.00%[1]	100.00%[1]	100.00%[1]	100.00%[1]	100.00%[1]
J:COM Yamato Co.,Ltd.	100.00%[1]	Merge with J:COM Kanto, Ltd.	→	→	→
Urawa Cable Television Network Co.,Ltd.	49.65%[2]	50.10%[1]	50.10%[1]	50.10%[1]	80.49%[1]
Media Saitama Co.,Ltd.	40.23%[2]	50.38%[1]	50.39%[1]	59.03%[1]	91.09%[1]
Chofu Cable Inc.		Only MSO agreement*	→	→	92.09%[1]
J:COM Chiba Co.,Ltd.					73.18%[1]
J:COM Setamachi Co., Ltd.	Former Odakyu Telecommuni Services Co., Ltd.				100.00%[1]
Kansai area					
Cable Television Kobe, Inc.	20.00%[3]	20.44%[3]	20.44%[3]	20.44%[3]	65.13%[1]
Hokusetsu Cable Net Co.,Ltd.	55.00%[1]	55.00%[1]	55.00%[1]	55.00%[1]	55.00%[1]
J:COM Kansai Co.,Ltd.	93.47%[1]	84.14%[1]	84.17%[1]	83.99%[1]	84.08%[1]
Izumi CATV Co., Ltd.	67.30%[1]	Merge with J:COM Kansai., Ltd.	→	→	→
Osaka CATV Co., Ltd.	58.84%[1]	Merge with J:COM Kansai., Ltd.	→	→	→
Izumiotsu CATV Inc.**				Merge with J:COM Kansai., Ltd.	→
Cable Net Kobe Ashiya Co.,Ltd.	52.62%[1]	52.62%[1]	52.63%[1]	52.62%[1]	52.62%[1]
Kyushu area					
Cable Vision 21 Inc.	69.47%[1]	69.47%[1]	97.95%[1]	97.95%[1]	97.95%[1]
J:COM Kita Kyushu Co.,Ltd.	81.43%[1]	81.65%[1]	81.65%[1]	84.29%[1]	84.29%[1]
Fukuoka Cable Network Co., Ltd.	45.00%[2]	45.00%[2]	45.00%[2]	45.00%[2]	45.00%[2]
Cable Net Shimonoseki Co., Ltd.	50.00%[2]	50.00%[2]	50.00%[2]	50.00%[2]	50.00%[2]

[1] Consolidated managed franchises
[2] Equity method-affiliate's franchises
[3] Non-consolidated managed franchises

* MSO Agreement: Business cooperation agreement with Jupiter Telecommunications Co.,Ltd.
** Joined as a consolidated operating company (66.67%) on March 2004, and incorporated with J:COM Kansai Co., Ltd. On August 2004.

Area data

Subsidiaries/ Service Areas (As of April 6, 2006)


Sapporo
Kansai
Kyushu
Kanto

<21 Operating companies>

Sapporo area
J:COM Sapporo Co., Ltd.

Kanto area
J:COM Tokyo Co., Ltd.
J:COM Shonan Co., Ltd.
J:COM Gunma Co., Ltd.
Tsuchiura Cable Television Co., Ltd.
Urawa Cable Television Network Co., Ltd.
Media Saitama Co., Ltd.
J:COM Chiba Co., Ltd.
J:COM Kanto Co., Ltd.
Chofu Cable Inc.
J:COM Setamachi Co., Ltd.
Sakura Cable TV Co., Ltd.

Kansai area
J:COM Kansai Co., Ltd.
Hokusetsu Cable Net Co., Ltd.
Cable Net Kobe Ashiya Co., Ltd.
Rokko Island Cable Vision Co., Ltd.
Cable Television Kobe, Inc.

Kyushu area
Cable Vision 21 Inc.
J:COM Kita-Kyushu Co., Ltd.*
Cable Net Shimonoseki Co., Ltd.*
Fukuoka Cable Network Co., Ltd.*

<8 Non Operating Companies, etc.>
@NetHome Co., Ltd.
J:COM Technologies Co., Ltd
J:COM Finance Co., Ltd.
Kansai Multimedia Service Co., Ltd.
Jupiter VOD Co., Ltd.*
Green City Cable Television Co., Ltd.*
Japan Digital Serve Corp.*
KADOKAWA - J:COM Media Co., Ltd.*

* indicates equity-method affiliates and remainders are subsidiaries.

History

1995	Jan	Jupiter Telecommunications Co., Ltd. was founded as a joint venture involving Sumitomo Corporation and Tele-Communications International, Inc. (now known as Liberty Global, Inc.)
1995	Mar	Started launching Cable television services.
1997	Jul	Started launching Telecommunication services in some regions.
1999	Jan	Started launching High-speed Internet services for broadband cable.
2000	Sep	Integrated TITUS Communications Corporation.
2003	Sep	Started launching Internet service with maximum downstream speed of 30Mbps.
	Dec	Launched the digital services including terrestrial digital broadcasting in all stations in Kanto and Kansai areas.
2004	April	Started launching a digital service, J:COM TV Digital.
	May	Invested in Jupiter VOD Co., Ltd.
2005	Jan	Started launching a VOD service, J:COM On Demand.
	Mar	Went public on the JASDAQ exchange.
	April	Started launching Primary IP Phone services.
	Oct	Achieved 2 million of total subscribing households.
	Dec	Achieved 1 million of total subscribing households for a fixed phone service, J:COM Phone.
2006	Mar	Started launching a mobile service, J:COM MOBILE Powered by WILLCOM.
	April	Started launching a new service of J:COM TV Digital High Definition Recorder (HDR).

Network Configuration

HFC (Hybrid Fiber Coaxial) Network



Sapporo
Kansai Region
Sanda
Hokusetsu
Hokusetsu Hub
Kobe/ Ashiya
Takarazuka
Kobe/Miki
Kawachi Master HE
OCT
Kawaguchi Hub
Sakai
Wakayama
Rinku
Izumi
Wakayama Hub
Kanto Region
Maebashi
Takasaki
JMC Master HE (Nerima)
Omiya
Ibaraki
Nishi-Tokyo
Koganei/ Kokubunji
Urawa/ Yono
Kashiwa
Itabashi
Sagamihara
Chofu
Suginami
Yamato
Setamachi
Urayasu
Yachiyo
Samukawa
Kisarazu
Fujisawa
Yokosuka
Kyushu Region
Yahata Hub (Kitakyushu)
Shimonoseki
FCN Master HE
Kokura Hub (Kitakyushu)
Chuo Hub
Nishi Hub (FCN/ CV21)
Hakata Hub (FCN/CV21)
Master Headend
Headend
* Covers 1,200 households per node
HE
Optical Fiber
Node
Coaxial Cable
Tap
Safety Box VP/RSU
Splitter
Phone
LAN Cable/ Network Adapter
Cable Modem
Internet
Set Top Box
Television

J : COM NET Hikari (c.LINK System)

System Diagram


J:COM
Internet Network
GbE Switch
J:COM NET Hikari
Headend
J:COM TV •
J:COM PHONE
Node
Amplifier
Multiple-Dwelling Unit
Media Converter
c.Link
Client Modem
STB
TV
c.Link
Client Modem
Internet
STB
TV
c.Link
Client Modem
Internet
Optical Fiber
LAN Cable
Coaxial Cable

Explanation of Terms

- Total RGUs (Revenue Generating Units)
  Total number of services offered
- Number of Households Connected
  The number of households subscribed to one or more services
- ARPU (Average Revenue per Unit)
  Average revenue generated per customer per month
- Bundle Ratio
  Number of services subscribed to per subscribing household
- Homes Passed
  The number of households within the company's area, where network construction has been completed and services are immediately ready for offer.
- Primary Quality Fixed Line Telephony
  Emergency calling, with an equivalent level of quality to Nippon Telegraph and Telephone Corporation and Nippon Telegraph and Telephone West Corporation
- Primary Quality VoIP Service
  Primary quality fixed line telephony service using IP technology. User fees and services specifications are exactly equivalent to our fixed line telephony service based on heretofore used switching equipment.
- HFC (Hybrid Fiber Coaxial)
  A way of configuring a cable television network mixing optical fiber and coaxial cable. With one node per 600-2,400 households, optical fiber is used in the backbone from the headend to the node, and coaxial cable is used from the node to customer. Expanding transmission volumes which accompany an increasing number of subscribing households and contribute to the progress of FTTH at a comparatively low cost.
- Master Headend
  Servers and routers, other equipment for digital broadcasting facilities, telephone switch, and broadband facilities. J:COM has master headends at three locations nationwide.
- Headend
  Broadcasting, satellite-based broadcasting, independent programming, etc., and modems, and terminal control equipment, etc., for high-speed Internet. J:COM has headends at roughly 40 locations nationwide.
- c.LINK
  Coaxial cable based technology theoretically capable of high-speed data transfer at over 250Mbps. A registered trademark of Entropic Communications (USA)
- HOG (Headend On the Ground)
  Breaking away from hitherto used satellite distribution, refers to constructing a ground-based video transmission network. Monopoly distribution of highvision channels, realizes stable video distribution, and promotes the strengthening and differentiation of cable television services.

J:COM Group (As of April 6, 2006)

		Name	Paid-in Capital (Yen in millions)	Percentage of voting rights directly or indirectly owned by us (%)
Managed systems				
Cable Television Services (21)	Consolidated (19)	J:COM Tokyo Co.,Ltd.	17,801	80.24
		J:COM Gunma Co.,Ltd.	2,752	99.95
		Cable Vision 21 Inc.	2,766	97.95
		J:COM Kita-Kyushu Co.,Ltd.	4,987	84.29
		Hokusetsu Cable Net Co.,Ltd.	2,000	55.00
		Tsuchiura Cable Television Co.,Ltd.	1,500	70.33
		Urawa Cable Television Network Co.,Ltd.	1,600	80.49
		J:COM Chiba Co.,Ltd.	3,395	73.18
		J:COM Kansai Co.,Ltd.	15,500	84.08
		J:COM Shonan Co.,Ltd.	5,771	79.49
		Cable Net Kobe Ashiya Co.,Ltd.	2,900	52.62
		Media Saitama Co.,Ltd.	2,993	91.09
		J:COM Kanto Co.,Ltd.	50,238	100.00
		J:COM Sapporo Co.,Ltd.	8,800	85.85
		Chofu Cable Inc.	2,525	92.09
		J:COM Setamachi Co., Ltd.	1,000	100.00 *1
		Cable Television Kobe, Inc.	3,000	81.97 *2
		Rokko Island Cable Vision Co., Ltd.	30	81.00 *3
		Sakura Cable TV Co., Ltd.	1,588	80.83 *4
	Affiliate (2)	Fukuoka Cable Network Co.,Ltd.	2,000	45.00
		Cable Net Shimonoseki Co.,Ltd.	1,000	50.00

Non-managed systems and others				
Internet Services	Consolidated	@NetHome Co.,Ltd.	7,800	100.00
Cable Construction Services	Consolidated	J:COM Technologies Co., Ltd.	490	100.00
Financial Services	Consolidated	J:COM Finance Co.,Ltd.	3	100.00
Internet Services	Consolidated	Kansai Multimedia Services Co.,Ltd.	480	66.50 *5
Video Programming Services	Affiliate	Jupiter VOD Co.,Ltd.	1,140	50.00
Cable Television Services	Affiliate	Green City Cable Television Co.,Ltd.	1,000	20.00
Distribution Network Services	Affiliate	Japan Digital Serve Corp.	2,250	21.32 *6
Ad agency / Publishing Services	Affiliate	KADOKAWA-J:COM Media Co., Ltd.	100	50.00 *7

*1: Odakyu Cable Vision became our consolidated subsidiary on September 30, 2005. On January 1, 2006 the company's name was changed to J:COM Setamachi Co., Ltd.
*2: Cable Television Kobe, formerly an affiliate, became consolidated subsidiary on November 7, 2005.
*3: Rokko Island Cable Vision became our consolidated subsidiary on January 10, 2006.
*4: We concluded a stock transfer agreement with Sakura Cable TV Co., Ltd. on April 6, 2006.
*5 Kansai Multimedia Services, formerly an affiliate, became consolidated subsidiary on January 6, 2006.
*6: Japan Digital Serve became an affiliate in July 29, 2005.
*7: KADOKAWA-J:COM Media Co., Ltd. is a joint venture established between Kadokawa Shoten and Jupiter Telecommunications Co., Ltd. on November 1, 2005.

Corporate Information (As of Dec. 31, 2005)

Company name:
Jupiter Telecommunications Co., Ltd.

Headquarters:
Shiba NBF Tower, 1-1-30 Shiba Daimon,
Minato-ku, Tokyo, 105-0012, Japan

Date of Establishment:
January 18,1995

Account End:
December 31

Paid-in Capital:
114.5 billion yen

Number of Employees:
6,784 (Group Total)

The number of employees is the total for all the consolidated companies based on U.S.GAAP.

Brand Name:
J:COM

HP:
http://www.jcom.co.jp/

Stock Information (As of Dec. 31, 2005)

Stock Listing:
Jasdaq Securities Exchange

Code:
4817

Annual meeting of stockholders:
March every year

Number of Shares Outstanding:
6,363,840.74

Number of Shareholders:
19,447

Transfer Agent and Registrar:
The Sumitomo Trust and Banking Co., Ltd.
Stock Transfer Agency Department
4-4,Marunouchi 1-chome,Chiyoda-ku,
Tokyo 100-8233, Japan

Major Shareholders:

Shareholders	Number of Shares owned	Percentage of Total Issued Shares (%)
LMI/Sumisho Super Media, LLC.*	3,987,238.00	62.7
State Street Bank&Trust Co.	364,731.00	5.7
State Street Bank&Trust Co. 505025	204,718.00	3.2
Goldman Sachs International	187,062.00	2.9
Deutsche Bank AG London PB Firm Account 614	121,957.00	1.9
Investors Bank	112,584.00	1.8
The Master Trust Bank of Japan,Ltd.	96,981.00	1.5
Microsoft Holdings V, Inc.	92,652.06	1.5
MITSUI & CO., LTD.	78,694.00	1.2
Matsushita Electric Industrial Co., Ltd.	78,694.00	1.2

*On February 24, 2006 LMI/Sumisho Super Media, LLC changed its name to LGI/Sumisho Super Media, LLC.

Organization Chart (As of April 1, 2006)


SHAREHOLDERS MEETING
BOARD OF DIRECTORS
Management Steering Committee
BOARD OF CORPORATE AUDITORS
PRESIDENT & CEO
Internal Control Committee
Compliance Committee
Information Security Committee
Internal Auditing Dept.
Internal Control Dept.
Corporate Communications Division
Public Relations Dept.
IR Dept.
Corporate Planning & Strategy Division
Corporate Planning Dept.
Corporate Strategy Dept.
Administration Division
Corporate Legal Dept.
Administration Dept.
Human Resources Division
Human Development Dept.
Compensation & Benefits Dept.
Finance & Accounting Group
Finance & Accounting Division
Financial Planning & Analysis Dept.
General Accounting Dept.
Accounting Controlling Dept.
Treasury Dept.
Operations Group
Service Strategy Division
Product Development Dept.
Broadcasting Strategy Dept.
Telecommunication Strategy Dept.
New Technology Dept.
Marketing & Sales Division
Business Promotion Dept.
Marketing Dept.
Sales Promotion Dept.
Sales Strategy Dept.
CS Promotion Dept.
Customer Care Division
Customer Care & Operations Dept.
Tele-Sales Promotion Dept.
AIT Division
AIT Planning Dept.
AIT Operation Support Dept.
AIT Development Dept.
Engineering Division
Technical Management Dept.
Network Engineering Dept.
Telephony Engineering Dept.
Procurement Dept.

J:COM Mission Statement

- At J:COM, it is our mission to provide video, voice and high-speed Internet access services through our advanced broadband networks, while offering the benefits of digitalization through a variety of high quality products that meet our customers' needs and to add rich entertainment and information experiences to our customers' lives.
- We understand that our relationships with our customers and local communities are core elements of our business foundation, and we will continue to nurture these precious assets.
- Recognizing the importance that local communities place on the credibility of a service provider, we pursue further growth with sound financial fundamentals, and return the benefits of our business activities to local communities, shareholders and employees. Ultimately, we strive to become an excellent company that actively contributes to society.

J:COM Activity Guidelines

- Compliance

  All employees of J:COM are required to comply with customary laws and regulations as well as with the company's rules and directions.
- Local Communities

  All employees of J:COM should understand the social values of each community, and should fulfill the obligations and responsibilities required to build relationships of mutual trust with communities and contribute to their development.
- Customer-Centered Approach

  As members of a high-quality information and entertainment service provider, all employees of J:COM are responsible for maintaining a customer-centered approach in order to elevate customer satisfaction.
- Commitment

  All employees of J:COM are required to commit to achieving J:COM's mission and its corporate goals. They understand the J:COM management orientation, proposing and implementing plans for higher productivity. They continually seek out new growth opportunities through interdepartmental cooperation and information sharing, and respond rapidly to challenges with maximum flexibility.
- Personal Development

  All employees of J:COM should be aware of the role they play within J:COM as a corporate group that provides advanced broadband services. They strive to learn and comprehend the latest information, marketplace intelligence and technologies. They realize that as they engage in various levels of information and idea exchanges through their day-to-day work, they are also pursuing personal advancement.

Direct inquifies to: Shiba NBF Tower 1-1-30 Shiba Daimon,
Minato-ku, Tokyo Japan 105-0012
Corporate Communications Division IR Dept.
TEL:03-6765-8158 FAX:03-6765-8091

G R A T I O

T E G R A T I O

N T E G R A T I O

I N T E G R A T I O

Jupiter Telecommunications Co.,Lt

Shiba NBF Tower, 1-1-30 Shiba Daimon, Minato-ku, Tokyo 105-0012 Ja

T : +81-3-6765-8158 ([illegible] Dept.) F : +81-3-6765-809 www.jcom.co



May 8, 2006
FOR IMMEDIATE RELEASE

J:COM ANNOUNCES EXECUTIVE CHANGE

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J:COM), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today the following change to its executive team and the roster of J:COM representatives:

Resigned - Executive Vice President and Chief Operating Officer (as of June 30, 2006)

- *Mr. Greg Armstrong*

Today, Mr. Armstrong announced his resignation from his current position of executive vice president and chief operating officer for J:COM, though he plans to retain his seat on J:COM's Board of Directors (without continuing his service as a representative member of the board). Mr. Armstrong joined J:COM in January 2002 as EVP/COO. In this capacity, Mr. Armstrong has been responsible for franchise operations, sales and marketing, AIT & billing, customer service, operations, engineering/construction, new technologies and digital product development.

As Senior Vice President of Cable Operations for Tele-Communications International, Inc. Mr. Armstrong was instrumental in initiating investments on behalf of the company in the start up and launch of Jupiter Telecommunications Co., Ltd. (J:COM)

Mr. Armstrong's responsibilities will be handled by others on the J:COM executive team while his replacement is being sought.

About J:COM http://www.jcom.co.jp/
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribers, serving over 2.15 million subscribing households (as of March 31, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of March 31, 2006)* operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises is approximately 7.95 million (as of March 31, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

**Excluding Sakura Cable TV, which joined the J:COM group on April 6, 2006.*

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM


Movie
Plus
HD

June 16, 2006
FOR IMMEDIATE RELEASE

"MOVIEPLUS HD" LAUNCHES ON J:COM TV DIGITAL
Japan's Leading Thematic Movie Channel Now Available In High-Definition
Also Available via "Free On Demand" Service to Promote J:COM TV Digital

TOKYO, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM), the largest multiple system operator (MSO) in Japan based on the number of customers served, and Jupiter Entertainment Co., Ltd., a subsidiary of Jupiter TV Co., Ltd (Jupiter TV), a leading media and multichannel television content company in Japan, have announced the launch of "MoviePlus HD," a new high-definition upgrade of "MoviePlus" - the most widely distributed basic movie channel in Japan. Beginning on August 1, 2006, "MoviePlus HD" will replace "MoviePlus" (Standard Definition format) and will launch on J:COM TV Digital as a 24-hour service. "MoviePlus HD" will be available on J:COM TV Digital.

"MoviePlus HD," J:COM's fourth high-definition channel, is the first basic movie cable channel in Japan to become available in high definition. J:COM TV Digital will continue to add more high-definition programming to make its line-up more attractive to Japan's growing number of digital households and to expand its digital TV service as sales of high-definition TV sets increase. "MoviePlus" is currently distributed to 1.6 million digital cable households (approx. 30% of MoviePlus' 5.3 million cable TV subscribing households). Over 700,000 households receive digital TV services from J:COM as subscribers to J:COM TV Digital.

"MoviePlus HD" launches at an opportune time, as Japan's cable TV market undergoes rapid digitization to comply with the scheduled full digitization of broadcasting in 2011.

Sales in Japan of high-definition TV sets are projected at 6.5 million units in 2006, according to Japan Electronics and Information Technology Industry Association (JEITA). Such popular televised events as the Olympics and the World Cup, available in high-definition, are indicative of the type of programming driving demand for high-definition technology with its optimum video and audio quality.

In August, MoviePlus and J:COM TV Digital will also launch Free On Demand (FOD*) to offer the features of Video On Demand with MoviePlus original programming. Designed to encourage wider distribution of MoviePlus HD, FOD will also help J:COM in its efforts to upgrade customers to J:COM TV Digital.
** FOD: a selected portion of on-demand programs provided free of charge to J:COM customers, including local information, recipes, fishing programs, etc.*

MoviePlus HD Highlights for August and September include Six Days/Seven Nights (1998/US- Harrison Ford, Anne Heche); K-19: The Widowmaker (2002/US/UK/Germany- Harrison Ford, Liam Neeson); Beyond Borders (2003/US- Angelina Jolie, Clive Owen); Head In The Clouds (2004/US/UK/Spain/;Canada- Charlize Theron, Penélope Cruz); Elephant (2003/US- John Robinson, Alex Frost); Being John Malkovich (1999/US- John Malkovich, John Cusack); Freddy vs. Jason (2003/US- Robert Englund, Ken Kinzinger); Girl With A Pearl Earring (2003/UK/Luxembourg- Scarlett Johansson, Colin Firth); 21 GRAMS (2003/US- Sean Penn, Naomi Watts); and Everybody Has Secrets (2004/Korea- Lee ByungHun, Choi Ji Woo).

About MoviePlus HD

http://www.movieplus.jp

MoviePlus HD is a thematic movie channel in high-definition format available as a 24-hour service on J:COM TV Digital. Its programming line-up includes mega-hit titles from Hollywood; much talked-about films from Asia and Europe; movie classics and film festivals from around the world; the latest film news; special original features and top-quality overseas drama series.; MoviePlus HD offers a variety of programming in high quality video and sound. MoviePlus HD is owned and operated by Jupiter Entertainment Co., Ltd., a subsidiary of Jupiter TV Co., Ltd. (Jupiter TV) , a leading media company that creates, manages and distributes television content across established and emerging platforms in Japan, including cable, satellite, FTTH, IP and mobile.

About J:COM

http://www.jcom.co.jp

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of customers served, serving over 2.2 million subscribing households (as of May 31, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises operating at the local level. The number of serviceable households, or "homes passed," in J:COM franchises is approximately 8.1 million (as of May 31, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

RECEIVED

2006 JUN 22 P 1:39

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



June 14, 2006
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES
May 2006 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of May 31, 2006 served by J:COM's 20 managed franchises increased 12.6% since May 31, 2005. By May 31, 2006, over 2.20 million subscribing households received at least one of J:COM's services, which include J:COM TV, J:COM NET and J:COM PHONE. Combined revenue generating units (RGUs) for J:COM overall reached 3.84 million, up 551,700 units or 16.8% from the previous year. Details follow in the table below:

Year-Over-Year Subscribing Household Comparisons:*

	Revenue Generating Units				Total Subscribing Households
	J:COM TV	J:COM NET	J:COM PHONE	RGU Total	
As of May 31, 2006	1,837,700 Digital: 774,100	960,800	1,042,300	3,840,800	2,204,100
As of May 31, 2005	1,647,000	799,200	842,900	3,289,100	1,958,000
Net year-over-year increase	190,700	161,600	199,400	551,700	246,100
Net increase as percentage	11.6%	20.2%	23.7%	16.8%	12.6%

** Rounded to the nearest hundred.*

Note: The table above references subscribing household totals for companies operated by J:COM.

Comparable figures for consolidated companies are as follows:

Consolidated Systems Total	***Revenue Generating Units*****				***Total Subscribing Households*****
As of May 31,2006	***J:COM TV***	***J:COM NET***	***J:COM PHONE***	***RGU Total***	
	1,726,100 Digital: 737,400	911,900	979,200	3,617,200	2,069,800

***Rounded to the nearest hundred*

About J:COM http://www.jcom.co.jp/

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.20 million subscribing households (as of May 31, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of May 31, 2006) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises is approximately 8.09 million (as ofMay 31, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.



May 10, 2006
FOR IMMEDIATE RELEASE

J:COM RECEIVES OVER 15,000 APPLICATIONS FOR HIGH DEFINITION RECORDER SERVICE

Consumer Demand Skyrockets for Hi-Def Video Recording via Set Top Box

TOKYO, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today that it has received over 15,000 subscriber applications for its J:COM TV Digital High Definition Recorder (HDR) service. Applications to the service began on March 15 in the Kanto region and subsequently on April 15 in the Sapporo, Kansai and Kyushu regions. Actual service rolled out April 15 in Kanto and on May 15 in other areas.

J:COM's HDR is the first service offered by a cable TV company in Japan to include a digital set top box equipped with an internal hard disk drive (HDD). J:COM's HDR service enables subscribers to record and enjoy the full range of J:COM TV Digital programming in top-quality high-definition, including terrestrial, BS and cable digital programming. Manufactured by HUMAX, the HDD (JC-5000) with its 250GB hard disk capacity and double tuner include capabilities that include (a) up to 20 hours of digital high definition recording time, and (b) recording two programs in competing time slots.

Subscribers of J:COM TV Digital can receive an HDR-equipped set top box for an additional monthly fee of JPY800 (JPY840 tax incl.). Strong consumer response for the product, in just less than two months since launch indicates a high demand for HDR functionality, especially as part of a comprehensive service package and affordable pricing plan.

J:COM defines "HDR" as:

- **H**igh **D**efinition **R**ecorder - records in high definition formats
- **H**igh-Spec **D**ouble Tuner **R**ecorder - equipped with a double tuner for multiple and simultaneous recording
- **H**ard **D**isc **R**ecorder - for recording data onto an internal hard drive

About J:COM http://www.jcom.co.jp/

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of customers served, serving over 2.15 million subscribing households (as of March 31, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 20 managed franchises (as of March 31, 2006)* operating at the local level. The number of serviceable households, or "homes passed", in J:COM franchises is approximately 7.95 million (as of March 31, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

*(*Excluding Sakura Cable TV, which joined the J:COM group on April 6, 2006.)*

###



May 10, 2006
FOR IMMEDIATE RELEASE

J:COM LAUNCHES "ELDER MARKETING" INITIATIVE

Marketing Activities By and For Consumers Over Age 50 to Focus on Local Community; Ease-of-Use

TOKYO, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced its plans to launch a new marketing initiative to enable citizens of 50 years old and older to better understand, and benefit from, the use of cable and telecommunications services. The marketing initiative, dubbed "Elder Marketing," will begin on May 16 with the goal of positioning members of Japan's growing elder population as J:COM agents in a unique peer support program that fosters J:COM product and service adoption in local markets.

J:COM will invite consumers 50+ to register as *J:COM Community Leaders*. With 40% of Japan's population over 50 years old, this "elder" segment represents more than 49% of J:COM's total subscriber base. *J:COM Community Leaders* will act as peer support agents, enlisted to provide easy-to-understand explanations of J:COM services for both existing and potential elder subscribers within their assigned areas, as well as local organizers of community events designed to attract new subscribers as well as maintain and assist existing ones.

"As our society ages, it will be essential to foster a better understanding of how J:COM cable telecommunications services can provide people with useful benefits," said Tomoyuki Moriizumi, President and CEO of J:COM. "Consumers over the age of 50 and their children represent a broad subscriber base who are key agents of change in helping to make others more comfortable and aware of all the new services and programs cable

affords and how they can be used to maximum potential, especially by our respected elders," Mr. Moriizumi added.

Studies indicate that people 50+ prefer to have cable and telecommunications services explained to them by those in their own age group. New digital and network services, remote control hardware operation and various content details were among those elements of cable television cited as those that many would like peer guidance on.

"At J:COM, we believe those with a desire to assist others should be given the means to do so with purposeful activities that foster community interaction," said Hiroyuki Nakatani, GM, Marketing and Sales Division of J:COM. "Our research suggests elders are likely to participate in their local communities, and remain there after retirement. Providing useful communications and media services that are compatible with local communities is key to J:COM's business. This orientation, and initiatives that speak directly to the needs of this audience, are critical for J:COM's corporate mission to contribute to society overall," he added.

Elder Marketing Plan -- Overview

Establishing J:COM Community Leadership

Residents of J:COM service areas who are over 50 years old will be invited to register as *J:COM Community Leaders*. Qualified applicants will be in charge of introducing J:COM services, attracting new subscribers and managing community events for which an honorarium will be provided. The objective is to increase customer satisfaction (CS) by selecting and employing personnel from the elder segment who can assist new customers in their peer group feel comfortable and reassured with their J:COM products and services.

"J:COM Platinum Club" (working title only)

A "J:COM Platinum Club" will be established as a membership organization for elder subscribers (50+) who will be provided with a wide range of benefits to improve on customer satisfaction. It will also serve as a means to promote subscribers within that age group.

Specialized Customer Service Benefits Planned for Elders include the following:

- Improved Internet classrooms
- Improved Digital classrooms
- Strengthened dispatch and other special support services (free Internet setup, etc.) upon subscription
- Special welcome kit introduction (easy set up and quick-start guide)
- Special toll-free hotline for elder subscribers
- Special events for elder consumers

- Discounted access to recreation resorts and hotels for the enjoyment of leisure time.
- Opportunities for elder people to share and highlight their favorite activities such as local clubs, volunteer opportunities, cultural activities, etc., through J:COM media outlets (*J:COM Magazine,* J:COM's Community Channel, J:COM On Demand's "Free On Demand," SNS (@MYPAGE), etc.).

Future plans will include the development of (a) Simple Remote, made easier-to-operate for elder subscribers, (b) *J:COM Magazine* Subscriber Guide and Community Channel commercials which will be reviewed regularly and modified according to elder subscriber preferences, and (c) Special Care Services, offering information on medical and elder care support.

About J:COM   http://www.jcom.co.jp/

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of customers served, serving over 2.15 million subscribing households (as of March 31, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 20 managed franchises (as of March 31, 2006)* operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises is approximately 7.95 million (as of March 31, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

*(*Excluding Sakura Cable TV, which joined the J:COM group on April 6, 2006.)*

###



April 26, 2006
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES FIRST QUARTER 2006 FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households served by J:COM's 20 operating systems (excluding Sakura Cable TV, which joined the J:COM group on April 6, 2006) increased 12.2% since March 31, 2005. By March 31, 2006, over 2.15 million subscribing households received at least one of J:COM's services, which include J:COM TV, J:COM NET and J:COM PHONE. Combined revenue generating units (RGUs) for J:COM overall reached nearly 3.75 million, up 531,800 units from the previous year, due to the continued organic growth in existing service areas and the addition of new systems. Details follow in the table below:

Year-Over-Year Subscribing Household Comparisons:*

	Revenue Generating Units				Total Subscribing Households
	J:COM TV	J:COM NET	J:COM PHONE	RGU Total	
As of March 31, 2006	1,807,000 Digital: 719,100	931,600	1,011,100	3,749,700	2,158,200
As of March 31, 2005	1,628,800	777,200	811,900	3,217,900	1,922,900
Net year-over-year increase	178,200	154,400	199,200	531,800	235,300
Net increase as percentage	10.9%	19.9%	24.5%	16.5%	12.2%

** Rounded to the nearest hundred.*

Note: The table above references subscribing household totals for companies operated by J:COM. Comparable figures for consolidated companies are as follows:

Consolidated Systems Total	*Revenue Generating Units***				*Total Subscribing Households***
As of March 31,2006	***J:COM TV***	***J:COM NET***	***J:COM PHONE***	***RGU Total***	
	1,696,100 *Digital: 685,100*	*884,000*	*949,800*	*3,529,900*	*2,025,000*

***Rounded to the nearest hundred*

Households subscribing to J:COM TV Digital topped 700,000 in March 2006, representing 39.8% of all J:COM TV subscribing households. J:COM plans to focus on strengthening its digital services as its subscriber base transitions to being fully digital by 2008.

In January 2006, J:COM NET, J:COM's high-speed Internet service, introduced a high-speed Internet service package for small and home offices (SOHO) using wireless local area networks (WLANs). The package provides high-speed Internet service, a business telephone line and domain hosting services all from a single provider, J:COM.

Also during the first quarter of 2006, J:COM PHONE exceeded the 1 million subscribing household milestone (equal to approximately 1.05 million lines). In addition, J:COM Setamachi introduced telephone service on April 1, 2006 with J:COM Gunma expected to introduce telephone service in June of this year.

The average "take rate" for J:COM bundled services (total RGUs divided by the number of subscribing households to any one service or combination, for a maximum potential total of 3.0) consistently increased, from 1.67 at the end of March 2005 to 1.74 at the end of March 2006.

About J:COM http://www.jcom.co.jp/
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.15 million subscribing households (as of March 31, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of March 31, 2006)* operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises is approximately 7.95 million (as of March 31, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

(*Excluding Sakura Cable TV, which joined the J:COM group on April 6, 2006.)

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.